Exhibit 99.2

Royal Bank of Canada first quarter 2024 results

All amounts are in Canadian dollars and are based on financial statements presented in compliance with International Accounting Standard 34
Interim Financial Reporting
, unless otherwise noted. Effective November 1, 2023, we adopted IFRS 17
Insurance Contracts
(IFRS 17). Comparative amounts have been restated from those previously presented. Our Q1 2024 Report to Shareholders and Supplementary Financial Information are available at http://www.rbc.com/investorrelations and on https://www.sedarplus.com/.

Net income $3.6 Billion Up 14% YoY	Diluted EPS 1 $2.50 Up 12% YoY	Total PCL 1 $813 Million PCL on loans ratio 1 up 3 bps 1 QoQ	ROE 1, 2 13.1% Up 50 bps YoY	CET1 Ratio 1 14.9% Above regulatory requirements

Adjusted net income 3 $4.1 Billion Down 5% YoY	Adjusted Diluted EPS 3 $2.85 Down 6% YoY	Total ACL 1 $5.7 Billion ACL on loans ratio 1 up 3 bps QoQ	Adjusted ROE 3 14.9% Down 230 bps YoY	LCR 1 132% Up from 131% last quarter
TORONTO, February 28, 2024
– Royal Bank of Canada
4
(RY on TSX and NYSE) today reported net income of $3.6 billion for the quarter ended January 31, 2024, up $449 million or 14% from the prior year, which included the $1,050 million impact of the Canada Recovery Dividend (CRD) and other tax related adjustments. Diluted EPS was $2.50, up 12% over the same period. Adjusted net income
3
and adjusted diluted EPS
3
of $4.1 billion and $2.85 were down 5% and 6%, respectively, from the prior year.
Our consolidated results reflect an increase in total PCL of $281 million from a year ago, mainly reflecting higher provisions in Personal & Commercial Banking and Capital Markets, partially offset by lower provisions in Wealth Management. The PCL on loans ratio of 37 bps increased 12 bps from the prior year. The PCL on impaired loans ratio was 31 bps, up 14 bps from the prior year as provisions continue to trend upwards reflecting the impact of higher interest rates and rising unemployment.
Results also reflected the impact of specified items relating to the planned acquisition of HSBC Bank Canada (HSBC Canada), including transaction and integration costs ($265 million before-tax and $218 million after-tax), and management of closing capital volatility ($286 million before-tax and $207 million after-tax).
The cost of the Federal Deposit Insurance Corporation (FDIC) special assessment of $159 million before-tax ($115 million after-tax) also impacted results.
Pre-provision, pre-tax earnings
5
of $5.2 billion were down $607 million or 11% from last year, mainly due to higher expenses, and lower revenue
in Capital Markets, largely reflecting lower trading revenue compared to a strong prior year. These factors were partially offset by higher insurance investment results from favourable investment performance as we repositioned our portfolio for transition to IFRS 17. Results benefitted from higher net interest income driven by solid volume growth, as well as higher fee-based client assets reflecting market appreciation and net sales in Wealth Management.
Compared to last quarter, net income was down 9%, partly reflecting a higher effective tax rate, as results in the prior quarter included the favourable impact of the specified item relating to certain deferred tax adjustments, and higher PCL on impaired loans. Lower results in Corporate Support and Personal & Commercial Banking were partially offset by higher results in Wealth Management, Capital Markets and Insurance. Adjusted net income was up 8% over the same period. Pre-provision, pre-tax earnings were up 12% as higher revenue more than offset expense growth.
Our capital position remains robust, with a CET1 ratio of 14.9%, supporting solid volume growth and $1.9 billion in common share dividends.

“As our first quarter results show, RBC has the right strategy in place to grow today while also generating long-term value for shareholders. Underpinned by our balance sheet strength, prudent approach to risk management and diversified business model, we delivered solid, client-driven volume growth and a continued focus on expense control. As we look towards the completion of our planned HSBC Canada acquisition, we remain focused on being a trusted advisor to clients through the delivery of new and differentiated banking experiences.”
– Dave McKay, President and Chief Executive Officer of Royal Bank of Canada

Q1 2024 Compared to Q1 2023	Reported: • Net income of $3,582 million • Diluted EPS of $2.50 • ROE of 13.1% • CET1 ratio of 14.9%	h 14% h 12% h 50 bps h 220 bps	Adjusted 3 : • Net income of $4,066 million • Diluted EPS of $2.85 • ROE of 14.9%	i 5% i 6% i 230 bps

Q1 2024 Compared to Q4 2023	• Net income of $3,582 million • Diluted EPS of $2.50 • ROE of 13.1% • CET1 ratio of 14.9%	i 9% i 9% i 180 bps h 40 bps	• Net income of $4,066 million • Diluted EPS of $2.85 • ROE of 14.9%	h 8% h 8% h 70 bps

(1)	See Glossary section of this Q1 2024 Report to Shareholders for composition of this measure.
(2)
Return on equity (ROE). This measure does not have a standardized meaning under generally accepted accounting principles (GAAP). For further information, refer to the Key performance and non-GAAP measures section of this Q1 2024 Report to Shareholders.

(3)	These are non-GAAP measures. For further information, including a reconciliation, refer to the Key performance and non-GAAP measures section of this Q1 2024 Report to Shareholders.
(4)	When we say “we”, “us”, “our”, “the bank” or “RBC”, we mean Royal Bank of Canada and its subsidiaries, as applicable.
(5)
Pre-provision, pre-tax (PPPT) earnings is calculated as income (January 31, 2024: $3,582 million; October 31, 2023: $3,939 million; January 31, 2023: $3,133 million) before income taxes (January 31, 2024: $766 million; October 31, 2023: $(33) million; January 31, 2023: $2,103 million) and PCL (January 31, 2024: $813 million; October 31, 2023: $720 million; January 31, 2023: $532 million). This is a non-GAAP measure. PPPT earnings do not have a standardized meaning under GAAP and may not be comparable to similar measures disclosed by other financial institutions. We use PPPT earnings to assess our ability to generate sustained earnings growth outside of credit losses, which are impacted by the cyclical nature of a credit cycle. We believe that certain non-GAAP measures are more reflective of our ongoing operating results and provide readers with a better understanding of management’s perspective on our performance.

2
Royal Bank of Canada
  First Quarter 2024

1	First quarter highlights
2	Management’s Discussion and Analysis
2	Caution regarding forward-looking statements
3	Overview and outlook
	3	About Royal Bank of Canada
	4	Selected financial and other highlights
	5	Economic, market and regulatory review and outlook
6	Key corporate events
6	Financial performance
	6	Overview
11	Business segment results
	11	How we measure and report our business segments

	11	Key performance and non-GAAP measures
	14	Personal & Commercial Banking
	16	Wealth Management
	18	Insurance
	19	Capital Markets
	20	Corporate Support
21	Quarterly results and trend analysis
22	Financial condition
	22	Condensed balance sheets
	23	Off-balance sheet arrangements
23	Risk management
	23	Credit risk
	27	Market risk
	31	Liquidity and funding risk
39	Capital management

45	Accounting and control matters
	45	Summary of accounting policies and estimates
	45	Changes in accounting policies and disclosures
	45	Controls and procedures
46	Related party transactions
47	Glossary
50	Enhanced Disclosure Task Force recommendations index
51	Interim Condensed Consolidated Financial Statements (unaudited)
56	Notes to the Interim Condensed Consolidated Financial Statements (unaudited)
78	Shareholder Information

Management’s Discussion and Analysis
Management’s Discussion and Analysis (MD&A) is provided to enable a reader to assess our results of operations and financial condition for the three month period ended or as at January 31, 2024, compared to the corresponding period in the prior fiscal year and the three month period ended October 31, 2023. This MD&A should be read in conjunction with our unaudited Interim Condensed Consolidated Financial Statements for the quarter ended January 31, 2024 (Condensed Financial Statements) and related notes and our 2023 Annual Report. This MD&A is dated February 27, 2024. All amounts are in Canadian dollars, unless otherwise specified, and are based on financial statements presented in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB), unless otherwise noted.
Additional information about us, including our 2023 Annual Information Form, is available free of charge on our website at rbc.com/investorrelations, on the Canadian Securities Administrators’ website, SEDAR+, at sedarplus.com and on the EDGAR section of the United States (U.S.) Securities and Exchange Commission’s (SEC) website at sec.gov.
Information contained in or otherwise accessible through the websites mentioned herein does not form part of this report. All references in this report to websites are inactive textual references and are for your information only.

Caution regarding forward-looking statements
From time to time, we make written or oral forward-looking statements within the meaning of certain securities laws, including the “safe harbour” provisions of the
United States Private Securities Litigation Reform Act of 1995
and any applicable Canadian securities legislation. We may make forward-looking statements in this Q1 2024 Report to Shareholders, in other filings with Canadian regulators or the SEC, in other reports to shareholders, and in other communications. In addition, our representatives may communicate forward-looking statements orally to analysts, investors, the media and others. Forward-looking statements in this document include, but are not limited to, statements relating to our financial performance objectives, vision and strategic goals, the economic, market, and regulatory review and outlook for Canadian, U.S., U.K., European and global economies, the regulatory environment in which we operate, the implementation of IFRS 17
Insurance Contracts
, the expected closing of the transaction involving HSBC Canada, including plans for the combination of our operations with HSBC Canada, the financial, operational and capital impacts of the transaction, transaction and integration costs, the expected closing of the transaction involving the U.K. branch of RBC Investor Services Trust, the risk environment including our credit risk, market risk, liquidity and funding risk, as well as the effectiveness of our risk monitoring, and includes statements made by our President and Chief Executive Officer and other members of management. The forward-looking statements contained in this document represent the views of management and are presented for the purpose of assisting the holders of our securities and financial analysts in understanding our financial position and results of operations as at and for the periods ended on the dates presented, as well as our financial performance objectives, vision, strategic goals and priorities and anticipated financial performance, and may not be appropriate for other purposes. Forward-looking statements are typically identified by words such as “believe”, “expect”, “suggest”, “seek”, “foresee”, “forecast”, “schedule”, “anticipate”, “intend”, “estimate”, “goal”, “commit”, “target”, “objective”, “plan”, “outlook”, “timeline” and “project” and similar expressions of future or conditional verbs such as “will”, “may”, “might”, “should”, “could”, “can”, “would” or negative or grammatical variations thereof.
By their very nature, forward-looking statements require us to make assumptions and are subject to inherent risks and uncertainties, both general and specific in nature, which give rise to the possibility that our predictions, forecasts, projections, expectations or conclusions will not prove to be accurate, that our assumptions may not be correct that our financial performance, environmental & social or other objectives, vision and strategic goals will not be achieved and that our actual results may differ materially from such predictions, forecasts, projections, expectations or conclusions.

Royal Bank of Canada
  First Quarter 2024   3

We caution readers not to place undue reliance on our forward-looking statements as a number of risk factors could cause our actual results to differ materially from the expectations expressed in such forward-looking statements. These factors – many of which are beyond our control and the effects of which can be difficult to predict – include, but are not limited to: credit, market, liquidity and funding, insurance, operational, regulatory compliance (which could lead to us being subject to various legal and regulatory proceedings, the potential outcome of which could include regulatory restrictions, penalties and fines), strategic, reputation, legal and regulatory environment, competitive, model, systemic risks and other risks discussed in the risk sections of our 2023 Annual Report and the Risk management section of this Q1 2024 Report to Shareholders, including business and economic conditions in the geographic regions in which we operate, Canadian housing and household indebtedness, information technology, cyber and third-party risks, geopolitical uncertainty, environmental and social risk (including climate change), digital disruption and innovation, privacy and data related risks, regulatory changes, culture and conduct risks, the effects of changes in government fiscal, monetary and other policies, tax risk and transparency, and our ability to anticipate and successfully manage risks arising from all of the foregoing factors. Additional factors that could cause actual results to differ materially from the expectations in such forward-looking statements can be found in the risk sections of our 2023 Annual Report and the Risk management section of this Q1 2024 Report to Shareholders, as may be updated by subsequent quarterly reports.
We caution that the foregoing list of risk factors is not exhaustive and other factors could also adversely affect our results
. When relying on our forward-looking statements to make decisions with respect to us, investors and others should carefully consider the foregoing factors and other uncertainties and potential events, as well as the inherent uncertainty of forward-looking statements. Material economic assumptions underlying the forward-looking statements contained in this Q1 2024 Report to Shareholders are set out in the Economic, market and regulatory review and outlook section and for each business segment under the Strategic priorities and Outlook sections in our 2023 Annual Report, as updated by the Economic, market and regulatory review and outlook section of this Q1 2024 Report to Shareholders. Such sections may be updated by subsequent quarterly reports. Assumptions about the duration and complexity of technological builds, estimates for closing costs, and estimates of costs required for post-close synergy impacts were considered in the estimation of transaction and integration costs. Except as required by law, we do not undertake to update any forward-looking statement, whether written or oral, that may be made from time to time by us or on our behalf.
Additional information about these and other factors can be found in the risk sections of our 2023 Annual Report and the Risk management section of this Q1 2024 Report to Shareholders, as may be updated by subsequent quarterly reports.

Overview and outlook

About Royal Bank of Canada
Royal Bank of Canada is a global financial institution with a purpose-driven, principles-led approach to delivering leading performance. Our success comes from the 94,000+ employees who leverage their imaginations and insights to bring our vision, values and strategy to life so we can help our clients thrive and communities prosper. As Canada’s biggest bank and one of the largest in the world, based on market capitalization, we have a diversified business model with a focus on innovation and providing exceptional experiences to our more than 17 million clients in Canada, the U.S. and 27 other countries. Learn more at rbc.com.

4   Royal Bank of Canada  First Quarter 2024

Selected financial and other highlights

	As at or for the three months ended			For the three months ended
(Millions of Canadian dollars, except per share, number of and percentage amounts)	January 31 2024	October 31 2023 (1)	January 31 2023 (1)	Q1 2024 vs. Q4 2023	Q1 2024 vs. Q1 2023
Total revenue	$13,485	$12,685	$13,357	$800	$128
Provision for credit losses (PCL)	813	720	532	93	281
Non-interest expense	8,324	8,059	7,589	265	735
Income before income taxes	4,348	3,906	5,236	442	(888)
Net income	$3,582	$3,939	$3,133	$(357)	$449
Net income adjusted (2)	$4,066	$3,773	$4,262	$293	$(196)
Segments – net income
Personal & Commercial Banking	$2,061	$2,091	$2,126	$(30)	$(65)
Wealth Management (3)	606	215	830	391	(224)
Insurance	220	97	67	123	153
Capital Markets (3)	1,154	987	1,241	167	(87)
Corporate Support	(459)	549	(1,131)	(1,008)	672
Net income	$3,582	$3,939	$3,133	$(357)	$449
Selected information
Earnings per share (EPS) – basic	$2.50	$2.77	$2.23	$(0.27)	$0.27
– diluted	2.50	2.76	2.23	(0.26)	0.27
Earnings per share (EPS) – basic adjusted (2)	2.85	2.65	3.05	0.20	(0.20)
– diluted adjusted (2)	2.85	2.65	3.04	0.20	(0.19)
Return on common equity (ROE) (4), (5)	13.1%	14.9%	12.6%	(180) bps	50 bps
Return on common equity (ROE) adjusted (2)	14.9%	14.2%	17.2%	70 bps	(230) bps
Average common equity (4)	$107,100	$103,250	$97,300	$3,850	$9,800
Net interest margin (NIM) – on average earning assets, net (5)	1.41%	1.51%	1.47%	(10) bps	(6) bps
PCL on loans as a % of average net loans and acceptances	0.37%	0.34%	0.25%	3 bps	12 bps
PCL on performing loans as a % of average net loans and acceptances	0.06%	0.09%	0.08%	(3) bps	(2) bps
PCL on impaired loans as a % of average net loans and acceptances	0.31%	0.25%	0.17%	6 bps	14 bps
Gross impaired loans (GIL) as a % of loans and acceptances	0.48%	0.42%	0.31%	6 bps	17 bps
Liquidity coverage ratio (LCR) (5), (6)	132%	131%	130%	100 bps	200 bps
Net stable funding ratio (NSFR) (5), (6)	113%	113%	112%	– bps	100 bps
Capital, Leverage and Total loss absorbing capacity (TLAC) ratios (5), (7), (8)
Common Equity Tier 1 (CET1) ratio	14.9%	14.5%	12.7%	40 bps	220 bps
Tier 1 capital ratio	16.3%	15.7%	13.9%	60 bps	240 bps
Total capital ratio	18.1%	17.6%	15.7%	50 bps	240 bps
Leverage ratio	4.4%	4.3%	4.4%	10 bps	– bps
TLAC ratio	31.4%	31.0%	28.2%	40 bps	320 bps
TLAC leverage ratio	8.5%	8.5%	9.0%	– bps	(50) bps
Selected balance sheet and other information (9)
Total assets	$1,974,405	$2,006,531	$1,934,580	$(32,126)	$39,825
Securities, net of applicable allowance	405,813	409,730	320,553	(3,917)	85,260
Loans, net of allowance for loan losses	858,316	852,773	823,794	5,543	34,522
Derivative related assets	105,038	142,450	130,120	(37,412)	(25,082)
Deposits	1,241,168	1,231,687	1,203,842	9,481	37,326
Common equity	108,360	107,734	97,923	626	10,437
Total risk-weighted assets (RWA) (5), (7), (8)	590,257	596,223	614,250	(5,966)	(23,993)
Assets under management (AUM) (5)	1,150,100	1,067,500	1,051,300	82,600	98,800
Assets under administration (AUA) (5), (10), (11)	4,490,100	4,338,000	5,783,900	152,100	(1,293,800)
Common share information
Shares outstanding (000s) – average basic	1,406,324	1,399,337	1,382,754	6,987	23,570
– average diluted	1,407,641	1,400,465	1,384,536	7,176	23,105
– end of period	1,408,257	1,400,511	1,382,818	7,746	25,439
Dividends declared per common share	$1.38	$1.35	$1.32	$0.03	$0.06
Dividend yield (5)	4.5%	4.5%	4.0%	– bps	50 bps
Dividend payout ratio (5)	55%	49%	59%	600 bps	(400) bps
Common share price (RY on TSX) (12)	$131.21	$110.76	$136.16	$20.45	$(4.95)
Market capitalization (TSX) (12)	184,777	155,121	188,284	29,656	(3,507)
Business information (number of)
Employees (full-time equivalent) (FTE)	90,166	91,398	92,662	(1,232)	(2,496)
Bank branches	1,248	1,247	1,265	1	(17)
Automated teller machines (ATMs)	4,341	4,341	4,363	–	(22)
Period average US$ equivalent of C$1.00 (13)	0.745	0.732	0.745	0.013	–
Period-end US$ equivalent of C$1.00	0.744	0.721	0.752	0.023	(0.008)

(1)	Amounts have been restated from those previously presented as part of the adoption of IFRS 17, effective November 1, 2023. For further details on the impacts of the adoption of IFRS 17 including the description of accounting policies selected, refer to Note 2 of our Condensed Financial Statements.
(2)	These are non-GAAP measures. For further details, including a reconciliation, refer to the Key performance and non-GAAP measures section. Amounts have been revised from those previously presented to conform to our basis of presentation for this non-GAAP measure.
(3)	Effective the fourth quarter of 2023, we moved the Investor Services lending business from our Wealth Management segment to our Capital Markets segment. Therefore, comparative results for the three months ended January 31, 2023 have been revised from those previously presented.
(4)	Average amounts are calculated using methods intended to approximate the average of the daily balances for the period. This includes average common equity used in the calculation of ROE. For further details, refer to the Key performance and non-GAAP measures section.
(5)	See Glossary for composition of this measure.
(6)	The LCR and NSFR are calculated in accordance with the Office of the Superintendent of Financial Institutions’ (OSFI) Liquidity Adequacy Requirements (LAR) guideline. LCR is the average for the three months ended for each respective period. For further details, refer to the Liquidity and funding risk section.
(7)	Capital ratios and RWA are calculated using OSFI’s Capital Adequacy Requirements (CAR) guideline, the Leverage ratio is calculated using OSFI’s Leverage Requirements (LR) guideline, and both the TLAC and TLAC leverage ratios are calculated using OSFI’s TLAC guideline. The periods ended January 31, 2024 and October 31, 2023 reflect our adoption of the revised CAR and LR guidelines that came into effect in Q2 2023, as further updated on October 20, 2023 as part of OSFI’s implementation of the Basel III reforms. The period ended January 31, 2024 also reflects our adoption of the revised market risk and credit valuation adjustment (CVA) frameworks that came into effect on November 1, 2023. For further details, refer to the Capital management section.
(8)	As prior period restatements are not required by OSFI, there was no impact from the adoption of IFRS 17 on regulatory capital, RWA, capital ratios, leverage ratio, TLAC available and TLAC ratios for periods prior to November 1, 2023.
(9)	Represents period-end spot balances.
(10)	AUA includes $14 billion and $6 billion (October 31, 2023 – $13 billion and $7 billion; January 31, 2023 – $15 billion and $6 billion) of securitized residential mortgages and credit card loans, respectively.
(11)	Comparative amounts for January 31, 2023 have been revised from those previously presented.
(12)	Based on TSX closing market price at period-end.
(13)	Average amounts are calculated using month-end spot rates for the period.

Royal Bank of Canada
  First Quarter 2024   5

Economic, market and regulatory review and outlook – data as at February 27, 2024
The predictions and forecasts in this section are based on information and assumptions from sources we consider reliable. If this information or these assumptions are not accurate, actual economic outcomes may differ materially from the outlook presented in this section.
Economic and market review and outlook
GDP growth is slow across most advanced economies as headwinds from higher interest rates continue to have a lagged impact. Unemployment rates remain low but have increased significantly in Canada since the spring of 2023. The U.S. economy continues to outperform but lower hiring and a reduction in the number of job openings signal a softening labour market. Global inflation pressures have slowed as earlier easing in supply chain disruptions lower business input costs and the breadth of inflation across consumer goods and services has narrowed. The lagged impact of the interest rate increases is expected to continue to slow economic activity in calendar 2024. Most advanced economy central banks are not expected to increase interest rates further with inflation slowing and economic growth softening. Contingent on inflation pressures continuing to slow, the U.S. Federal Reserve (Fed) and Bank of Canada (BoC) are expected to shift to reductions in interest rates starting mid-year calendar 2024.
Canada
Canadian GDP is expected to increase by 0.3%
1
and 1.4%
1
in the first and second calendar quarters of 2024, respectively, after increasing slightly in the fourth calendar quarter of 2023. Amidst a rapidly increasing population, per-capita output is expected to continue to decline and the unemployment rate is expected to continue to increase. The unemployment rate increased to 5.7% in January 2024 from 5.1% in April 2023 and is expected to continue to rise over the first half of calendar 2024 as rising household debt servicing costs continue to reduce household purchasing power. The BoC is not expected to increase interest rates further. Inflation has continued above the BoC’s 2% inflation target but the breadth of price increases has gradually narrowed and the lagged impact of the 475 basis points of overnight rate increases since early March 2022 should continue to slow economic activity and price growth. GDP growth is expected to strengthen but remain historically low over the second half of calendar 2024, supported by a shift to interest rate reductions from the BoC by mid-year calendar 2024, and strong levels of immigration and population growth.
U.S.
U.S. GDP growth has been more resilient than that in other advanced economies. However, it is expected to slow over the first calendar quarter of 2024 and remain flat in the second calendar quarter of 2024. The unemployment rate remained very low at 3.7% in January 2024, but is expected to increase as higher interest rates slow GDP growth. U.S. employment growth has remained firm but job openings have continued to decline from early calendar 2022 and hiring rates have fallen below pre-pandemic levels. Despite the economic backdrop remaining resilient, the pace of inflation has slowed and the breadth of price growth has narrowed. Amidst a moderating economic backdrop and slowing inflation, the Fed is not expected to raise the federal funds target range further and we expect a pivot to interest rate reductions by mid-year calendar 2024.
Europe
Euro area GDP is expected to remain flat in the first calendar quarter of 2024 after declining slightly and remaining flat in the third and fourth quarters of calendar 2023, respectively. Labour markets have remained steady with unemployment rates in the region at low levels but inflation has moderated. With the soft economic backdrop, we do not expect additional interest rate increases from the European Central Bank (ECB) and expect a shift to interest rate reductions before mid-year calendar 2024. U.K. GDP is also expected to remain flat in the first calendar quarter of 2024. This follows two earlier consecutive quarters of marginal declines in the second half of calendar 2023. Inflation in the U.K. has slowed, however it still remains above the Bank of England (BoE)’s target. We expect the BoE to hold the bank rate steady through the first half of calendar 2024 before lowering rates beginning in the third calendar quarter.
Financial markets
Bond yields have declined since the fall of 2023 on slowing inflation and expectations that central banks could shift to interest rate reductions earlier than previously expected. The spread between longer and shorter duration bond yields, which is a commonly used recession indicator, remains inverted. There are signs that inflation is slowing without a pronounced downturn in the economy. That has pushed equity markets higher with the S&P 500 hitting new record highs early in calendar 2024.
Regulatory environment
We continue to monitor and prepare for regulatory developments and changes in a manner that seeks to ensure compliance with new requirements while mitigating adverse business or financial impacts. Such impacts could result from new or amended laws or regulations and the expectations of those who enforce them. A high level summary of the key regulatory changes that have the potential to increase or decrease our costs and the complexity of our operations is included in the Legal and regulatory environment risk section of our 2023 Annual Report and updates are listed below.
Global uncertainty
In January 2024, the International Monetary Fund (IMF) projected global growth of 3.1% for calendar 2024, up 0.2% from its October forecast, due in part to improving consumer confidence stemming from a growing consensus that central banks have successfully slowed inflation while avoiding a deep recession or “hard landing”. However, significant uncertainty continues to

1	Annualized rate

Royal Bank of Canada
  First Quarter 2024

pose risks to the global economic outlook, driven by: growing geopolitical tensions, including those between Russia and Ukraine, the conflict in the Middle East, and between China and the West; deepening economic concerns in China that could impact global growth; the persistence of inflation and elevated interest rates and the associated impact on economic growth; extreme weather-related events; and the potential re-emergence of financial sector instability as banks face regulatory reform in the U.S. Our diversified business model, as well as our product and geographic diversification, continue to help mitigate the risks posed by global uncertainty.
For a discussion on risk factors resulting from these and other developments which may affect our business and financial results, refer to the risk sections of our 2023 Annual Report. For further details on our framework and activities to manage risks, refer to the risk and Capital management sections of this Q1 2024 Report to Shareholders.

Key corporate events
HSBC Bank Canada
On November 29, 2022, we entered into an agreement to acquire 100% of the common shares of HSBC Bank Canada (HSBC Canada), for an all-cash purchase price of $13.5 billion. HSBC Canada is a premier Canadian personal and commercial bank focused on globally connected clients. We will also purchase all of the existing preferred shares and subordinated debt of HSBC Canada held directly or indirectly by HSBC Holdings plc at par value.
The agreement includes a locked box mechanism under which HSBC Canada’s earnings from June 30, 2022 to the closing date accrue to RBC and will be reflected in the acquired net assets on closing. Relatedly, we will pay an additional amount that accrues from August 30, 2023 to the closing date, which is calculated based on the all-cash purchase price for the common shares of HSBC Canada and the Canadian Overnight Repo Rate Average.
On December 21, 2023 we received approval from the federal Minister of Finance to proceed with the planned acquisition of HSBC Canada, which is expected to close on March 28, 2024, subject to the satisfaction of customary closing conditions.
The fair value measurements of HSBC Canada’s fixed rate financial assets and liabilities are sensitive to changes in market interest rates. Increases in interest rates will reduce the net fair value of the financial assets and liabilities to be acquired, which would increase the goodwill recognized on closing and reduce our capital ratios. To manage this, we had previously de-designated certain interest rate swaps in cash flow hedging relationships such that future mark-to-market gains (losses) will be recorded in net income, instead of Other comprehensive income (OCI), and thus mitigate the closing capital ratio volatility.
For the three months ended January 31, 2024, we recognized $338 million of mark-to-market losses in Non-interest income – Other on the swaps and $52 million in Net interest income related to the reclassification of amounts previously accumulated in OCI, both of which are treated as specified items and reflected in our Corporate Support segment.
Adjusted results excluding specified items are non-GAAP measures. For further details, including a reconciliation, refer to the Key performance and non-GAAP measures section.

Financial performance

Overview
Q1 2024 vs. Q1 2023
Net income of $3,582 million was up $449 million or 14% from a year ago. Diluted EPS of $2.50 was up $0.27 or 12% and ROE of 13.1% was up from 12.6% last year. Our CET1 ratio of 14.9% was up 220 bps from a year ago.
Adjusted net income of $4,066 million was down $196 million or 5% from a year ago. Adjusted diluted EPS of $2.85 was down $0.19 or 6% and adjusted ROE of 14.9% was down from 17.2% last year.
Our earnings were up from last year, as the prior year results reflected the impact of the Canada Recovery Dividend (CRD) and other tax related adjustments, which was treated as a specified item and reported in Corporate Support. The earnings in the current period also reflect specified items relating to the planned acquisition of HSBC Canada in Corporate Support. Our results also reflect higher earnings in Insurance. This was partially offset by lower earnings in Wealth Management, Capital Markets, and Personal & Commercial Banking.
Q1 2024 vs. Q4 2023
Net income of $3,582 million was down $357 million or 9% from last quarter. Diluted EPS of $2.50 was down $0.26 or 9% and ROE of 13.1% was down from 14.9% in the prior quarter. Our CET1 ratio of 14.9% was up 40 bps from last quarter.
Adjusted net income of $4,066 million was up $293 million or 8% from last quarter. Adjusted diluted EPS of $2.85 was up $0.20 or 8% and adjusted ROE of 14.9% was up 70 bps from 14.2% last quarter.
Our earnings were down from last quarter, primarily driven by the specified items relating to the planned acquisition of HSBC Canada, which are reported in Corporate Support. Results for Corporate Support in the prior quarter reflected the favourable impact of the specified item relating to certain deferred tax adjustments. Our results also reflect lower earnings in Personal & Commercial Banking. This was partially offset by higher earnings in Wealth Management, Capital Markets, and Insurance.
For further details on our business segment results and CET1 ratio, refer to the Business segment results and Capital management sections, respectively.

Royal Bank of Canada
  First Quarter 2024   7

Adjusted results
Adjusted results exclude specified items and the after-tax impact of amortization of acquisition-related intangibles. Adjusted results are non-GAAP measures. For further details, including a reconciliation, refer to the Key performance and non-GAAP measures section.
Impact of foreign currency translation
The following table reflects the estimated impact of foreign currency translation on key income statement items:

	For the three months ended
(Millions of Canadian dollars, except per share amounts)	Q1 2024 vs. Q1 2023	Q1 2024 vs. Q4 2023
Increase (decrease):
Total revenue	$36	$(96)
PCL	2	(2)
Non-interest expense	28	(52)
Income taxes	–	(4)
Net income	6	(38)
Impact on EPS
Basic	$–	$(0.03)
Diluted	–	(0.03)
The relevant average exchange rates that impact our business are shown in the following table:

	For the three months ended
(Average foreign currency equivalent of C$1.00) (1)	January 31 2024	October 31 2023	January 31 2023
U.S. dollar	0.745	0.732	0.745
British pound	0.588	0.594	0.612
Euro	0.683	0.687	0.698

(1)	Average amounts are calculated using month-end spot rates for the period.
Total revenue

	For the three months ended
(Millions of Canadian dollars, except percentage amounts)	January 31 2024	October 31 2023 (1)	January 31 2023 (1)
Interest and dividend income	$25,609	$24,502	$19,337
Interest expense	19,277	17,960	13,135
Net interest income	$6,332	$6,542	$6,202
NIM	1.41%	1.51%	1.47%
Insurance service result	$187	$137	$192
Insurance investment result (2)	141	64	(73)
Trading revenue	804	408	1,069
Investment management and custodial fees	2,185	2,106	2,056
Mutual fund revenue	1,030	1,014	1,015
Securities brokerage commissions	388	363	361
Service charges	554	548	511
Underwriting and other advisory fees	606	563	512
Foreign exchange revenue, other than trading	262	248	433
Card service revenue	326	302	325
Credit fees	395	411	379
Net gains on investment securities	70	2	53
Share of profit in joint ventures and associates	12	(223)	29
Other	193	200	293
Non-interest income	7,153	6,143	7,155
Total revenue	$13,485	$12,685	$13,357
Additional trading information
Net interest income (3)	$344	$345	$186
Non-interest income	804	408	1,069
Total trading revenue	$1,148	$753	$1,255

(1)	Amounts have been restated from those previously presented as part of the adoption of IFRS 17, effective November 1, 2023. Refer to Note 2 of our Condensed Financial Statements for further details on these changes.
(2)	The 2023 restated results may not be fully comparable to the current period as we were not managing our asset and liability portfolios under IFRS 17.
(3)	Reflects net interest income arising from trading-related positions, including assets and liabilities that are classified or designated at fair value through profit or loss (FVTPL).

Royal Bank of Canada
  First Quarter 2024

Q1 2024 vs. Q1 2023
Total revenue increased $128 million or 1% from a year ago, mainly due to higher insurance investment result, net interest income, and investment management and custodial fees. Higher underwriting and other advisory fees also contributed to the increase. These factors were partially offset by lower trading revenue, foreign exchange revenue, other than trading and other revenue.
Net interest income increased $130 million or 2%, largely due to average volume growth in Canadian Banking and higher fixed income trading revenue in Capital Markets. These factors were partially offset by lower revenue in our treasury services business in Capital Markets.
NIM was down 6 bps compared to last year, mainly due to lower trading results in Capital Markets, including the impact of a strong prior year comparative, and lower margins in Canadian Banking. These factors were partially offset by the benefit of higher interest rates across most of our businesses and a favourable impact associated with the partial sale of RBC Investor Services
®
operations.
Insurance investment result increased $214 million, primarily due to favourable investment performance as we repositioned our portfolio for transition to IFRS 17. The current period also benefitted from favourable market conditions.
Trading revenue decreased $265 million or 25%, mainly due to lower fixed income and equity trading revenue across most regions.
Investment management and custodial fees increased $129 million or 6%, mainly attributable to higher fee-based client assets reflecting market appreciation and net sales.
Underwriting and other advisory fees increased $94 million or 18%, largely due to higher debt origination primarily in the U.S.
Foreign exchange revenue, other than trading decreased $171 million or 39%, largely driven by foreign currency translation gains in the prior year associated with certain foreign currency denominated funding, which was offset by the impact of economic hedges in Other revenue. The impact of the partial sale of RBC Investor Services operations also contributed to the decrease.
Other revenue decreased $100 million or 34%, mainly attributable to the impact of management of closing capital volatility related to the planned acquisition of HSBC Canada, which was treated as a specified item. This was partially offset by the impact of economic hedges, which was largely offset in Foreign exchange revenue, other than trading, and changes in the fair value of the hedges related to our U.S. share-based compensation plans, which was largely offset in Non-interest expense.
Q1 2024 vs. Q4 2023
Total revenue increased $800 million or 6% from last quarter, largely due to higher trading revenue and share of profit in joint ventures and associates reflecting the impact of a specified item in the prior quarter. Higher investment management and custodial fees and insurance investment result also contributed to the increase. These factors were partially offset by lower net interest income. The impact of foreign exchange translation decreased total revenue by $96 million.
Net interest income decreased $210 million or 3%, mainly reflecting the impact of a favourable accounting adjustment in the prior quarter in Corporate Support, which was offset in Other revenue. This was partially offset by higher fixed income trading revenue in Capital Markets, as well as average volume growth and higher spreads in Canadian Banking.
Insurance investment result increased $77 million, largely from favourable investment performance as we repositioned our portfolio for the transition to IFRS 17. The current period also benefitted from favourable market conditions. Lower capital funding costs also contributed to the increase.
Trading revenue increased $396 million or 97%, primarily due to higher fixed income trading revenue primarily in Europe and the U.S., and higher equity trading revenue across most regions.
Investment management and custodial fees increased $79 million or 4%, primarily attributable to higher fee-based client assets largely reflecting market appreciation.
Share of profit in joint ventures and associates increased $235 million, as the prior quarter reflected the impact of impairment losses on our interest in an associated company, which was treated as a specified item.
Other revenue decreased $7 million or 4%, mainly attributable to the impact of management of closing capital volatility related to the planned acquisition of HSBC Canada in the current quarter, which was treated as a specified item. The prior quarter also reflected a favourable impact from tax-related items and gains from our non-trading portfolios. These factors were largely offset by changes in the fair value of the hedges related to our U.S. share-based compensation plans, which was largely offset in Non-interest expense, and the impact of economic hedges in Corporate Support, which was offset in Net interest income.

Royal Bank of Canada
  First Quarter 2024   9

Provision for credit losses
(1)

	For the three months ended
(Millions of Canadian dollars, except percentage amounts)	January 31 2024	October 31 2023	January 31 2023
Personal & Commercial Banking	$149	$104	$140
Wealth Management	(27)	63	24
Capital Markets	10	27	9
Corporate Support and other (2)	1	–	–
PCL on performing loans	133	194	173
Personal & Commercial Banking	$486	$358	$262
Wealth Management	38	69	42
Capital Markets	161	112	53
PCL on impaired loans	685	539	357
PCL – Loans	818	733	530
PCL – Other (3)	(5)	(13)	2
Total PCL	$813	$720	$532
PCL on loans is comprised of:
Retail	$137	$65	$134
Wholesale	(4)	129	39
PCL on performing loans	133	194	173
Retail	359	293	239
Wholesale	326	246	118
PCL on impaired loans	685	539	357
PCL – Loans	$818	$733	$530
PCL on loans as a % of average net loans and acceptances	0.37%	0.34%	0.25%
PCL on impaired loans as a % of average net loans and acceptances	0.31%	0.25%	0.17%

(1)	Information on loans represents loans, acceptances and commitments.
(2)	Includes PCL recorded in Corporate Support and Insurance.
(3)	PCL – Other includes amounts related to debt securities measured at fair value through other comprehensive income (FVOCI) and amortized cost, accounts receivable, and financial and purchased guarantees.
Q1 2024 vs. Q1 2023
Total PCL increased $281 million or 53% from a year ago, mainly reflecting higher provisions in Personal & Commercial Banking and Capital Markets, partially offset by lower provisions in Wealth Management. The PCL on loans ratio increased 12 bps.
PCL on performing loans decreased $40 million or 23%, mainly due to releases in the current quarter in U.S. Wealth Management (including City National), largely driven by favourable changes to our macroeconomic forecast partially offset by unfavourable changes in credit quality, as compared to provisions taken last year.
PCL on impaired loans increased $328 million, primarily due to higher provisions in our Canadian Banking portfolios and Capital Markets, mainly in the real estate and related sector.
Q1 2024 vs. Q4 2023
Total PCL increased $93 million or 13% from last quarter, mainly due to higher provisions in Personal & Commercial Banking and Capital Markets, partially offset by lower provisions in Wealth Management. The PCL on loans ratio increased 3 bps.
PCL on performing loans decreased $61 million or 31%, mainly due to releases in the current quarter as compared to provisions in the prior quarter in U.S. Wealth Management (including City National) and lower provisions in Capital Markets, both of which were largely due to favourable changes to our macroeconomic forecast, partially offset by unfavourable changes in credit outlook. These factors were partially offset by higher provisions in our Canadian Banking portfolios, mainly due to favourable changes to our macroeconomic forecast in the prior quarter as compared to unfavourable changes this quarter, partially offset by lower unfavourable changes in credit quality.
PCL on impaired loans increased $146 million or 27%, primarily due to higher provisions in our Canadian Banking portfolios.

Royal Bank of Canada
  First Quarter 2024

Non-interest expense

	For the three months ended
(Millions of Canadian dollars, except percentage amounts)	January 31 2024	October 31 2023 (1)	January 31 2023 (1)
Salaries	$2,078	$2,239	$2,010
Variable compensation	2,083	1,955	2,026
Benefits and retention compensation	605	489	544
Share-based compensation	397	(17)	270
Human resources	5,163	4,666	4,850
Equipment	619	612	569
Occupancy	407	401	404
Communications	321	344	278
Professional fees	624	692	382
Amortization of other intangibles	352	357	362
Other	838	987	744
Non-interest expense	$8,324	$8,059	$7,589
Efficiency ratio (2)	61.7%	63.5%	56.8%
Adjusted efficiency ratio (3), (4)	57.9%	60.1%	56.1%

(1)	Amounts have been restated from those previously presented as part of the adoption of IFRS 17, effective November 1, 2023. Refer to Note 2 of our Condensed Financial Statements for further details on these changes.
(2)	Efficiency ratio is calculated as Non-interest expense divided by Total revenue.
(3)	This is a non-GAAP ratio. For further details, refer to the Key performance and non-GAAP measures section.
(4)	Effective Q2 2023, we revised the composition of this non-GAAP ratio. Comparative adjusted amounts have been revised to conform with this presentation.
Q1 2024 vs. Q1 2023
Non-interest expense increased $735 million or 10% from a year ago, primarily due to transaction and integration costs relating to the planned acquisition of HSBC Canada, which is treated as a specified item, and the cost of the FDIC special assessment of $159 million ($115 million after-tax). Higher staff costs, the change in the fair value of our U.S. share-based compensation plans, which was largely offset in Other revenue, as well as higher professional fees also contributed to the increase. These factors were partially offset by reduced expenses following the partial sale of RBC Investor Services operations.
Our efficiency ratio of 61.7% increased 490 bps from 56.8% last year. Our adjusted efficiency ratio of 57.9% increased 180 bps from 56.1% last year.
Q1 2024 vs. Q4 2023
Non-interest expense increased $265 million or 3% from last quarter, mainly due to the change in the fair value of our U.S. share-based compensation plans, which was largely offset in Other revenue. The cost of the FDIC special assessment of $159 million ($115 million after-tax) and higher variable compensation costs also contributed to the increase. These factors were partially offset by the impact of legal provisions in U.S. Wealth Management (including City National) in the prior quarter and lower professional fees.
Our efficiency ratio of 61.7% decreased 180 bps from 63.5% last quarter. Our adjusted efficiency ratio of 57.9% decreased 220 bps from 60.1% last quarter.
Adjusted efficiency ratio is a non-GAAP ratio. For further details, including a reconciliation, refer to the Key performance and non-GAAP measures section.
Income taxes

	For the three months ended
(Millions of Canadian dollars, except percentage amounts)	January 31 2024	October 31 2023 (1)	January 31 2023 (1)
Income taxes	$766	$(33)	$2,103
Income before income taxes	4,348	3,906	5,236
Effective income tax rate	17.6%	(0.8)%	40.2%
Adjusted results (2), (3)
Adjusted income taxes	913	670	1,071
Adjusted income before income taxes	4,979	4,443	5,333
Adjusted effective income tax rate	18.3%	15.1%	20.1%

(1)	Amounts have been restated from those previously presented as part of the adoption of IFRS 17, effective November 1, 2023. Refer to Note 2 of our Condensed Financial Statements for further details on these changes.
(2)	These are non-GAAP measures. For further details, including a reconciliation, refer to the Key performance and non-GAAP measures section.
(3)	Effective Q2 2023, we revised the composition of these non-GAAP measures. Comparative adjusted amounts have been revised to conform with this presentation.
Q1 2024 vs. Q1 2023
Income tax expense decreased $1,337 million or 64% from a year ago, primarily due to the impact of the CRD and other tax related adjustments, which was a specified item in the prior year. Lower income before income taxes also contributed to the decrease. Adjusted income tax expense decreased $158 million or 15% from a year ago.
The effective income tax rate of 17.6% decreased 2,260 bps, primarily due to the impact of the CRD and other tax related adjustments noted above. The adjusted effective income tax rate of 18.3% decreased 180 bps.

Royal Bank of Canada
  First Quarter 2024   11

Q1 2024 vs. Q4 2023
Income tax expense increased $799 million from last quarter, as the prior quarter reflected the impact of certain deferred tax adjustments, which was a specified item. Higher income before income taxes also contributed to the increase. Adjusted income tax expense increased $243 million or 36% from last quarter.
The effective income tax rate of 17.6% increased 1,840 bps, primarily due to the impact of certain deferred tax adjustments noted above. The adjusted effective income tax rate of 18.3% increased 320 bps.
For further details on specified items, including a reconciliation, refer to the Key performance and non-GAAP measures section.

Business segment results

How we measure and report our business segments
The key methodologies and assumptions used in our management reporting framework are periodically reviewed by management to ensure they remain valid. Effective November 1, 2023, we prospectively revised our attributed capital methodology to include the allocation of leverage to our business segments to further align our allocation processes with evolving regulatory capital requirements. Our methodology for allocating capital to our business segments is intended to consistently measure and align economic costs with the underlying benefits and risks associated with the activities of each business segment, allowing for a uniform base for performance measurement among our business segments to facilitate management decisions in resource allocation in conjunction with other factors. For Insurance, the allocation of capital remains unchanged and continues to be based on fully diversified economic capital.
For further details on the key methodologies and assumptions used in our management reporting framework, refer to the How we measure and report our business segments section of our 2023 Annual Report.

Key performance and non-GAAP measures
Performance measures
We measure and evaluate the performance of our consolidated operations and each business segment using a number of financial metrics, such as net income and ROE. Certain financial metrics, including ROE, do not have a standardized meaning under generally accepted accounting principles (GAAP) and may not be comparable to similar measures disclosed by other financial institutions.
Return on common equity
We use ROE, at both the consolidated and business segment levels, as a measure of return on total capital invested in our business. Management views the business segment ROE measure as a useful measure for supporting investment and resource allocation decisions because it adjusts for certain items that may affect comparability between business segments and certain competitors.
Our consolidated ROE calculation is based on net income available to common shareholders divided by total average common equity for the period. Business segment ROE calculations are based on net income available to common shareholders divided by average attributed capital for the period. For each segment, with the exception of Insurance, average attributed capital includes the capital and leverage required to underpin various risks and amounts invested in goodwill and intangibles and other regulatory deductions. For Insurance, the allocation of capital is based on fully diversified economic capital.
The attribution of capital involves the use of assumptions, judgments and methodologies that are regularly reviewed and revised by management as deemed necessary. For further details on changes to our attributed capital methodology, refer to the How we measure and report our business segments section. Changes to such assumptions, judgments and methodologies can have a material effect on the business segment ROE information that we report. Other companies that disclose information on similar attributions and related return measures may use different assumptions, judgments and methodologies.
The following table provides a summary of our ROE calculations:

	For the three months ended
	January 31 2024						October 31 2023	January 31 2023
(Millions of Canadian dollars, except percentage amounts)	Personal & Commercial Banking (1)	Wealth Management (1)	Insurance	Capital Markets (1)	Corporate Support	Total	Total (2)	Total (2)
Net income available to common shareholders	$2,042	$595	$219	$1,137	$(471)	$3,522	$3,870	$3,087
Total average common equity (3), (4)	31,200	22,550	2,150	31,050	20,150	107,100	103,250	97,300
ROE (5)	26.0%	10.5%	40.5%	14.6%	n.m.	13.1%	14.9%	12.6%

(1)	Effective November 1, 2023, our attributed capital methodology incorporates leverage requirements to allocate capital to our business segments. For further details on changes to our attributed capital methodology, refer to the How we measure and report our business segments section.
(2)	Amounts have been restated from those previously presented as part of the adoption of IFRS 17, effective November 1, 2023. Refer to Note 2 of our Condensed Financial Statements for further details on these changes.
(3)	Total average common equity represents rounded figures.
(4)	The amounts for the segments are referred to as attributed capital.
(5)	ROE is based on actual balances of average common equity before rounding.
n.m.	not meaningful

Royal Bank of Canada
  First Quarter 2024

Non-GAAP measures
We believe that certain non-GAAP measures (including non-GAAP ratios) are more reflective of our ongoing operating results and provide readers with a better understanding of management’s perspective on our performance. These measures enhance the comparability of our financial performance for the three months ended January 31, 2024 with the corresponding period in the prior year and the three months ended October 31, 2023. Non-GAAP measures do not have a standardized meaning under GAAP and may not be comparable to similar measures disclosed by other financial institutions.
The following discussion describes the non-GAAP measures we use in evaluating our operating results.
Adjusted results
We believe that providing adjusted results as well as certain measures and ratios excluding the impact of the specified items discussed below and amortization of acquisition-related intangibles enhance comparability with prior periods and enables readers to better assess trends in the underlying businesses.
Our results for all reported periods were adjusted for the following specified item:
•	Transaction and integration costs relating to our planned acquisition of HSBC Canada.
Our results for the three months ended January 31, 2024 were adjusted for the following specified item:
•	Management of closing capital volatility related to the planned acquisition of HSBC Canada. For further details, refer to the Key corporate events section.
Our results for the three months ended October 31, 2023 were adjusted for the following specified items:
•	Impairment losses on our interest in an associated company.
•	Certain deferred tax adjustments: reflects the recognition of deferred tax assets relating to realized losses in City National associated with the intercompany sale of certain debt securities.
Our results for the three months ended January 31, 2023 were adjusted for the following specified item:
•
CRD and other tax related adjustments: reflects the impact of the CRD and the 1.5% increase in the Canadian corporate tax rate applicable to fiscal 2022, net of deferred tax adjustments, which were announced in the Government of Canada’s 2022 budget and enacted in the first quarter of 2023.

Royal Bank of Canada
  First Quarter 2024   13

Consolidated results, reported and adjusted
The following table provides a reconciliation of adjusted results to our reported results and illustrates the calculation of adjusted measures presented. The adjusted results and measures presented below are non-GAAP measures or ratios.

	As at or for the three months ended
(Millions of Canadian dollars, except per share, number of and percentage amounts)	January 31 2024	October 31 2023 (1)	January 31 2023 (1)
Total revenue	$13,485	$12,685	$13,357
PCL	813	720	532
Non-interest expense	8,324	8,059	7,589
Income before income taxes	4,348	3,906	5,236
Income taxes	766	(33)	2,103
Net income	$3,582	$3,939	$3,133
Net income available to common shareholders	$3,522	$3,870	$3,087
Average number of common shares (thousands)	1,406,324	1,399,337	1,382,754
Basic earnings per share (in dollars)	$2.50	$2.77	$2.23
Average number of diluted common shares (thousands)	1,407,641	1,400,465	1,384,536
Diluted earnings per share (in dollars)	$2.50	$2.76	$2.23
ROE (2)	13.1%	14.9%	12.6%
Effective income tax rate	17.6%	(0.8)%	40.2%
Total adjusting items impacting net income (before-tax)	$631	$537	$97
Specified item: HSBC Canada transaction and integration costs (3)	265	203	11
Specified item: Management of closing capital volatility related to the planned acquisition of HSBC Canada (3), (4)	286	–	–
Specified item: Impairment losses on our interest in an associated company (5)	–	242	–
Amortization of acquisition-related intangibles (6)	80	92	86
Total income taxes for adjusting items impacting net income	$147	$703	$(1,032)
Specified item: HSBC Canada transaction and integration costs (3)	47	36	3
Specified item: Management of closing capital volatility related to the planned acquisition of HSBC Canada (3), (4)	79	–	–
Specified item: Impairment losses on our interest in an associated company (5)	–	65	–
Specified item: Certain deferred tax adjustments (3)	–	578	–
Specified item: CRD and other tax related adjustments (3), (7)	–	–	(1,050)
Amortization of acquisition-related intangibles (6)	21	24	15
Adjusted results (8)
Income before income taxes – adjusted	4,979	4,443	5,333
Income taxes – adjusted	913	670	1,071
Net income – adjusted	$4,066	$3,773	$4,262
Net income available to common shareholders – adjusted	$4,006	$3,704	$4,216
Average number of common shares (thousands)	1,406,324	1,399,337	1,382,754
Basic earnings per share (in dollars) – adjusted	$2.85	$2.65	$3.05
Average number of diluted common shares (thousands)	1,407,641	1,400,465	1,384,536
Diluted earnings per share (in dollars) – adjusted	$2.85	$2.65	$3.04
ROE – adjusted	14.9%	14.2%	17.2%
Adjusted effective income tax rate	18.3%	15.1%	20.1%

Adjusted efficiency ratio (9)
Total revenue	$13,485	$12,685	$13,357
Add specified item: Management of closing capital volatility related to the planned acquisition of HSBC Canada (before-tax) (3), (4)	286	–	–
Add specified item: Impairment losses on our interest in an associated company (before-tax) (5)	–	242	–
Total revenue – adjusted	$13,771	$12,927	$13,357
Non-interest expense	$8,324	$8,059	$7,589
Less specified item: HSBC Canada transaction and integration costs (before-tax) (3)	265	203	11
Less: Amortization of acquisition-related intangibles (before-tax) (6)	80	92	86
Non-interest expense – adjusted	$7,979	$7,764	$7,492
Efficiency ratio	61.7%	63.5%	56.8%
Efficiency ratio – adjusted	57.9%	60.1%	56.1%

(1)	Amounts have been restated from those previously presented as part of the adoption of IFRS 17, effective November 1, 2023. Refer to Note 2 of our Condensed Financial Statements for further details on these changes.
(2)	ROE is based on actual balances of average common equity before rounding.
(3)	These amounts have been recognized in Corporate Support.
(4)	Beginning the first quarter of 2024, we included management of closing capital volatility related to the planned acquisition of HSBC Canada as a specified item for non-GAAP measures and non-GAAP ratios. Refer to the Key corporate events section for further details.
(5)	During the fourth quarter of 2023, we recognized impairment losses on our interest in an associated company. This amount was recognized in Wealth Management.
(6)	Represents the impact of amortization of acquisition-related intangibles (excluding amortization of software), and any goodwill impairment.
(7)	The impact of the CRD and other tax related adjustments does not include $0.2 billion recognized in other comprehensive income.
(8)	Effective the second quarter of 2023, we included HSBC Canada transaction and integration costs and amortization of acquisition-related intangibles as adjusting items for non-GAAP measures and non-GAAP ratios. Therefore, comparative adjusted results for the three months ended January 31, 2023 have been revised from those previously presented to conform to our basis of presentation for this non-GAAP measure. As at January 31, 2024, the cumulative HSBC Canada transaction and integration costs
(before-tax)
incurred are $0.6 billion and it is currently estimated that an additional $0.9 billion will be incurred, for a total of approximately $1.5 billion.
(9)	Effective the second quarter of 2023, we revised the composition of this non-GAAP ratio, which is calculated based on Non-interest expense adjusted divided by total revenue adjusted. Therefore, comparative adjusted results for the three months ended January 31, 2023 have been revised from those previously presented to conform to our basis of presentation for this non-GAAP ratio.

Royal Bank of Canada
  First Quarter 2024

Segment results, reported and adjusted
The following table provides a reconciliation of Wealth Management adjusted results to our reported results for the three months ended October 31, 2023. The adjusted results and measures presented below are non-GAAP
measures or ratios.

	For the three months ended
	October 31 2023 (1)
		Item excluded
(Millions of Canadian dollars, except percentage amounts and as otherwise noted)	As reported	Specified item (2)	Adjusted
Total revenue	$4,188	$242	$4,430
PCL	132	–	132
Non-interest expense	3,749	–	3,749
Net income before income taxes	307	242	549
Net income	$215	$177	$392
Net income available to common shareholders	200	177	377
Total average common equity (3), (4)	23,600		23,600
Revenue by business
U.S. Wealth Management (including City National)	$1,867	$242	$2,109
U.S. Wealth Management (including City National) (US$ millions)	1,369	175	1,544
Key ratios
ROE (5)	3.4%		6.3%
Pre-tax margin (6)	7.3%		12.4%

(1)	There were no specified items impacting Wealth Management for the three months ended January 31, 2024 or January 31, 2023.
(2)	During the fourth quarter of 2023, we recognized impairment losses on our interest in an associated company.
(3)	Total average common equity represents rounded figures.
(4)	The amounts for the segments are referred to as attributed capital.
(5)	ROE is based on actual balances of average common equity before rounding.
(6)	Pre-tax margin is defined as Income before income taxes divided by Total revenue.

Personal & Commercial Banking

	As at or for the three months ended
(Millions of Canadian dollars, except percentage amounts and as otherwise noted)	January 31 2024	October 31 2023	January 31 2023
Net interest income	$4,216	$4,188	$4,007
Non-interest income	1,578	1,530	1,534
Total revenue	5,794	5,718	5,541
PCL on performing assets	150	103	141
PCL on impaired assets	484	348	260
PCL	634	451	401
Non-interest expense	2,339	2,410	2,229
Income before income taxes	2,821	2,857	2,911
Net income	$2,061	$2,091	$2,126
Revenue by business
Canadian Banking	$5,516	$5,434	$5,284
Caribbean & U.S. Banking	278	284	257
Selected balance sheet and other information
ROE (1)	26.0%	26.7%	29.8%
NIM	2.77%	2.77%	2.76%
Efficiency ratio (2)	40.4%	42.1%	40.2%
Operating leverage (2)	(0.3)%	(0.7)%	5.2%
Average total earning assets, net	$605,500	$599,400	$575,900
Average loans and acceptances, net	614,100	607,200	581,800
Average deposits	630,600	621,000	579,800
AUA (3), (4)	362,700	336,800	353,400
Average AUA	357,200	341,700	343,500
PCL on impaired loans as a % of average net loans and acceptances	0.31%	0.23%	0.18%
Other selected information – Canadian Banking
Net income	$1,967	$1,998	$2,056
NIM	2.72%	2.71%	2.73%
Efficiency ratio	39.2%	40.9%	39.0%
Operating leverage	(0.7)%	(1.4)%	5.1%

(1)	Effective November 1, 2023, our attributed capital methodology incorporates leverage requirements to allocate capital to our business segments. For further details on changes to our attributed capital methodology, refer to the How we measure and report our business segments section.
(2)	See Glossary for composition of this measure.
(3)	AUA represents period-end spot balances and includes securitized residential mortgages and credit card loans as at January 31, 2024 of $14 billion and $6 billion, respectively (October 31, 2023 – $13 billion and $7 billion; January 31, 2023 – $15 billion and $6 billion).
(4)	Comparative amounts for the three months ended January 31, 2023 have been revised from those previously presented.

Royal Bank of Canada
  First Quarter 2024   15

Financial performance
Q1 2024 vs. Q1 2023
Net income decreased $65 million or 3% from a year ago, primarily attributable to higher PCL and non-interest expenses. These factors were partially offset by higher net interest income reflecting average volume growth of 7% in Canadian Banking and higher spreads.
Total revenue increased $253 million or 5%.
Canadian Banking revenue increased $232 million or 4%, primarily due to higher net interest income reflecting average volume growth of 9% in deposits and 5% in loans, and benefits from the higher interest rate environment.
Caribbean & U.S. Banking revenue increased $21 million or 8%, mainly due to higher net interest income reflecting improved spreads.
NIM was up 1 bp, mainly due to the impact of the higher interest rate environment, largely offset by competitive pricing pressures and changes in product mix.
PCL increased $233 million or 58%, mainly due to higher provisions on impaired loans in our Canadian Banking retail and commercial portfolios in a few sectors, including the automotive sector. The PCL on impaired loans ratio increased 13 bps.
Non-interest expense increased $110 million or 5%, primarily driven by higher marketing costs, largely associated with new client acquisition campaigns, staff-related costs and ongoing technology investments.
Q1 2024 vs. Q4 2023
Net income decreased $30 million or 1% from last quarter, primarily attributable to higher PCL. This was largely offset by lower non-interest expenses, higher card service revenue, as well as higher net interest income reflecting average volume growth of 1% and higher spreads in Canadian Banking.
Total revenue increased $76 million or 1%, mainly driven by higher net interest income reflecting average volume growth of 1% and higher spreads in Canadian Banking, as well as higher card service revenue. Higher foreign exchange revenue reflecting increased client activity also contributed to the increase.
NIM remained flat, as the impact of the higher interest rate environment was offset by competitive pricing pressures.
PCL increased $183 million or 41%, largely due to higher provisions on impaired loans in our Canadian Banking retail and commercial portfolios in a few sectors, including the automotive sector and other services sector. Higher provisions on performing loans, primarily in our Canadian Banking portfolios, mainly due to favourable changes to our macroeconomic forecast in the prior quarter as compared to unfavourable changes this quarter, partially offset by lower unfavourable changes in credit quality, also contributed to the increase.
Non-interest expense decreased $71 million or 3%, mainly due to the timing of professional
fees and lower staff-related costs, largely reflecting the impact of severance in the prior quarter.

Royal Bank of Canada
  First Quarter 2024

Wealth Management

	As at or for the three months ended
(Millions of Canadian dollars, except percentage amounts and as otherwise noted)	January 31 2024		October 31 2023	January 31 2023 (1)
Net interest income (2)		$1,150	$1,143		$1,216
Non-interest income (2)		3,387	3,045		3,344
Total revenue		4,537	4,188		4,560
PCL on performing assets		(27)	63		24
PCL on impaired assets		38	69		42
PCL		11	132		66
Non-interest expense		3,768	3,749		3,434
Income before income taxes		758	307		1,060
Net income		$606	$215		$830
Revenue by business
Canadian Wealth Management		$1,177	$1,127		$1,111
U.S. Wealth Management (including City National)		2,158	1,867		2,128
U.S. Wealth Management (including City National) (US$ millions)		1,609	1,369		1,585
Global Asset Management		725	674		683
International Wealth Management		317	338		288
Investor Services (3)		160	182		350
Selected balance sheet and other information
ROE (4)		10.5%	3.4%		13.4%
NIM		3.07%	2.91%		2.73%
Pre-tax margin (5)		16.7%	7.3%		23.2%
Number of advisors (6)		6,125	6,169		6,199
Average total earning assets, net		$149,000	$156,000		$177,000
Average loans and acceptances, net		111,900	114,200		114,200
Average deposits (3)		155,400	156,600		185,600
AUA (3), (7)		4,108,400	3,981,500		5,412,000
U.S. Wealth Management (including City National) (7)		803,400	752,700		713,100
U.S. Wealth Management (including City National) (US$ millions) (7)		597,800	542,800		536,100
Investor Services (7)		2,508,700	2,488,600		3,974,100
AUM (7)		1,141,200	1,058,900		1,042,900
Average AUA (3)		4,065,000	4,056,200		5,423,100
Average AUM		1,122,100	1,070,100		1,027,300
PCL on impaired loans as a % of average net loans and acceptances		0.14%	0.24%		0.14%
Adjusted results (8)
Total revenue – adjusted	$	n.a.	$4,430	$	n.a.
Income before income taxes – adjusted		n.a.	549		n.a.
Net income – adjusted		n.a.	392		n.a.
U.S. Wealth Management (including City National) revenue – adjusted		n.a.	2,109		n.a.
U.S. Wealth Management (including City National) revenue (US$ millions) – adjusted		n.a.	1,544		n.a.
Key ratios – adjusted (8)
Selected balance sheet and other information
ROE – adjusted (4)		n.a.	6.3%		n.a.
Pre-tax margin – adjusted		n.a.	12.4%		n.a.

Estimated impact of U.S. dollar, British pound and Euro translation on key income statement items (Millions of Canadian dollars, except percentage amounts)	For the three months ended
	Q1 2024 vs. Q1 2023	Q1 2024 vs. Q4 2023
Increase (decrease):
Total revenue	$17	$(38)
PCL	–	–
Non-interest expense	17	(31)
Net income	1	(6)
Percentage change in average U.S. dollar equivalent of C$1.00	–%	2%
Percentage change in average British pound equivalent of C$1.00	(4)%	(1)%
Percentage change in average Euro equivalent of C$1.00	(2)%	(1)%

(1)	Effective the fourth quarter of 2023, we moved the Investor Services lending business from our Wealth Management segment to our Capital Markets segment. Therefore, comparative results for the three months ended January 31, 2023 have been revised from those previously presented.
(2)	Amounts for the three months ended January 31, 2023 have been revised from those previously presented.
(3)	We completed the partial sale of RBC Investor Services operations in Europe (other than U.K.) and Jersey to CACEIS on July 3, 2023 and December 1, 2023, respectively. The completion of the sale of the business of the U.K. branch of RBC Investor Services Trust remains subject to customary closing conditions. For further details, refer to Note 6 of our Condensed Financial Statements.
(4)	Effective November 1, 2023, our attributed capital methodology incorporates leverage requirements to allocate capital to our business segments. For further details on changes to our attributed capital methodology, refer to How we measure and report our business segments section.
(5)	Pre-tax margin is defined as Income before income taxes divided by Total revenue.
(6)	Represents client-facing advisors across all of our Wealth Management businesses.
(7)	Represents period-end spot balances.
(8)	These are non-GAAP measures and non-GAAP ratios. There were no specified items for the three months ended January 31, 2023 and January 31, 2024. During the three months ended October 31, 2023, we recognized impairment losses of $177 million (before tax $242 million) on our interest in an associated company. For further details, including a reconciliation, refer to the Key performance and non-GAAP measures section.
n.a.	not applicable

Royal Bank of Canada
  First Quarter 2024   17

Financial performance
Q1 2024 vs. Q1 2023
Net income decreased $224 million or 27% from a year ago, mainly due to the $115 million ($159 million before-tax) cost of the FDIC special assessment in the current quarter. Higher variable compensation commensurate with increased commissionable revenue, higher staff costs and professional fees, largely reflecting continued investments in the operational infrastructure of City National, and lower net interest income, also contributed to the decrease. These factors were partially offset by higher fee-based client assets reflecting market appreciation and net sales.
Total revenue decreased $23 million or 1%. Revenue in our Investor Services line of business decreased
following the partial sale of RBC Investor Services operations in the third quarter of 2023.
Canadian Wealth Management revenue increased $66 million or 6%, mainly due to higher fee-based client assets reflecting market appreciation and net sales. Higher transactional revenue mainly driven by client activity also contributed to the increase. These factors were partially offset by lower net interest income driven by lower deposit volumes and spreads.
U.S. Wealth Management (including City National) revenue increased $30 million or 1%. In U.S. dollars, revenue increased $24 million or 2%, primarily due to higher fee-based client assets reflecting market appreciation and net sales. This factor was partially offset by lower net interest income as well as lower revenue from sweep deposits.
Global Asset Management revenue increased $42 million or 6%, largely due to higher fee-based revenue reflecting higher fee-based client assets, mainly driven by market appreciation, and higher performance fees.
International Wealth Management revenue increased $29 million or 10%, mainly due to the impact of foreign exchange translation and higher fee-based client assets reflecting market appreciation.
Investor Services revenue decreased $190 million or 54%, primarily reflecting reduced revenue due to the partial sale of RBC Investor Services operations.
PCL decreased $55 million or 83%, primarily in U.S. Wealth Management (including City National), mainly due to releases of provisions on performing loans in the current quarter, largely driven by favourable changes to our macroeconomic forecast, partially offset by unfavourable changes in credit quality, as compared to provisions taken last year.
Non-interest expense increased $334 million or 10%, primarily driven by the cost of the FDIC special assessment, as noted above, and higher variable compensation commensurate with increased commissionable revenue. Higher staff costs and professional fees, largely reflecting continued investments in the operational infrastructure of City National, and ongoing technology investments also contributed to the increase. These factors were partially offset by reduced expenses following the partial sale of RBC Investor Services operations.
Q1 2024 vs. Q4 2023
Net income increased $391 million, as last quarter reflected the impact of the specified item relating to impairment losses on our interest in an associated company and legal provisions. These factors were partially offset by the cost of the FDIC special assessment, in the current quarter, as noted above.
Total revenue increased $349 million or 8%, as the prior quarter reflected the impact of impairment losses on our interest in an associated company, as described above. Higher fee-based client assets largely reflecting market appreciation also contributed to the increase.
PCL decreased $121 million, mainly due to releases of provisions on performing loans in the current quarter in U.S. Wealth Management (including City National), largely due to favourable changes to our macroeconomic forecast, partially offset by unfavourable changes in credit quality, as compared to provisions taken last quarter. Lower provisions on impaired loans in U.S. Wealth Management (including City National) also contributed to the decrease.
Non-interest expense increased $19 million or 1%, mainly attributable to the cost of the FDIC special assessment, as noted above. Higher variable compensation commensurate with increased commissionable revenue also contributed to the increase. This was largely offset by the impact of legal provisions in U.S. Wealth Management (including City National) in the prior quarter.
For further details on specified items, including a reconciliation, refer to the Key performance and non-GAAP measures section.

Royal Bank of Canada
  First Quarter 2024

Insurance

	As at or for the three months ended
(Millions of Canadian dollars, except percentage amounts and as otherwise noted)	January 31 2024	October 31 2023 (1), (2)	January 31 2023 (1), (2)
Non-interest income
Insurance service result	$187	$137	$192
Insuran ce inve stment result	141	64	(73)
Other income	35	47	35
Total revenue	363	248	154
PCL	1	–	–
Non-interest expense	71	89	70
Income before income taxes	291	159	84
Net income	$220	$97	$67
Selected balances and other information
ROE	40.5%	17.1%	12.7%
Premiums and deposits (3)	$1,346	$1,297	$1,239
Contractual service margin (CSM) (4)	1,977	1,956	1,767

(1)	Amounts have been restated from those previously presented as part of the adoption of IFRS 17, effective November 1, 2023. Refer to Note 2 of our Condensed Financial Statements for further details on these changes.
(2)	The 2023 restated results may not be fully comparable to the current period as we were not managing our asset and liability portfolios under IFRS 17.
(3)	Premiums and deposits include premiums on risk-based individual and group insurance and annuity products as well as segregated fund deposits, consistent with insurance industry practices.
(4)	Represents the CSM of insurance contract assets and liabilities net of reinsurance contract held assets and liabilities. For insurance contracts, the CSM represents the unearned profit (net inflows) for providing insurance coverage. For reinsurance contracts held, the CSM represents the net cost or net gain of purchasing reinsurance. The CSM is not applicable to contracts measured using the premium allocation approach.
Financial performance
Q1 2024 vs. Q1 2023
Net income increased $153 million from a year ago, primarily due to higher insurance investment result from favourable investment performance as we repositioned our portfolio for the transition to IFRS 17. The current period also benefitted from favourable market conditions. The results in the prior period are not fully comparable as we were not managing our asset and liability portfolios under IFRS 17.
Total revenue increased $209 million, primarily due to higher insurance investment result, as noted above.
Non-interest expense remained relatively flat.
Q1 2024 vs. Q4 2023
Net income increased $123 million from last quarter, as the prior quarter included the impact of unfavourable annual actuarial assumption updates in insurance service result. Insurance investment result increased largely from favourable investment performance as we repositioned our portfolio for the transition to IFRS 17. The current period also benefitted from favourable market conditions. The results in the prior period are not fully comparable as we were not managing our asset and liability portfolios under IFRS 17.
Total revenue increased $115 million or 46%, as the prior quarter included the impact of unfavourable annual actuarial assumption updates in insurance service result. Higher insurance investment result, as noted above, and lower capital funding costs also contributed to the increase.
Non-interest expense decreased $18 million or 20%, mainly due to lower staff-related costs.

Royal Bank of Canada
  First Quarter 2024   19

Capital Markets

	As at or for the three months ended
(Millions of Canadian dollars, except percentage amounts and as otherwise noted)	January 31 2024	October 31 2023	January 31 2023 (1)
Net interest income (2)	$661	$729	$792
Non-interest income (2)	2,290	1,835	2,354
Total revenue (2)	2,951	2,564	3,146
PCL on performing assets	6	25	12
PCL on impaired assets	161	112	53
PCL	167	137	65
Non-interest expense	1,642	1,678	1,701
Income before income taxes	1,142	749	1,380
Net income	$1,154	$987	$1,241
Revenue by business
Corporate & Investment Banking	$1,369	$1,414	$1,323
Global Markets	1,742	1,251	1,885
Other	(160)	(101)	(62)
Selected balance sheet and other information
ROE (3)	14.6%	14.1%	17.1%
Average total assets	$1,194,900	$1,140,600	$1,192,800
Average trading securities	204,100	187,400	155,100
Average loans and acceptances, net	142,100	143,100	146,600
Average deposits	292,500	277,900	306,900
PCL on impaired loans as a % of average net loans and acceptances	0.45%	0.31%	0.14%

Estimated impact of U.S. dollar, British pound and Euro translation on key income statement items (Millions of Canadian dollars, except percentage amounts)	For the three months ended
	Q1 2024 vs. Q1 2023	Q1 2024 vs. Q4 2023
Increase (decrease):
Total revenue	$20	$(40)
PCL	–	(2)
Non-interest expense	11	(13)
Net income	7	(23)
Percentage change in average U.S. dollar equivalent of C$1.00	–%	2%
Percentage change in average British pound equivalent of C$1.00	(4)%	(1)%
Percentage change in average Euro equivalent of C$1.00	(2)%	(1)%

(1)	Effective the fourth quarter of 2023, we moved the Investor Services lending business from our Wealth Management segment to our Capital Markets segment. Therefore, comparative results for the three months ended January 31, 2023 have been revised from those previously presented.
(2)	The taxable equivalent basis (teb) adjustment for the three months ended January 31, 2024 was $54 million (October 31, 2023 – $117 million; January 31, 2023 – $116 million). For further discussion, refer to the How we measure and report our business segments section of our 2023 Annual Report.
(3)	Effective November 1, 2023, our attributed capital methodology incorporates leverage requirements to allocate capital to our business segments. For further details on changes to our attributed capital methodology, refer to the How we measure and report our business segments section.
Financial performance
Q1 2024 vs. Q1 2023
Net income decreased $87 million or 7% from a year ago, primarily driven by lower revenue in Global Markets and higher PCL, partially offset by lower taxes reflecting changes in earnings mix.
Total revenue decreased $195 million or 6%.
Corporate & Investment Banking revenue increased $46 million or 3%, mainly due to higher securitization financing revenue, improved margins in our transaction banking business and higher M&A activity across most regions. The impact of foreign exchange translation also contributed to the increase. These factors were partially offset by lower lending revenue across most regions.
Global Markets revenue decreased $143 million or 8%, largely due to lower equity trading revenue, primarily in Canada, compared to a strong prior year, and lower revenue in treasury services. These factors were partially offset by higher debt origination, primarily in the U.S.
Other revenue decreased $98 million, reflecting higher residual funding costs and the impact of fair value changes in our legacy U.S. portfolios.
PCL increased $102 million, primarily due to higher provisions on impaired loans in the real estate and related sector, resulting in an increase of 31 bps in the PCL on impaired loans ratio.
Non-interest
expense decreased $59 million or 3%, mainly driven by lower compensation on decreased results.
Q1 2024 vs. Q4 2023
Net income increased $167 million or 17% from last quarter, mainly due to higher revenue in Global Markets, partially offset by higher taxes.
Total revenue increased $387 million or 15%, largely driven by higher fixed income and equity trading revenue across most regions, as well as higher foreign exchange trading revenue across all regions. Gains from the disposition of investment securities also contributed to the increase.

Royal Bank of Canada
  First Quarter 2024

PCL increased $30 million or 22%, mainly reflecting higher provisions on impaired loans in a few sectors including real estate and related, partially offset by lower provisions on performing loans. Lower provisions on performing loans were largely due to favourable changes to our macroeconomic forecast and lower portfolio growth, partially offset by unfavourable changes in credit outlook.
Non-interest expense decreased $36 million or 2%, mainly driven by lower capital taxes, technology costs and trade execution costs. The impact of foreign exchange translation also contributed to the decrease. These factors were partially offset by higher compensation on increased results while the prior quarter included true-ups related to our variable compensation plans as well as severance.

Corporate Support

	For the three months ended
(Millions of Canadian dollars)	January 31 2024	October 31 2023	January 31 2023
Net interest income (loss) (1), (2)	$305	$482	$187
Non-interest income (loss) (1), (2), (3)	(465)	(515)	(231)
Total revenue (1), (3)	(160)	(33)	(44)
Non-interest expense (3)	504	133	155
Income (loss) before income taxes (1)	(664)	(166)	(199)
Income taxes (recoveries) (1)	(205)	(715)	932
Net income (loss)	$(459)	$549	$(1,131)

(1)	Teb adjusted.
(2)	Amounts for the three months ended January 31, 2023 have been revised from those previously presented.
(3)	Revenue for the three months ended January 31, 2024 included gains of $222 million (October 31, 2023 and January 31, 2023 – losses of $150 million and gains of $121 million, respectively) on economic hedges of our U.S. Wealth Management (including City National) share-based compensation plans, and non-interest
expense included $206 million (October 31, 2023 and January 31, 2023 – $(128) million and $100 million, respectively) of share-based compensation expense driven by changes in the fair value of liabilities relating to our U.S. Wealth Management (including City National) share-based compensation plans.
Due to the nature of activities and consolidation adjustments reported in this segment, we believe that a comparative period analysis is not relevant.
Total revenue and Income taxes (recoveries) in each period in Corporate Support include the deduction of the teb adjustments related to the gross-up
of income from Canadian taxable corporate dividends and the U.S. tax credit investment business recorded in Capital Markets. The amount deducted from revenue was offset by an equivalent increase in Income taxes (recoveries).
The teb amount for the three months ended January 31, 2024 was $54 million, compared to $117 million in the prior quarter and $116 million in the same quarter last year.
The following identifies the material items, other than the teb impacts noted previously, affecting the reported results in each period.
Q1 2024
Net loss was $459 million, primarily due to the after-tax impact of transaction and integration costs of $218 million and the after-tax impact of management of closing capital volatility of $207 million, both of which are related to the planned acquisition of HSBC Canada and treated as specified items.
Q4 2023
Net income was $549 million, primarily due to a specified item relating to certain deferred tax adjustments of $578 million, as well as a favourable impact from tax-related
items. These factors were partially offset by the
after-tax
impact of transaction and integration costs of $167 million relating to the planned acquisition of HSBC Canada, which is treated as a specified item.
Q1 2023
Net loss was $1,131 million, primarily due to the impact of the CRD and other tax related adjustments of $1,050 million, which is a specified item. Asset/liability management activities and residual unallocated items also contributed to the net loss.
For further details on specified items, refer to the Key performance and non-GAAP
measures section.

Royal Bank of Canada
  First Quarter 2024   21

Quarterly results and trend analysis
Our quarterly results are impacted by a number of trends and recurring factors, which include seasonality of certain businesses, general economic and market conditions, and fluctuations in the Canadian dollar relative to other currencies. The following table summarizes our results for the last eight quarters (the period):
Quarterly results
(1), (4)

	2024	2023 (2)				2022
(Millions of Canadian dollars, except per share and percentage amounts)	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2
Personal & Commercial Banking	$5,794	$5,718	$5,563	$5,298	$5,541	$5,419	$5,182	$4,739
Wealth Management (3)	4,537	4,188	4,402	4,394	4,560	4,287	3,997	3,973
Insurance (4)	363	248	336	272	154	644	1,233	234
Capital Markets (3), (5)	2,951	2,564	2,679	2,662	3,146	2,505	1,889	2,531
Corporate Support (5)	(160)	(33)	(3)	(181)	(44)	(288)	(169)	(257)
Total revenue	13,485	12,685	12,977	12,445	13,357	12,567	12,132	11,220
PCL	813	720	616	600	532	381	340	(342)
PBCAE (6)	n.a.	n.a.	n.a.	n.a.	n.a.	116	850	(180)
Non-interest expense	8,324	8,059	7,765	7,400	7,589	7,209	6,386	6,434
Income before income taxes	4,348	3,906	4,596	4,445	5,236	4,861	4,556	5,308
Income taxes	766	(33)	736	765	2,103	979	979	1,055
Net income	$3,582	$3,939	$3,860	$3,680	$3,133	$3,882	$3,577	$4,253
EPS – basic	$2.50	$2.77	$2.73	$2.60	$2.23	$2.75	$2.52	$2.97
– diluted	2.50	2.76	2.73	2.60	2.23	2.74	2.51	2.96
Effective income tax rate	17.6%	(0.8)%	16.0%	17.2%	40.2%	20.1%	21.5%	19.9%
Period average US$ equivalent of C$1.00	$0.745	$0.732	$0.750	$0.737	$0.745	$0.739	$0.783	$0.789

(1)	Fluctuations in the Canadian dollar relative to other foreign currencies have affected our consolidated results over the period.
(2)	Amounts have been restated from those previously presented as part of the adoption of IFRS 17, effective November 1, 2023. Refer to Note 2 of our Condensed Financial Statements for further details on these changes.
(3)	Effective the fourth quarter of 2023, we moved the Investor Services lending business from our Wealth Management segment to our Capital Markets segment. Therefore, comparative results for the three months ended January 31, 2023 have been revised from those previously presented.
(4)	Effective November 1, 2023, we adopted IFRS 17. The quarterly trend for the Insurance segment will not be fully comparable across the periods presented as they have been prepared under a different basis of accounting. The 2023 results have been restated as part of our adoption of IFRS 17 while results for the fiscal 2022 periods are reported in accordance with IFRS 4
Insurance Contracts.

(5)	Teb adjusted. For further discussion, refer to the How we measure and report our business segments section of our 2023 Annual Report.
(6)	As part of our adoption of IFRS 17, Insurance policyholder benefits, claims and acquisition expense (PBCAE) is no longer applicable. 2023 amounts have been restated from those previously presented.
n.a.	not applicable
Seasonality
Seasonal factors may impact our results in certain quarters. The first quarter has historically been stronger for our Capital
Markets
businesses. The second quarter has fewer days than the other quarters, which generally results in a decrease in net interest income and certain expense items. The third and fourth quarters include the summer months which generally results in lower client activity and may negatively impact the results of our Capital Markets trading business.
Trend analysis
Earnings over the period have been impacted by the factors noted below.
Personal & Commercial Banking revenue has benefitted from solid volume growth in loans and deposits over the period. NIM has been favourably impacted over the majority of the period by the higher interest rate environment. NIM was adversely impacted by a shift in deposit mix in fiscal 2023.
Wealth Management revenue has generally benefitted from growth in average fee-based
client assets, which was impacted by market conditions, and volume growth in loans over the period. The higher interest rate environment also favourably impacted revenue over the majority of the period. The revenue of RBC Brewin Dolphin has been included since the acquisition closed on September 27, 2022. On July 3, 2023, we completed the sale of the European asset servicing activities of RBC Investor Services and its associated Malaysian centre of excellence. The fourth quarter of 2023 reflected impairment losses on our interest in an associated company.
As part of our adoption of IFRS 17, effective November 1, 2023, fluctuations in Insurance revenue are reflective of market conditions and insurance experience, while new business gains are deferred through CSM.
Capital Markets revenue is influenced, to a large extent, by market conditions that impact client activity. In the second
half of fiscal 2022, there was a decline in global investment banking fee pools amidst challenging market conditions, including the impact of loan underwriting markdowns in the third quarter. In 2023, we saw strong client activity, driving higher sales & trading revenues which continued in the first quarter of 2024.

Royal Bank of Canada
  First Quarter 2024

PCL is comprised of provisions taken on performing assets and provisions taken on impaired assets. PCL on performing assets fluctuated over the period as it is impacted by changes in credit quality, macroeconomic conditions, and exposures. In the second quarter of 2022, we saw improvements in our macroeconomic forecast and credit quality outlook, as the economic impact from the COVID-19 pandemic eased in most regions, resulting in releases of provisions on performing assets. We have seen provisions on performing assets over the remainder of the period generally reflecting unfavourable changes in credit quality and our macroeconomic forecast. PCL on impaired assets was low during the early part of the period, but has trended upwards over the remainder of the period.
As part of our adoption of IFRS 17, effective November 1, 2023, PBCAE is no longer applicable, and 2023 amounts have been restated from those previously presented (refer to Note 2 of our Condensed Financial Statements for further details on these changes).
Non-interest
expense has been impacted by fluctuations in variable compensation over the period, commensurate with fluctuations in revenue and earnings. Changes in the fair value of our U.S. share-based compensation plans, which are largely offset in revenue, have also contributed to fluctuations over the period and are impacted by market conditions. While we continue to focus on efficiency management activities, expenses over the period also reflect investments in staff and technology.
Non-interest
expenses of RBC Brewin Dolphin have been included since the acquisition closed on September 27, 2022. Beginning in fiscal 2023, expenses have also included transaction and integration costs relating to the planned acquisition of HSBC Canada.
Our effective income tax rate has fluctuated over the period, mostly due to varying levels of tax adjustments and changes in earnings mix. The first quarter of 2023 reflects the impact of the CRD and other tax related adjustments. The fourth quarter of 2023 reflects the recognition of deferred tax assets relating to realized losses in City National associated with the intercompany sale of certain debt securities.

Financial condition

Condensed balance sheets

	As at
(Millions of Canadian dollars)	January 31 2024	October 31 2023 (1)
Assets
Cash and due from banks	$74,347	$61,989
Interest-bearing deposits with banks	61,080	71,086
Securities, net of applicable allowance (2)	405,813	409,730
Assets purchased under reverse repurchase agreements and securities borrowed	347,871	340,191
Loans
Retail	569,894	569,951
Wholesale	293,721	287,826
Allowance for loan losses	(5,299)	(5,004)
Other – Derivatives	105,038	142,450
– Other	121,940	128,312
Total assets	$1,974,405	$2,006,531
Liabilities
Deposits	$1,241,168	$1,231,687
Other – Derivatives	106,974	142,629
– Other	498,250	505,682
Subordinated debentures	11,525	11,386
Total liabilities	1,857,917	1,891,384
Equity attributable to shareholders	116,391	115,048
Non-controlling interests	97	99
Total equity	116,488	115,147
Total liabilities and equity	$1,974,405	$2,006,531

(1)	Amounts have been restated from those previously presented as part of the adoption of IFRS 17, effective November 1, 2023. Refer to Note 2 of our Condensed Financial Statements for further details on these changes.
(2)	Securities are comprised of trading and investment securities.
Q1 2024 vs. Q4 2023
Total assets decreased $32 billion or 2% from October 31, 2023. Foreign exchange translation decreased total assets by $70 billion.
Cash and due from banks was up $12 billion or 20%, mainly due to higher deposits with central banks, reflecting our short-term
cash management activities.
Interest-bearing deposits with banks decreased $10 billion or 14%, primarily due to lower deposits with central banks reflecting short-term cash management activities.

Royal Bank of Canada
  First Quarter 2024   23

Securities, net of applicable allowance, were down $4 billion or 1%, mainly due to the impact of foreign exchange translation and lower government debt securities. These factors were partially offset by higher corporate debt and equity trading securities due to favourable market conditions.
Assets purchased under reverse repurchase agreements (reverse repos) and securities borrowed increased $8 billion or 2%, mainly due to increased client demand and cash management activities, partially offset by the impact of foreign exchange translation.
Loans (net of Allowance for loan losses) were up $6 billion or 1%, mainly due to volume growth in wholesale loans, partially offset by the impact of foreign exchange translation.
Derivative assets were down $37 billion or 26%, mainly attributable to the impact of foreign exchange translation and lower fair values on interest rate contracts, partially offset by higher fair values on foreign exchange contracts.
Other assets were down $6 billion or 5%, mainly due to lower customers’ liability under acceptances.
Total liabilities decreased $33 billion or 2%. Foreign exchange translation decreased total liabilities by $70 billion.
Deposits increased $9 billion or 1% mainly due to an increase in issuance of long-term notes for funding requirements and an increase in term deposits associated with clients’ investment preference. These factors were partially offset by the impact of foreign exchange translation and a decrease in demand deposits.
Derivative liabilities were down $36 billion or 25%, mainly attributable to the impact of foreign exchange translation and lower fair values on interest rate contracts, partially offset by higher fair values on foreign exchange contracts.
Other liabilities were down $7 billion or 1%, mainly due to the impact of foreign exchange translation.

Off-balance sheet arrangements
In the normal course of business, we engage in a variety of financial transactions that, for accounting purposes, are not recorded on our consolidated balance sheets.
Off-balance
sheet transactions are generally undertaken for risk, capital and funding management purposes which benefit us and our clients. These include transactions with structured entities and may also include the purchase or issuance of guarantees. These transactions give rise to, among other risks, varying degrees of market, credit, liquidity and funding risks, which are discussed in the Risk management section of this Q1 2024 Report to Shareholders. Our significant off-balance
sheet transactions include those described on pages 60 to 63 of our 2023 Annual Report.

Risk management

Credit risk
Credit risk is the risk of loss associated with an obligor’s potential inability or unwillingness to fulfill its contractual obligations on a timely basis and may arise directly from the risk of default of a primary obligor (e.g., issuer, debtor, counterparty, borrower or policyholder), indirectly from a secondary obligor (e.g., guarantor or reinsurer), through off-balance
sheet exposures, contingent credit risk, associated credit risk and/or transactional risk. Credit risk includes counterparty credit risk arising from both trading and non-trading
activities.
Our Enterprise Credit Risk Management Framework (ECRMF) and supporting credit policies are designed to clearly define roles and responsibilities, acceptable practices, limits and key controls. There have been no material changes to our ECRMF as described in our 2023 Annual Report.

Royal Bank of Canada
  First Quarter 2024

Residential mortgages and home equity lines of credit (insured vs. uninsured)
(1)
Residential mortgages and home equity lines of credit are secured by residential properties. The following table presents a breakdown by geographic region.

	As at January 31, 2024
(Millions of Canadian dollars, except percentage amounts)	Residential mortgages					Home equity lines of credit (2)
	Insured (3)		Uninsured		Total	Total
Region (4)
Canada
Atlantic provinces	$8,448	44%	$10,840	56%	$19,288	$1,637
Quebec	11,708	27	31,778	73	43,486	3,137
Ontario	30,167	15	169,410	85	199,577	16,744
Alberta	18,714	45	22,602	55	41,316	4,352
Saskatchewan and Manitoba	8,473	42	11,846	58	20,319	1,741
B.C. and territories	11,737	16	62,374	84	74,111	7,083
Total Canada (5)	89,247	22	308,850	78	398,097	34,694
U.S.	–	–	32,374	100	32,374	1,986
Other International	–	–	3,093	100	3,093	1,582
Total International	–	–	35,467	100	35,467	3,568
Total	$89,247	21%	$344,317	79%	$433,564	$38,262

	As at October 31, 2023
(Millions of Canadian dollars, except percentage amounts)	Residential mortgages					Home equity lines of credit (2)
	Insured (3)		Uninsured		Total	Total
Region (4)
Canada
Atlantic provinces	$8,474	44%	$10,765	56%	$19,239	$1,630
Quebec	11,831	27	31,741	73	43,572	3,111
Ontario	30,359	15	168,264	85	198,623	16,558
Alberta	18,840	45	22,596	55	41,436	4,403
Saskatchewan and Manitoba	8,546	42	11,803	58	20,349	1,749
B.C. and territories	11,911	16	62,475	84	74,386	7,048
Total Canada (5)	89,961	23	307,644	77	397,605	34,499
U.S.	–	–	33,683	100	33,683	2,090
Other International	–	–	3,213	100	3,213	1,538
Total International	–	–	36,896	100	36,896	3,628
Total	$89,961	21%	$344,540	79%	$434,501	$38,127

(1)	Disclosure is provided in accordance with the requirements of OSFI’s Guideline B-20 (Residential Mortgage Underwriting Practices and Procedures).
(2)	Includes $38,242 million and $20 million of uninsured and insured home equity lines of credit, respectively (October 31, 2023 – $38,108 million and $19 million, respectively), reported within the personal loan category. The amounts in U.S. and Other International include term loans collateralized by residential properties.
(3)	Insured residential mortgages are mortgages whereby our exposure to default is mitigated by insurance through the Canadian Mortgage and Housing Corporation or other private mortgage default insurers.
(4)	Region is based upon the address of the property mortgaged. The Atlantic provinces are comprised of Newfoundland and Labrador, Prince Edward Island, Nova Scotia and New Brunswick; B.C. and territories are comprised of British Columbia, Nunavut, Northwest Territories and Yukon.
(5)	Total consolidated residential mortgages in Canada of $398 billion (October 31, 2023 – $398 billion) includes $12 billion (October 31, 2023 – $12 billion) of mortgages with commercial clients in Canadian Banking, of which $9 billion (October 31, 2023 – $9 billion) are insured, and $18 billion (October 31, 2023 – $18 billion) of residential mortgages in Capital Markets, of which $18 billion (October 31, 2023 – $18 billion) are held for securitization purposes. All of the residential mortgages held for securitization purposes are insured (October 31, 2023 – all insured).
Residential mortgages portfolio by amortization period
(1)
The following table provides a summary of the percentage of residential mortgages that fall within the remaining amortization periods based upon current customer payment amounts, which incorporate payments larger than the minimum contractual amount and/or higher frequency of payments.

	As at
	January 31 2024			October 31 2023
	Canada (2)	U.S. and other International	Total	Canada (2)	U.S. and other International	Total
Amortization period
≤ 25 years	58%	27%	55%	57%	26%	55%
> 25 years ≤ 30 years	21	73	25	20	74	24
> 30 years ≤ 35 years	1	–	1	1	–	1
> 35 years	20	–	19	22	–	20
Total	100%	100%	100%	100%	100%	100%

(1)	Disclosure is provided in accordance with the requirements of OSFI’s Guideline B-20 (Residential Mortgage Underwriting Practices and Procedures).
(2)	Our policy is to originate mortgages with amortization periods of 30 years or less. Amortization periods greater than 30 years reflect the impact of increases in interest rates on our variable rate mortgage portfolios. For these loans, the amortization period resets to the original amortization schedule upon renewal. We do not originate mortgage products with a structure that would result in negative amortization, as payments on variable rate mortgages automatically increase to ensure accrued interest is covered.

Royal Bank of Canada
  First Quarter 2024   25

Average
loan-to-value
(LTV) ratios
(1)
The following table provides a summary of our average LTV ratios for newly originated and acquired uninsured residential mortgages and RBC Homeline Plan
®
products by geographic region, as well as the respective LTV ratios for our total Canadian Banking residential mortgage portfolio outstanding.

	For the three months ended
	January 31 2024		October 31 2023
	Uninsured		Uninsured
	Residential mortgages (2)	RBC Homeline Plan products (3)	Residential mortgages (2)	RBC Homeline Plan products (3)
Average of newly originated and acquired for the period, by region (4)
Atlantic provinces	70%	69%	71%	71%
Quebec	69	68	69	69
Ontario	70	62	70	62
Alberta	72	68	72	70
Saskatchewan and Manitoba	71	71	72	72
B.C. and territories	67	61	67	62
U.S.	72	n.m .	73	n.m .
Other International	73	n.m .	66	n.m .
Average of newly originated and acquired for the period (5), (6)	70%	64%	70%	65%
Total Canadian Banking residential mortgages portfolio (7)	58%	48%	55%	47%

(1)	Disclosure is provided in accordance with the requirements of OSFI’s Guideline B-20 (Residential Mortgage Underwriting Practices and Procedures).
(2)	Residential mortgages exclude residential mortgages within the RBC Homeline Plan products.
(3)	RBC Homeline Plan products are comprised of both residential mortgages and home equity lines of credit.
(4)	Region is based upon the address of the property mortgaged. The Atlantic provinces are comprised of Newfoundland and Labrador, Prince Edward Island, Nova Scotia and New Brunswick; B.C. and territories are comprised of British Columbia, Nunavut, Northwest Territories and Yukon.
(5)	The average LTV ratios for newly originated and acquired uninsured residential mortgages and RBC Homeline Plan products are calculated on a weighted basis by mortgage amounts at origination.
(6)	For newly originated mortgages and RBC Homeline Plan products, LTV is calculated based on the total facility amount for the residential mortgage and RBC Homeline Plan product divided by the value of the related residential property.
(7)	Weighted by mortgage balances and adjusted for property values based on the Teranet-National Bank House Price Index ‡ .
n.m.	not meaningful
Net International wholesale exposure by region, asset type and client type
(1), (2)
The following table provides a breakdown of our credit risk exposure by region, asset type and client type.

	As at
	January 31 2024								October 31 2023
	Asset type				Client type
(Millions of Canadian dollars)	Loans Outstanding	Securities (3)	Repo-style transactions	Derivatives	Financials	Sovereign	Corporate	Total	Total (7)
Europe (excluding U.K.)	$14,918	$24,967	$5,661	$3,367	$22,001	$11,175	$15,737	$48,913	$43,766
U.K.	12,435	26,966	3,193	2,397	14,289	19,860	10,842	44,991	42,104
Caribbean	5,428	11,984	1,539	1,141	9,720	4,083	6,289	20,092	21,592
Asia-Pacific	5,279	38,732	4,432	1,142	17,508	28,131	3,946	49,585	47,774
Other (4)	2,525	1,853	2,357	65	2,283	1,825	2,692	6,800	6,726
Net International exposure (5), (6)	$40,585	$104,502	$17,182	$8,112	$65,801	$65,074	$39,506	$170,381	$161,962

(1)	Geographic profile is based on country of risk, which reflects our assessment of the geographic risk associated with a given exposure. Typically, this is the residence of the borrower.
(2)	Exposures are calculated on a fair value basis and net of collateral, which includes $383 billion against repo-style transactions (October 31, 2023 – $374 billion) and $15 billion against derivatives (October 31, 2023 – $17 billion).
(3)	Securities include $14 billion of trading securities (October 31, 2023 – $13 billion), $50 billion of deposits (October 31, 2023 – $44 billion), and $41 billion of investment securities (October 31, 2023 – $38 billion).
(4)	Includes exposures in the Middle East, Africa and Latin America.
(5)	Excludes $5,789 million (October 31, 2023 – $5,686 million) of exposures to supranational agencies.
(6)	Reflects $2,211 million of mitigation through credit default swaps, which are largely used to hedge single name exposures and market risk (October 31, 2023 – $2,533 million).
(7)	Amounts have been revised from those previously presented. Collateral amounts are now reflected net of haircuts, consistent with OSFI’s CAR guidelines.

Royal Bank of Canada
  First Quarter 2024

Credit quality performance
The following credit quality performance tables and analysis provide information on loans, which represents loans, acceptances and commitments, and other financial assets:
Gross impaired loans

	As at and for the three months ended
(Millions of Canadian dollars, except percentage amounts)	January 31 2024	October 31 2023
Personal & Commercial Banking	$2,402	$1,905
Wealth Management	554	514
Capital Markets	1,242	1,285
Total GIL	$4,198	$3,704
Impaired loans, beginning balance	$3,704	$3,284
Classified as impaired during the period (new impaired) (1)	1,494	1,063
Net repayments (1)	(165)	(166)
Amounts written off	(610)	(466)
Other (2)	(225)	(11)
Impaired loans, balance at end of period	$4,198	$3,704
GIL as a % of related loans and acceptances
Total GIL as a % of related loans and acceptances	0.48%	0.42%
Personal & Commercial Banking	0.39%	0.31%
Canadian Banking	0.35%	0.26%
Caribbean Banking	3.29%	3.45%
Wealth Management	0.50%	0.44%
Capital Markets	0.85%	0.89%

(1)	Certain GIL movements for Canadian Banking retail and wholesale portfolios are generally allocated to new impaired, as Net repayments and certain Other movements are not reasonably determinable. Certain GIL movements for Caribbean Banking retail and wholesale portfolios are generally allocated to Net repayments and new impaired, as Net repayments and certain Other movements are not reasonably determinable.
(2)	Includes return to performing status during the period, recoveries of loans and advances previously written off, sold, and foreign exchange translation and other movements.
Q1 2024 vs. Q4 2023
Total GIL increased $494 million or 13% from last quarter, and the total GIL ratio increased 6 bps, mainly due to higher impaired loans in Personal & Commercial Banking.
GIL in Personal & Commercial Banking increased $497 million or 26%, largely due to higher impaired loans in our Canadian Banking commercial and retail portfolios. Higher impaired loans in our Canadian Banking commercial portfolios were mainly in the automotive and real estate and related sectors.
GIL in Wealth Management increased $40 million or 8%, primarily due to higher impaired loans in U.S. Wealth Management (including City National), mainly in our retail portfolios.
GIL in Capital Markets decreased $43 million or 3%, mainly due to lower impaired loans in a few sectors including the consumer discretionary and transportation sectors, partially offset by higher impaired loans in the financial services sector.
Allowance for credit losses (ACL)

	As at
(Millions of Canadian dollars)	January 31 2024	October 31 2023
Personal & Commercial Banking	$3,980	$3,718
Wealth Management	548	618
Capital Markets	1,101	1,012
Corporate Support and other	1	–
ACL on loans	5,630	5,348
ACL on other financial assets (1)	20	18
Total ACL	$5,650	$5,366
ACL on loans is comprised of:
Retail	$2,725	$2,591
Wholesale	1,605	1,609
ACL on performing loans	$4,330	$4,200
ACL on impaired loans	1,300	1,148

(1)	ACL on other financial assets mainly represents allowances on debt securities measured at FVOCI and amortized cost, accounts receivable and financial guarantees.
Q1 2024 vs. Q4 2023
Total ACL increased $284 million or 5% from last quarter, primarily reflecting an increase of $282 million in ACL on loans.
ACL on performing loans increased $130 million or 3%, largely due to higher ACL in Personal & Commercial Banking, primarily in our Canadian Banking retail portfolios, mainly reflecting unfavourable changes in credit quality. This was partially offset by lower ACL in U.S. Wealth Management (including City National).
ACL on impaired loans increased $152 million or 13%, mainly due to higher ACL in Personal & Commercial Banking.
For further details, refer to Note 5 of our Condensed Financial Statements.

Royal Bank of Canada
  First Quarter 2024   27

Market risk
Market risk is defined to be the impact of market factors and prices upon our financial condition. This includes potential financial gains or losses due to changes in market-determined variables such as interest rates, credit spreads, equity prices, commodity prices, foreign exchange rates and implied volatilities. There have been no material changes to our Market Risk Management Framework from the framework described in our 2023 Annual Report. Using that framework, we continuously seek to ensure that our market risk exposure is consistent with risk appetite constraints set by the Board of Directors.
Market risk controls include limits on probabilistic measures of potential loss in trading positions, such as
Value-at-Risk
(VaR) and stress testing. Market risk controls are also in place to manage Interest Rate Risk in the Banking Book (IRRBB). To monitor and control IRRBB, we assess two primary metrics, Net Interest Income (NII) risk and Economic Value of Equity (EVE) risk, under a range of market shocks, scenarios, and time horizons. There has been no material change to the IRRBB measurement methodology, controls, or limits from those described in our 2023 Annual Report. For further details on our approach to the management of market risk, refer to the Market risk section of our 2023 Annual Report.
Market risk measures – FVTPL positions
VaR and Trading VaR
The following table presents our Market risk VaR and Trading VaR figures:

	January 31, 2024				October 31, 2023		January 31, 2023 (1)
		For the three months ended				For the three months ended		For the three months ended
(Millions of Canadian dollars)	As at	Average	High	Low	As at	Average	As at	Average
Equity	$10	$9	$13	$6	$10	$8	$11	$15
Foreign exchange	3	4	7	2	4	5	3	3
Commodities	5	5	7	4	5	5	5	6
Interest rate (2)	30	34	44	26	38	37	23	31
Credit specific (3)	8	7	8	7	7	6	5	5
Diversification (4)	(31)	(29)	n.m.	n.m.	(35)	(33)	(27)	(34)
Trading VaR	$25	$30	$40	$23	$29	$28	$20	$26
Total VaR	$123	$122	$138	$109	$121	$68	$42	$55

(1)	Amounts have been revised from those previously presented to align with a trading VaR view.
(2)	General credit spread risk and funding spread risk associated with uncollateralized derivatives are included under interest rate VaR.
(3)	Credit specific risk captures issuer-specific credit spread volatility.
(4)	Trading VaR is less than the sum of the individual risk factor VaR results due to risk factor diversification.
n.m.	not meaningful
Q1 2024 vs. Q1 2023
Average Trading VaR of $30 million increased $4 million from a year ago, primarily driven by increased exposures in our fixed income and interest rate derivative portfolios, partially offset by the exposure changes in our equity derivatives portfolio.
Average total VaR of $122 million increased $67 million, primarily driven by the impact of management of closing capital volatility related to the planned acquisition of HSBC Canada, partially offset by reduced exposures in loan underwriting commitments.
Q1 2024 vs. Q4 2023
Average Trading VaR of $30 million remained relatively stable from last quarter.
Average total VaR of $122 million increased $54 million, reflecting the impact of management of closing capital volatility related to the planned acquisition of HSBC Canada as noted above.

Royal Bank of Canada
  First Quarter 2024

The following chart displays a bar graph of our daily trading revenue and a line graph of our daily market risk Trading VaR. We incurred no net trading losses in the three months ended January 31, 2024 and October 31, 2023.

(1)	Trading revenue (teb) in the chart above excludes the impact of loan underwriting commitments.
(2)	In Q4 2023, VaR amounts in the chart above were revised from those previously presented to reflect Trading VaR corresponding to our trading portfolios.
Market risk measures for assets and liabilities of RBC Insurance
®
1
We offer a range of insurance products to clients and hold investments to meet the future obligations to policyholders. The investments which support actuarial liabilities are predominantly fixed income assets measured at FVTPL. Consequently, changes in the fair values of these assets are largely offset by changes in the discount rates used in the measurement of insurance and reinsurance contract assets and liabilities, and the impacts of both are reflected in Insurance investment result in the Consolidated Statements of Income. As at January 31, 2024, we held assets in support of $19 billion of insurance contract liabilities net of insurance contract assets and reinsurance contracts held balances (October 31, 2023 – $17 billion).
Market risk measures – IRRBB sensitivities
The following table shows the potential
before-tax
impact of an immediate and sustained 100 bps increase or decrease in interest rates on projected EVE and
12-month
NII, assuming no subsequent hedging. Interest rate risk measures are based on current on and off-balance
sheet positions which can change over time in response to business activity and management actions.

	January 31 2024						October 31 2023		January 31 2023
	EVE risk			NII risk (1)
(Millions of Canadian dollars)	Canadian dollar impact	U.S. dollar impact	Total	Canadian dollar impact	U.S. dollar impact	Total	EVE risk	NII risk (1)	EVE risk	NII risk (1)
Before-tax impact of:
100 bps increase in rates	$(1,619)	$(30)	$(1,649)	$296	$239	$535	$(1,552)	$651	$(2,069)	$663
100 bps decrease in rates	1,574	(265)	1,309	(331)	(291)	(622)	1,353	(751)	1,808	(776)

(1)	Represents the 12-month NII exposure to an instantaneous and sustained shift in interest rates.
As at January 31, 2024, an immediate and sustained
-100
bps shock would have had a negative impact to our NII of $622 million, down from $751 million last quarter. An immediate and sustained +100 bps shock as at January 31, 2024 would have had a negative impact to the bank’s EVE of $1,649 million, up from $1,552 million last quarter. The quarter-over-quarter change in NII and EVE sensitivity reflects an increase in fixed rate asset positions. During the first quarter of 2024, NII and EVE risks remained within approved limits.

1	Amounts have been restated from those previously presented as part of the adoption of IFRS 17, effective November 1, 2023. Refer to Note 2 of our Condensed Financial Statements for further details on these changes.

Royal Bank of Canada
  First Quarter 2024   29

Linkage of market risk to selected balance sheet items
The following tables provide the linkages between selected balance sheet items with positions included in our trading market risk and non-trading
market risk disclosures, which illustrates how we manage market risk for our assets and liabilities through different risk measures:

	As at January 31, 2024
		Market risk measure
(Millions of Canadian dollars)	Balance sheet amount	Traded risk (1)	Non-traded risk (2)	Non-traded risk primary risk sensitivity
Assets subject to market risk
Cash and due from banks	$74,347	$–	$74,347	Interest rate
Interest-bearing deposits with banks	61,080	1	61,079	Interest rate
Securities
Trading	193,597	171,135	22,462	Interest rate, credit spread
Investment, net of applicable allowance	212,216	–	212,216	Interest rate, credit spread, equity
Assets purchased under reverse repurchase agreements and securities borrowed	347,871	312,834	35,037	Interest rate
Loans
Retail	569,894	2	569,892	Interest rate
Wholesale	293,721	7,144	286,577	Interest rate
Allowance for loan losses	(5,299)	–	(5,299)	Interest rate
Other
Derivatives	105,038	101,688	3,350	Interest rate, foreign exchange
Other assets	106,130	9,017	97,113	Interest rate
Assets not subject to market risk (3)	15,810
Total assets	$1,974,405	$601,821	$1,356,774
Liabilities subject to market risk
Deposits	$1,241,168	$56,202	$1,184,966	Interest rate
Other
Obligations related to securities sold short	35,012	35,007	5	Interest rate, equity
Obligations related to assets sold under repurchase agreements and securities loaned	334,490	313,197	21,293	Interest rate
Derivatives	106,974	98,998	7,976	Interest rate, foreign exchange
Other liabilities	107,065	13,166	93,899	Interest rate
Subordinated debentures	11,525	–	11,525	Interest rate
Liabilities not subject to market risk (4)	21,683
Total liabilities	$1,857,917	$516,570	$1,319,664
Total equity	116,488
Total liabilities and equity	$1,974,405

(1)	Traded risk includes positions that are classified or designated as FVTPL and positions whose revaluation gains and losses are reported in revenue within our trading portfolios. Market risk measures of VaR and stress tests are used as risk controls for traded risk.
(2)
Non-traded
risk includes positions used in the management of IRRBB and other non-trading
portfolios. Other material
non-trading
portfolios include positions from RBC Insurance and investment securities, net of applicable allowance, not included in IRRBB.
(3)	Assets not subject to market risk include physical and other assets.
(4)	Liabilities not subject to market risk include payroll related and other liabilities.

Royal Bank of Canada
  First Quarter 2024

	As at October 31, 2023 (1)
		Market risk measure
(Millions of Canadian dollars)	Balance sheet amount	Traded risk (2)	Non-traded risk (3)	Non-traded risk primary risk sensitivity
Assets subject to market risk
Cash and due from banks	$61,989	$–	$61,989	Interest rate
Interest-bearing deposits with banks	71,086	1	71,085	Interest rate
Securities
Trading	190,151	171,483	18,668	Interest rate, credit spread
Investment, net of applicable allowance	219,579	–	219,579	Interest rate, credit spread, equity
Assets purchased under reverse repurchase agreements and securities borrowed	340,191	304,672	35,519	Interest rate
Loans
Retail	569,951	–	569,951	Interest rate
Wholesale	287,826	3,134	284,692	Interest rate
Allowance for loan losses	(5,004)	–	(5,004)	Interest rate
Other
Derivatives	142,450	139,011	3,439	Interest rate, foreign exchange
Other assets	112,477	8,699	103,778	Interest rate
Assets not subject to market risk (4)	15,835
Total assets	$2,006,531	$627,000	$1,363,696
Liabilities subject to market risk
Deposits	$1,231,687	$51,025	$1,180,662	Interest rate
Other
Obligations related to securities sold short	33,651	33,555	96	Interest rate, equity
Obligations related to assets sold under repurchase agreements and securities loaned	335,238	312,551	22,687	Interest rate
Derivatives	142,629	130,094	12,535	Interest rate, foreign exchange
Other liabilities	116,445	12,491	103,954	Interest rate
Subordinated debentures	11,386	–	11,386	Interest rate
Liabilities not subject to market risk (5)	20,348
Total liabilities	$1,891,384	$539,716	$1,331,320
Total equity	115,147
Total liabilities and equity	$2,006,531

(1)	Amounts have been restated from those previously presented as part of the adoption of IFRS 17, effective November 1, 2023. Refer to Note 2 of our Condensed Financial Statements for further details on these changes.
(2)	Traded risk includes positions that are classified or designated as FVTPL and positions whose revaluation gains and losses are reported in revenue within our trading portfolios. Market risk measures of VaR and stress tests are used as risk controls for traded risk.
(3)
Non-traded
risk includes positions used in the management of IRRBB and other non-trading
portfolios. Other material
non-trading
portfolios include positions from RBC Insurance and investment securities, net of applicable allowance, not included in IRRBB.
(4)	Assets not subject to market risk include physical and other assets.
(5)	Liabilities not subject to market risk include payroll related and other liabilities.

Royal Bank of Canada
  First Quarter 2024   31

Liquidity and funding risk
Liquidity and funding risk (liquidity risk) is the risk that we may be unable to generate sufficient cash or its equivalents in a timely and cost-effective manner to meet our commitments. Liquidity risk arises from mismatches in the timing and value of on-balance
sheet and
off-balance
sheet cash flows.
Our liquidity risk management activities are conducted in accordance with internal frameworks and policies, including the Enterprise Risk Management Framework (ERMF), the Enterprise Risk Appetite Framework (ERAF), the Enterprise Liquidity Risk Management Framework (LRMF), the Enterprise Liquidity Risk Policy, and the Enterprise Pledging Policy. Collectively, our frameworks and policies establish liquidity and funding management requirements appropriate for the execution of our strategy and ensuring liquidity risk remains within our risk appetite. There have been no material changes as described in our 2023 Annual Report.
Liquidity reserve
Our liquidity reserve consists only of available unencumbered liquid assets. Although unused wholesale funding capacity could be another potential source of liquidity, it is excluded in the determination of the liquidity reserve.

	As at January 31, 2024
(Millions of Canadian dollars)	Bank-owned liquid assets	Securities received as collateral from securities financing and derivative transactions	Total liquid assets	Encumbered liquid assets	Unencumbered liquid assets
Cash and deposits with banks (1)	$137,887	$–	$137,887	$3,075	$134,812
Securities issued or guaranteed by sovereigns, central banks or multilateral development banks (2)	320,261	373,167	693,428	438,250	255,178
Other securities	138,801	126,761	265,562	157,158	108,404
Other liquid assets (3)	27,886	–	27,886	24,768	3,118
Total liquid assets	$624,835	$499,928	$1,124,763	$623,251	$501,512

	As at October 31, 2023
(Millions of Canadian dollars)	Bank-owned liquid assets	Securities received as collateral from securities financing and derivative transactions	Total liquid assets	Encumbered liquid assets	Unencumbered liquid assets
Cash and deposits with banks (1)	$135,353	$–	$135,353	$3,329	$132,024
Securities issued or guaranteed by sovereigns, central banks or multilateral development banks (2)	325,002	363,377	688,379	425,109	263,270
Other securities	130,209	118,651	248,860	153,700	95,160
Other liquid assets (3)	31,706	–	31,706	28,953	2,753
Total liquid assets	$622,270	$482,028	$1,104,298	$611,091	$493,207

	As at
(Millions of Canadian dollars)	January 31 2024	October 31 2023
Royal Bank of Canada	$215,036	$210,191
Foreign branches	76,053	79,947
Subsidiaries	210,423	203,069
Total unencumbered liquid assets	$501,512	$493,207

(1)	Includes balances that are classified as held for sale and presented in Other assets. For further details, refer to Note 6 of our Condensed Financial Statements.
(2)	Includes liquid securities issued by provincial governments and U.S. government-sponsored entities working under U.S. Federal government’s conservatorship (e.g., Federal National Mortgage Association and Federal Home Loan Mortgage Corporation).
(3)	Encumbered liquid assets amount represents cash collateral and margin deposit amounts pledged related to over-the-counter and exchange-traded derivative transactions.
The liquidity reserve is typically most affected by routine flows of retail and commercial client banking activities, where liquid asset portfolios reflect changes in deposit and loan balances, as well as business strategies and client flows related to the activities in Capital Markets. Corporate Treasury also affects liquidity reserves through the management of funding issuances, which could result in timing differences between when debt is issued and funds are deployed into business activities.

Royal Bank of Canada
  First Quarter 2024

Q1 2024 vs. Q4 2023
Total unencumbered liquid assets increased $8 billion or 2% from last quarter, mainly due to an increase in securities received under reverse repurchase agreements as well as cash and deposits with banks reflecting higher deposit and funding levels.
Asset encumbrance
The table below provides a summary of our
on-
and
off-balance
sheet amounts for cash, securities and other assets, distinguishing between those that are encumbered, and those available for sale or use as collateral in secured funding transactions. Other assets, such as mortgages and credit card receivables, can also be monetized, albeit over longer timeframes than those required for marketable securities. As at January 31, 2024, our unencumbered assets available as collateral comprised 25% of total assets (October 31, 2023 – 24%).

	As at
	January 31 2024					October 31 2023
	Encumbered		Unencumbered			Encumbered		Unencumbered
(Millions of Canadian dollars)	Pledged as collateral	Other (1)	Available as collateral (2)	Other (3)	Total	Pledged as collateral	Other (1)	Available as collateral (2)	Other (3)	Total
Cash and deposits with banks (4)	$–	$3,075	$134,812	$–	$137,887	$–	$3,329	$132,024	$–	$135,353
Securities
Trading	94,705	–	108,905	2,302	205,912	99,990	–	100,517	2,252	202,759
Investment, net of applicable allowance	7,850	–	204,366	–	212,216	7,752	–	211,827	–	219,579
Assets purchased under reverse repurchase agreements and securities borrowed (5)	512,994	27,480	10,936	1,986	553,396	495,233	27,343	6,876	1,862	531,314
Loans
Retail
Mortgage securities	26,090	–	28,879	–	54,969	26,365	–	28,079	–	54,444
Mortgage loans	72,716	–	34,489	271,390	378,595	69,802	–	37,313	272,942	380,057
Non-mortgage loans	5,997	–	–	130,333	136,330	6,775	–	–	128,675	135,450
Wholesale	–	–	24,279	269,716	293,995	–	–	10,056	278,052	288,108
Allowance for loan losses	–	–	–	(5,299)	(5,299)	–	–	–	(5,004)	(5,004)
Segregated fund net assets	–	–	–	–	–	–	–	–	2,760	2,760
Other
Derivatives	–	–	–	105,038	105,038	–	–	–	142,450	142,450
Others (6)	24,768	–	3,118	91,320	119,206	28,953	–	2,753	89,747	121,453
Total assets	$745,120	$30,555	$549,784	$866,786	$2,192,245	$734,870	$30,672	$529,445	$913,736	$2,208,723

(1)	Includes assets restricted from use to generate secured funding due to legal or other constraints.
(2)	Represents assets that are immediately available for use as collateral, including National Housing Act Mortgage-Backed Securities (NHA MBS), our unencumbered mortgage loans that qualify as eligible collateral at FHLB, as well as loans that qualify as eligible collateral for discount window facility available to us and lodged at the FRBNY.
(3)	Other unencumbered assets are not subject to any restrictions on their use to secure funding or as collateral but would not be considered immediately available.
(4)	Includes balances that are classified as held for sale and presented in Other assets. For further details, refer to Note 6 of our Condensed Financial Statements.
(5)	Includes bank-owned liquid assets and securities received as collateral from off-balance
sheet securities financing, derivative transactions, and margin lending. Includes $27 billion (October 31, 2023 – $27 billion) of collateral received through reverse repurchase transactions that cannot be rehypothecated in its current legal form.
(6)	The Pledged as collateral amount represents cash collateral and margin deposit amounts pledged related to OTC and exchange-traded derivative transactions.
Q1 2024 vs. Q4 2023
Total unencumbered assets available as collateral increased $20 billion or 4% from last quarter, mainly due to an increase in available loans eligible as collateral and securities received under reverse repurchase agreements.
Funding
Funding strategy
Maintaining a diversified funding base is a key strategy for managing our liquidity risk profile.
Core funding, comprising capital, longer-term wholesale liabilities and a diversified pool of personal as well as the stable portion of our commercial and institutional deposits, is the foundation of our structural liquidity position.
Wholesale funding activities are well-diversified by geography, investor segment, instrument, currency, structure and maturity. We maintain an ongoing presence in different funding markets, which allows us to continuously monitor market developments and trends, identify opportunities and risks and take appropriate and timely actions.
We continuously evaluate opportunities to expand into new markets and untapped investor segments since diversification expands our wholesale funding flexibility, minimizes funding concentration and dependency and generally reduces financing costs.
We regularly assess our funding concentration and have implemented limits on certain funding sources to support diversification of our funding base.
Deposit and funding profile
As at January 31, 2024, relationship-based deposits, which are the primary source of funding for retail and commercial lending, were $847 billion or 52% of our total funding (October 31, 2023 – $844 billion or 52%). The remaining portion is comprised of short- and long-term wholesale funding.
Funding for highly liquid assets consists primarily of short-term wholesale funding that reflects the monetization period of those assets. Long-term wholesale funding is used mostly to fund less liquid wholesale assets and to support liquid asset buffers.

Royal Bank of Canada
  First Quarter 2024   33

Senior long-term debt issued by the bank on or after September 23, 2018, that has an original term greater than 400 days and is marketable, subject to certain exceptions, is subject to the Canadian Bank Recapitalization
(Bail-in)
regime. Under the
Bail-in
regime, in circumstances when the Superintendent of Financial Institutions has determined that a bank may no longer be viable, the Governor in Council may, upon a recommendation of the Minister of Finance that he or she is of the opinion that it is in the public interest to do so, grant an order directing the Canada Deposit Insurance Corporation (CDIC) to convert all or a portion of certain shares and liabilities of that bank into common shares. As at January 31, 2024, the notional value of issued and outstanding long-term debt subject to conversion under the
Bail-in
regime was $106 billion (October 31, 2023 – $106 billion).
For further details on our wholesale funding, refer to the Composition of wholesale funding tables below.
Long-term debt issuance
We operate long-term debt issuance registered programs. The following table summarizes our registered programs and their authorized limits by geography:

Programs by geography

Canada	U.S.	Europe/Asia
• Canadian Shelf Program – $25 billion	• U.S. Shelf Program – US$75 billion	• European Debt Issuance Program – US$75 billion

• Global Covered Bond Program – € 75 billion

• Japanese Issuance Programs – ¥1 trillion
We also raise long-term funding using Canadian Senior Notes, Kangaroo Bonds (issued in the Australian domestic market by foreign firms) and Yankee Certificates of Deposit (issued in the U.S. domestic market by foreign firms).
As presented in the following charts, our current long-term debt profile is well-diversified by both currency and product.

(1) Includes unsecured and secured long-term funding and subordinated debentures with an original term to maturity greater than 1 year	(1) Includes unsecured and secured long-term funding and subordinated debentures with an original term to maturity greater than 1 year
(2) Mortgage-backed securities and Canada Mortgage Bonds
The following table shows the composition of wholesale funding based on remaining term to maturity:
Composition of wholesale funding
(1)

	As at January 31, 2024
(Millions of Canadian dollars)	Less than 1 month	1 to 3 months	3 to 6 months	6 to 12 months	Less than 1 year sub-total	1 year to 2 years	2 years and greater	Total
Deposits from banks (2)	$6,568	$136	$344	$20	$7,068	$–	$–	$7,068
Certificates of deposit and commercial paper (3), (4)	7,850	12,466	26,019	22,190	68,525	–	–	68,525
Asset-backed commercial paper (5)	4,466	5,417	6,025	1,666	17,574	–	–	17,574
Senior unsecured medium-term notes (4), (6)	43	691	13,797	16,683	31,214	17,205	56,171	104,590
Senior unsecured structured notes (7)	1,483	1,362	1,980	3,205	8,030	5,726	16,270	30,026
Mortgage securitization	–	362	1,065	841	2,268	2,243	10,297	14,808
Covered bonds/asset-backed securities (8)	–	–	–	3,831	3,831	11,780	45,799	61,410
Subordinated liabilities	–	–	1,500	1,500	3,000	3,266	5,700	11,966
Other (4), (9)	6,637	2,223	1,728	1,612	12,200	15,658	133	27,991
Total	$27,047	$22,657	$52,458	$51,548	$153,710	$55,878	$134,370	$343,958
Of which:
– Secured	$10,998	$7,811	$8,553	$6,338	$33,700	$14,023	$56,096	$103,819
– Unsecured	16,049	14,846	43,905	45,210	120,010	41,855	78,274	240,139

Royal Bank of Canada
  First Quarter 2024

	As at October 31, 2023
(Millions of Canadian dollars)	Less than 1 month	1 to 3 months	3 to 6 months	6 to 12 months	Less than 1 year sub-total	1 year to 2 years	2 years and greater	Total
Deposits from banks (2)	$4,606	$460	$319	$355	$5,740	$–	$–	$5,740
Certificates of deposit and commercial paper (3), (4)	11,558	8,231	12,575	28,202	60,566	69	–	60,635
Asset-backed commercial paper (5)	4,533	3,829	6,354	2,155	16,871	–	–	16,871
Senior unsecured medium-term notes (4), (6)	1,118	6,311	733	18,828	26,990	22,790	54,070	103,850
Senior unsecured structured notes (7)	1,343	1,898	2,081	3,343	8,665	5,495	15,744	29,904
Mortgage securitization	–	530	375	1,484	2,389	2,225	9,607	14,221
Covered bonds/asset-backed securities (8)	–	3,236	–	1,685	4,921	10,844	44,733	60,498
Subordinated liabilities	–	–	–	1,500	1,500	2,748	7,791	12,039
Other (4), (9)	6,415	3,887	976	1,289	12,567	14,058	90	26,715
Total	$29,573	$28,382	$23,413	$58,841	$140,209	$58,229	$132,035	$330,473
Of which:
– Secured	$10,861	$10,124	$7,483	$5,324	$33,792	$13,069	$54,340	$101,201
– Unsecured	18,712	18,258	15,930	53,517	106,417	45,160	77,695	229,272

(1)	Excludes bankers’ acceptances and repos.
(2)	Excludes deposits associated with services we provide to banks (e.g., custody, cash management).
(3)	Includes bearer deposit notes (unsecured).
(4)	We have changed our presentation to include bearer deposit notes (unsecured) within Certificates of deposit and commercial paper and to include floating rate notes (unsecured) within Senior unsecured medium-term notes to better align with how we view our composition of wholesale funding. These amounts were previously included in Other. Prior period amounts have been revised from those previously presented to conform to the presentation adopted in the current period.
(5)	Only includes consolidated liabilities, including our collateralized commercial paper program.
(6)	Includes deposit notes and floating rate notes (unsecured).
(7)	Includes notes where the payout is tied to movements in foreign exchange, commodities and equities.
(8)	Includes covered bonds collateralized with residential mortgages and securities backed by credit card receivables.
(9)	Includes tender option bonds (secured) of $4,987 million (October 31, 2023 – $5,104 million), other long-term structured deposits (unsecured) of $17,774 million (October 31, 2023 – $16,896 million), FHLB advances (secured) of $5,040 million (October 31, 2023 – $4,507 million) and wholesale guaranteed interest certificates of $190 million (October 31, 2023 – $208 million).
Credit ratings
Our ability to access unsecured funding markets and to engage in certain collateralized business activities on a cost-effective basis are largely dependent on maintaining competitive credit ratings. Credit ratings and outlooks provided by rating agencies reflect their views and methodologies. Ratings are subject to change, based on a number of factors including, but not limited to, our financial strength, competitive position, liquidity and other factors not completely within our control.
The following table presents our major credit ratings:
Credit ratings
(1)

As at February 27, 2024
	Short-term debt	Legacy senior long-term debt (2)	Senior long- term debt (3)	Outlook
Moody’s (4)	P-1	Aa1	A1	stable
Standard & Poor’s (5)	A-1+	AA-	A	stable
Fitch Ratings (6)	F1+	AA	AA-	stable
DBRS (7)	R-1 (high)	AA (high)	AA	stable

(1)	Credit ratings are not recommendations to purchase, sell or hold a financial obligation in as much as they do not comment on market price or suitability for a particular investor. Ratings are determined by the rating agencies based on criteria established from time to time by them and are subject to revision or withdrawal at any time by the rating organization.
(2)	Includes senior long-term debt issued prior to September 23, 2018 and senior long-term debt issued on or after September 23, 2018 which is excluded from the Bail-in regime.
(3)	Includes senior long-term debt issued on or after September 23, 2018 which is subject to conversion under the Bail-in regime.
(4)	On November 6, 2023, Moody’s ‡ affirmed our ratings with stable outlook.
(5)	On May 25, 2023, Standard & Poor’s ‡ affirmed our ratings with a stable outlook.
(6)	On June 20, 2023, Fitch Ratings ‡ affirmed our ratings with a stable outlook.
(7)	On May 12, 2023, DBRS ‡ affirmed our ratings with a stable outlook.
Additional contractual obligations for rating downgrades
We are required to deliver collateral to certain counterparties in the event of a downgrade from our current credit rating. The following table shows the additional collateral obligations required at the reporting date in the event of a one-,
two-
or three-notch downgrade. These additional collateral obligations are incremental requirements for each successive downgrade and do not represent the cumulative impact of multiple downgrades. The amounts reported change periodically due to several factors, including the transfer of trading activity to centrally cleared financial market infrastructures and exchanges, the expiration of transactions with downgrade triggers, the imposition of internal limitations on new agreements to exclude downgrade triggers, as well as normal course mark-to-market.
There is no outstanding senior debt issued in the market that contains rating triggers that would lead to early prepayment of principal.

	As at
	January 31 2024			October 31 2023
(Millions of Canadian dollars)	One-notch downgrade	Two-notch downgrade	Three-notch downgrade	One-notch downgrade	Two-notch downgrade	Three-notch downgrade
Contractual derivatives funding or margin requirements	$327	$90	$186	$217	$138	$199
Other contractual funding or margin requirements (1)	45	55	50	41	57	42

(1)	Includes Guaranteed Investment Certificates (GICs) issued by our municipal markets business out of New York.

Royal Bank of Canada
  First Quarter 2024   35

Liquidity Coverage Ratio (LCR)
The LCR is a Basel III metric that measures the sufficiency of high-quality liquid assets (HQLA) available to meet liquidity needs over a
30-day
period in an acute stress scenario. The Basel Committee on Banking Supervision (BCBS) and OSFI regulatory minimum coverage level for LCR is 100%.
OSFI requires Canadian banks to disclose the LCR using the standard Basel disclosure template and calculated using the average of daily LCR positions during the quarter.
Liquidity coverage ratio common disclosure template
(1)

	For the three months ended
	January 31 2024
(Millions of Canadian dollars, except percentage amounts)	Total unweighted value (average) (2)	Total weighted value (average)
High-quality liquid assets
Total high-quality liquid assets (HQLA)		$392,630
Cash outflows
Retail deposits and deposits from small business customers, of which:	$363,040	$35,566
Stable deposits (3)	120,813	3,624
Less stable deposits	242,227	31,942
Unsecured wholesale funding, of which:	409,784	200,846
Operational deposits (all counterparties) and deposits in networks of cooperative banks (4)	150,386	35,636
Non-operational deposits	227,840	133,652
Unsecured debt	31,558	31,558
Secured wholesale funding		40,385
Additional requirements, of which:	353,698	81,253
Outflows related to derivative exposures and other collateral requirements	66,777	20,393
Outflows related to loss of funding on debt products	10,616	10,616
Credit and liquidity facilities	276,305	50,244
Other contractual funding obligations (5)	29,759	29,759
Other contingent funding obligations (6)	767,922	12,630
Total cash outflows		$400,439
Cash inflows
Secured lending (e.g., reverse repos)	$332,652	$53,217
Inflows from fully performing exposures	16,526	10,106
Other cash inflows	38,732	38,732
Total cash inflows		$102,055
		Total adjusted value
Total HQLA		$392,630
Total net cash outflows		298,384
Liquidity coverage ratio		132%

	October 31 2023
(Millions of Canadian dollars, except percentage amounts)		Total adjusted value
Total HQLA		$384,290
Total net cash outflows		293,328
Liquidity coverage ratio		131%

(1)	The LCR is calculated in accordance with OSFI’s LAR guideline, which, in turn, reflects liquidity-related requirements issued by the BCBS. The LCR for the quarter ended January 31, 2024 is calculated as an average of 62 daily positions.
(2)	With the exception of other contingent funding obligations, unweighted inflow and outflow amounts are items maturing or callable in 30 days or less. Other contingent funding obligations also include debt securities with remaining maturity greater than 30 days.
(3)	As defined by the BCBS, stable deposits from retail and small business customers are deposits that are insured and are either held in transactional accounts or the bank has an established relationship with the client making the withdrawal unlikely.
(4)	Operational deposits from customers other than retail and small and medium-sized
enterprises, are deposits which clients need to keep with the bank in order to facilitate their access and ability to use payment and settlement systems primarily for clearing, custody and cash management activities.
(5)	Other contractual funding obligations primarily include outflows from unsettled securities trades and outflows from obligations related to securities sold short.
(6)	Other contingent funding obligations include outflows related to other off-balance sheet facilities that carry low LCR runoff factors (0% – 5%).

Royal Bank of Canada
  First Quarter 2024

We manage our LCR position within a target range that reflects our liquidity risk tolerance, business mix, asset composition and funding capabilities. The range is subject to periodic review, considering changes to internal requirements and external developments.
We maintain HQLAs in major currencies with dependable market depth and breadth. Our treasury management practices are designed to ensure that the levels of HQLA are actively managed to meet target LCR objectives. Our Level 1 assets, as calculated according to OSFI LAR and the BCBS LCR requirements, represent 88% of total HQLA. These assets consist of cash, placements with central banks and highly rated securities issued or guaranteed by governments, central banks and supranational entities.
LCR captures cash flows from
on-
and
off-balance
sheet activities that are either expected or could potentially occur within 30 days in an acute stress scenario. Cash outflows result from the application of withdrawal and non-renewal
factors to demand and term deposits, differentiated by client type (wholesale, retail and small- and medium-sized
enterprises). Cash outflows also arise from business activities that create contingent funding and collateral requirements, such as repo funding, derivatives, short sales of securities and the extension of credit and liquidity commitments to clients. Cash inflows arise primarily from maturing secured loans, interbank loans and non-HQLA
securities.
LCR does not reflect any market funding capacity that we believe would be available in a stress situation. All maturing wholesale debt is assigned 100% outflow in the LCR calculation.
Q1 2024 vs. Q4 2023
The average LCR for the quarter ended January 31, 2024 was 132%, which translates into a surplus of approximately $94 billion, compared to 131% and a surplus of approximately $91 billion in the prior quarter. Average LCR remained relatively stable from the prior quarter as increased wholesale funding volumes and deposits were largely offset by on-balance sheet securities and loan growth.
Net Stable Funding Ratio (NSFR)
NSFR is a Basel III metric that measures the sufficiency of available stable funding relative to the amount of required stable funding. The BCBS and OSFI regulatory minimum coverage level for NSFR is 100%.
Available stable funding is defined as the portion of capital and liabilities expected to be reliable over the one-year
time horizon considered by the NSFR. Required stable funding is a function of the liquidity characteristics and residual maturities of various bank assets and off-balance
sheet exposures.
OSFI requires Canadian Domestic Systemically Important Banks
(D-SIBs)
to disclose the NSFR using the standard Basel disclosure template. Amounts presented in this disclosure template are determined in accordance with the requirements of OSFI’s LAR guideline and are not necessarily aligned with the classification requirements prescribed under IFRS.

Royal Bank of Canada
  First Quarter 2024   37

Net Stable Funding Ratio common disclosure template
(1)

	As at January 31, 2024
	Unweighted value by residual maturity (2)
(Millions of Canadian dollars, except percentage amounts)	No maturity	< 6 months	6 months to < 1 year	≥ 1 year	Weighted value
Available Stable Funding (ASF) Item
Capital:	$118,158	$–	$–	$10,725	$128,883
Regulatory Capital	118,158	–	–	10,725	128,883
Other Capital Instruments	–	–	–	–	–
Retail deposits and deposits from small business customers:	304,380	109,114	47,799	61,878	477,615
Stable deposits (3)	94,154	47,886	23,966	29,546	187,252
Less stable deposits	210,226	61,228	23,833	32,332	290,363
Wholesale funding:	277,649	509,942	55,897	153,115	352,374
Operational deposits (4)	157,806	–	–	–	78,903
Other wholesale funding	119,843	509,942	55,897	153,115	273,471
Liabilities with matching interdependent assets (5)	95	2,858	1,686	21,100	–
Other liabilities:	46,771	261,818			15,953
NSFR derivative liabilities		28,712
All other liabilities and equity not included in the above categories	46,771	216,345	1,616	15,145	15,953
Total ASF					$974,825
Required Stable Funding (RSF) Item

Total NSFR high-quality liquid assets (HQLA)					$44,946
Deposits held at other financial institutions for operational purposes	–	1,781	–	–	891
Performing loans and securities:	218,925	328,794	121,820	510,882	703,457
Performing loans to financial institutions secured by Level 1 HQLA	–	114,445	14,433	287	13,401
Performing loans to financial institutions secured by non-Level 1 HQLA and unsecured performing loans to financial institutions	4,553	114,187	29,661	25,298	56,785
Performing loans to non-financial corporate clients, loans to retail and small business customers, and loans to sovereigns, central banks and PSEs, of which:	138,789	66,198	34,772	162,597	306,147
With a risk weight of less than or equal to 35% under the Basel II standardized approach for credit risk	–	711	752	2,661	2,461
Performing residential mortgages, of which:	36,968	26,639	41,071	302,402	272,444
With a risk weight of less than or equal to 35% under the Basel II standardized approach for credit risk	36,968	26,619	41,057	301,540	271,694
Securities that are not in default and do not qualify as HQLA, including exchange-traded equities	38,615	7,325	1,883	20,298	54,680
Assets with matching interdependent liabilities (5)	95	2,858	1,686	21,100	–
Other assets:	3,035	338,721			83,488
Physical traded commodities, including gold	3,035				2,580
Assets posted as initial margin for derivative contracts and contributions to default funds of CCPs		19,987			16,989
NSFR derivative assets		29,743			1,031
NSFR derivative liabilities before deduction of variation margin posted		53,453			2,673
All other assets not included in the above categories	–	178,193	17	57,328	60,215

Off-balance sheet items		778,355			29,565
Total RSF					$862,347
Net Stable Funding Ratio (%)					113%

	As at October 31, 2023
(Millions of Canadian dollars, except percentage amounts)					Weighted value
Total ASF					$972,239
Total RSF					863,631
Net Stable Funding Ratio (%)					113%

(1)	The NSFR is calculated in accordance with OSFI’s LAR guideline, which, in turn, reflects liquidity-related requirements issued by the BCBS.
(2)	Totals for the following rows encompass the residual maturity categories of less than 6 months, 6 months to less than 1 year, and greater than or equal to 1 year in accordance with the requirements of the common disclosure template prescribed by OSFI: Other liabilities, NSFR derivative liabilities, Other assets, Assets posted as initial margin for derivative contracts and contributions to default funds of central counterparties (CCPs), NSFR derivative assets, NSFR derivative liabilities before deduction of variation margin posted and
Off-balance
sheet items.
(3)	As defined by the BCBS, stable deposits from retail and small business customers are deposits that are insured and are either held in transactional accounts or the bank has an established relationship with the client making the withdrawal unlikely.
(4)	Operational deposits from customers other than retail and small- and medium-sized
enterprises, are deposits which clients need to keep with the bank in order to facilitate their access and ability to use payment and settlement systems primarily for clearing, custody and cash management activities.
(5)	Interdependent assets and liabilities represent NHA MBS liabilities, including liabilities arising from transactions involving the Canada Mortgage Bond program and their corresponding encumbered mortgages.

Royal Bank of Canada
  First Quarter 2024

Available stable funding is comprised primarily of a diversified pool of personal and commercial deposits, capital and long-term wholesale liabilities. Required stable funding is driven mainly by the bank’s mortgage and loan portfolio, secured loans to financial institutions and to a lesser extent by other less liquid assets. NSFR does not reflect any unused market funding capacity that we believe would be available.
Volume and composition of available stable funding is actively managed to optimize our structural funding position and meet NSFR objectives. Our NSFR is managed in accordance with our comprehensive LRMF.
Q1 2024 vs. Q4 2023
The NSFR as at January 31, 2024 was 113%, which translates into a surplus of approximately $112 billion, compared to 113% and a surplus of approximately $109 billion in the prior quarter. NSFR remained relatively stable from the previous quarter as lower funding requirements for loans and securities financing transactions were largely offset by additional funding requirements on securities.
Contractual maturities of financial assets, financial liabilities and off-balance
sheet items
The following tables provide remaining contractual maturity profiles of all our assets, liabilities, and off-balance
sheet items at their carrying value (e.g., amortized cost or fair value) and maturity profiles of assets and liabilities of insurance contracts and reinsurance contracts held at their carrying value based on the estimated timing of when the cash flows are expected to occur at the balance sheet date.
Off-balance
sheet items are allocated based on the expiry date of the contract.
Details of contractual maturities and commitments to extend funds are a source of information for the management of liquidity risk. Among other purposes, these details form a basis for modelling a behavioural balance sheet with effective maturities to calculate liquidity risk measures. For further details, refer to the Risk measurement and internal liquidity section within the Liquidity and funding risk section of our 2023 Annual Report.

	As at January 31, 2024
(Millions of Canadian dollars)	Less than 1 month	1 to 3 months	3 to 6 months	6 to 9 months	9 to 12 months	1 year to 2 years	2 years to 5 years	5 years and greater	With no specific maturity	Total
Assets
Cash and deposits with banks	$132,774	$5	$–	$–	$–	$–	$–	$–	$2,648	$135,427
Securities
Trading (1)	116,462	317	224	45	42	65	644	11,155	64,643	193,597
Investment, net of applicable allowance	3,568	5,477	5,230	2,497	5,256	43,151	67,090	78,731	1,216	212,216
Assets purchased under reverse repurchase agreements and securities borrowed (2)	153,149	81,540	55,243	16,142	20,274	294	–	–	21,229	347,871
Loans, net of applicable allowance	33,721	25,246	35,402	40,527	48,927	206,339	302,877	75,492	89,785	858,316
Other
Customers’ liability under acceptances	12,613	4,216	–	–	2	–	5	–	(43)	16,793
Derivatives	7,533	8,518	5,694	4,695	6,271	13,128	26,658	32,541	–	105,038
Other financial assets	35,206	5,883	2,703	324	622	229	268	2,387	3,669	51,291
Total financial assets	495,026	131,202	104,496	64,230	81,394	263,206	397,542	200,306	183,147	1,920,549
Other non-financial assets	6,335	2,510	2,035	155	123	2,087	2,410	9,506	28,695	53,856
Total assets	$501,361	$133,712	$106,531	$64,385	$81,517	$265,293	$399,952	$209,812	$211,842	$1,974,405
Liabilities and equity
Deposits (3)
Unsecured borrowing	$97,982	$59,352	$91,861	$64,454	$73,303	$58,648	$77,653	$35,045	$576,489	$1,134,787
Secured borrowing	4,208	7,152	8,936	2,455	1,321	6,997	13,421	8,881	–	53,371
Covered bonds	–	–	–	1,705	2,130	10,465	33,778	4,932	–	53,010
Other
Acceptances	12,613	4,216	–	–	2	–	5	–	–	16,836
Obligations related to securities sold short	35,012	–	–	–	–	–	–	–	–	35,012
Obligations related to assets sold under repurchase agreements and securities loaned (2)	223,426	66,813	21,780	5	46	290	–	–	22,130	334,490
Derivatives	6,992	10,924	6,126	5,134	8,001	13,373	25,702	30,722	–	106,974
Other financial liabilities	39,291	8,200	3,021	1,551	1,695	983	2,289	15,209	1,460	73,699
Subordinated debentures	–	–	–	–	–	1,920	–	9,605	–	11,525
Total financial liabilities	419,524	156,657	131,724	75,304	86,498	92,676	152,848	104,394	600,079	1,819,704
Other non-financial liabilities	1,096	1,013	175	134	3,679	940	1,574	19,502	10,100	38,213
Equity	–	–	–	–	–	–	–	–	116,488	116,488
Total liabilities and equity	$420,620	$157,670	$131,899	$75,438	$90,177	$93,616	$154,422	$123,896	$726,667	$1,974,405
Off-balance sheet items
Financial guarantees	$1,228	$2,477	$3,432	$4,472	$3,409	$880	$7,594	$639	$25	$24,156
Commitments to extend credit	3,984	10,766	12,593	13,918	20,943	57,965	198,205	25,485	4,204	348,063
Other credit-related commitments	15,281	1,143	1,814	1,666	1,528	149	386	66	80,653	102,686
Other commitments	5	10	16	15	17	61	151	196	909	1,380
Total off-balance sheet items	$20,498	$14,396	$17,855	$20,071	$25,897	$59,055	$206,336	$26,386	$85,791	$476,285

(1)	With the exception of debt securities within the Insurance segment, trading debt securities classified as FVTPL have been included in the less than 1 month category as there is no expectation to hold these assets to their contractual maturity.
(2)	Open reverse repo and repo contracts, which have no set maturity date and are typically short term, have been included in the with no specific maturity category.
(3)	A major portion of relationship-based deposits are repayable on demand or at short notice on a contractual basis while, in practice, these customer balances form a core base for our operations and liquidity needs, as explained in the preceding Deposit and funding profile section.

Royal Bank of Canada
  First Quarter 2024   39

	As at October 31, 2023 (1)
(Millions of Canadian dollars)	Less than 1 month	1 to 3 months	3 to 6 months	6 to 9 months	9 to 12 months	1 year to 2 years	2 years to 5 years	5 years and greater	With no specific maturity	Total
Assets
Cash and deposits with banks	$130,121	$8	$–	$–	$–	$–	$–	$–	$2,946	$133,075
Securities
Trading (2)	117,373	56	103	26	46	99	127	8,997	63,324	190,151
Investment, net of applicable allowance	5,090	6,436	3,890	5,547	8,678	41,734	66,047	81,337	820	219,579
Assets purchased under reverse repurchase agreements and securities borrowed (3)	146,722	71,346	60,468	20,475	16,889	3,754	–	–	20,537	340,191
Loans, net of applicable allowance	30,889	23,026	31,442	37,978	41,285	201,479	320,082	77,460	89,132	852,773
Other
Customers’ liability under acceptances	16,493	5,247	–	–	–	–	5	–	(50)	21,695
Derivatives	10,074	13,655	9,292	6,955	6,173	18,905	33,260	44,136	–	142,450
Other financial assets	41,115	2,803	3,205	212	588	191	279	2,513	3,170	54,076
Total financial assets	497,877	122,577	108,400	71,193	73,659	266,162	419,800	214,443	179,879	1,953,990
Other non-financial assets	5,651	666	1,765	190	2,550	1,976	2,422	8,615	28,706	52,541
Total assets	$503,528	$123,243	$110,165	$71,383	$76,209	$268,138	$422,222	$223,058	$208,585	$2,006,531
Liabilities and equity
Deposits (4)
Unsecured borrowing	$109,666	$59,128	$62,531	$76,957	$66,846	$59,845	$77,782	$27,314	$588,165	$1,128,234
Secured borrowing	4,992	6,044	7,337	4,100	1,489	6,965	13,616	8,706	–	53,249
Covered bonds	–	2,543	–	–	1,687	9,422	31,847	4,705	–	50,204
Other
Acceptances	16,493	5,247	–	–	–	–	5	–	–	21,745
Obligations related to securities sold short	33,651	–	–	–	–	–	–	–	–	33,651
Obligations related to assets sold under repurchase agreements and securities loaned (3)	254,955	37,121	19,509	(6)	(1)	279	–	–	23,381	335,238
Derivatives	9,716	16,359	9,311	6,346	5,974	19,290	32,400	43,233	–	142,629
Other financial liabilities	43,397	5,295	3,028	1,382	1,673	959	2,253	14,402	3,945	76,334
Subordinated debentures	–	–	–	–	–	–	1,937	9,449	–	11,386
Total financial liabilities	472,870	131,737	101,716	88,779	77,668	96,760	159,840	107,809	615,491	1,852,670
Other non-financial liabilities	1,856	6,422	221	216	150	1,048	2,009	17,228	9,564	38,714
Equity	–	–	–	–	–	–	–	–	115,147	115,147
Total liabilities and equity	$474,726	$138,159	$101,937	$88,995	$77,818	$97,808	$161,849	$125,037	$740,202	$2,006,531
Off-balance sheet items
Financial guarantees	$544	$2,013	$3,528	$3,691	$4,716	$784	$7,314	$701	$23	$23,314
Commitments to extend credit	7,086	8,338	14,774	14,447	18,361	58,978	205,504	23,181	5,524	356,193
Other credit-related commitments	14,799	1,173	1,563	1,858	1,659	169	435	49	95,099	116,804
Other commitments	91	10	15	15	15	55	128	178	985	1,492
Total off-balance sheet items	$22,520	$11,534	$19,880	$20,011	$24,751	$59,986	$213,381	$24,109	$101,631	$497,803

(1)	Amounts have been restated from those previously presented as part of the adoption of IFRS 17, effective November 1, 2023. Refer to Note 2 of our Condensed Financial Statements for further details on these changes.
(2)	Trading debt securities classified as FVTPL have been included in the less than 1 month category as there is no expectation to hold these assets to their contractual maturity.
(3)	Open reverse repo and repo contracts, which have no set maturity date and are typically short term, have been included in the with no specific maturity category.
(4)	A major portion of relationship-based deposits are repayable on demand or at short notice on a contractual basis while, in practice, these customer balances form a core base for our operations and liquidity needs, as explained in the preceding Deposit and funding profile section.

Capital management
We continue to manage our capital in accordance with our Capital Management Framework as described in our 2023 Annual Report. In addition, we continue to monitor for new regulatory capital developments, including OSFI guidance, in order to ensure compliance with these requirements as disclosed in the Capital management section in our 2023 Annual Report, as updated below.
OSFI expects Canadian banks to meet the Basel III targets for CET1, Tier 1, and Total capital ratios. Under Basel III, banks select from two main approaches, the Standardized Approach (SA) or the Internal Ratings Based (IRB) Approach, to calculate their minimum regulatory capital required to support credit, market and operational risks.
The Financial Stability Board (FSB) has
re-designated
us as a Global Systemically Important Bank
(G-SIB).
This designation requires us to maintain a higher loss absorbency requirement (common equity as a percentage of RWA) of 1% consistent with the
D-SIB
requirement. In addition to the Basel III targets, OSFI established a Domestic Stability Buffer (DSB) applicable to all Canadian D-SIBs to further ensure the financial stability of the Canadian financial system. The current OSFI requirement for the DSB is set at 3.5% of total RWA.
Under OSFI’s Total Loss Absorbing Capacity (TLAC) guideline, D-SIBs are required to maintain a risk-based TLAC ratio which builds on the risk-based capital ratios described in the CAR guideline, and a TLAC leverage ratio which builds on the leverage ratio described in OSFI’s LR guideline. The TLAC requirement is intended to address the sufficiency of a
D-SIB’s
loss absorbing capacity in supporting its recapitalization in the event of its failure. TLAC is defined as the aggregate of Tier 1 capital, Tier 2 capital and external TLAC instruments, which allow conversion in whole or in part into common shares under the CDIC Act and meet all of the eligibility criteria under the TLAC guideline.

Royal Bank of Canada
  First Quarter 2024

Effective Q2 2023 we implemented OSFI’s first phase of the adoption of the final BCBS Basel III reforms consisting of revised capital, leverage, and disclosure guidelines. The second phase of OSFI’s implementation of the final BCBS Basel III reforms relating to the revised credit valuation adjustment (CVA) and market risk chapters of the CAR guideline came into effect in Q1 2024. The adoption of the revised CVA and market risk rules reflects adoption of a revised SA framework for CVA and a revised SA for market risk, as well as the discontinuation of our existing internal models based approach used for market risk RWA determination. The revised Pillar 3 disclosure requirements effective upon adoption of these revised rules are reflected in our Q1 2024 standalone Pillar 3 Report. In addition, as prescribed by the CAR guidelines, our regulatory capital floor this quarter transitions to a new regulatory capital floor of 67.5% of RWA for fiscal 2024 from 65% of RWA in fiscal 2023. This new regulatory floor will be further transitioned over two years, reflecting a regulatory capital floor requirement of 70% and 72.5% in fiscal 2025 and 2026, respectively.
Our methodology for allocating capital to our business segments is based on the Basel III regulatory capital requirements, with the exception of Insurance. Effective November 1, 2023, our attributed capital methodology incorporates leverage requirements to allocate capital to our business segments. Our insurance platform will continue to be allocated capital based on fully diversified economic capital, similar to past quarters. For further details on changes to our attributed capital methodology, refer to the How we measure and report our business segments section.
For further details, refer to the Capital management section of our 2023 Annual Report.
The following table provides a summary of OSFI’s current regulatory target ratios under Basel III and Pillar 2 requirements. We are in compliance with all current capital, leverage and TLAC requirements imposed by OSFI:

Basel III capital, leverage and TLAC ratios	OSFI regulatory target requirements for large banks under Basel III					RBC capital, leverage and TLAC ratios as at January 31, 2024	Domestic Stability Buffer (3)	Minimum including Capital Buffers, D-SIB/G-SIB surcharge and Domestic Stability Buffer as at January 31, 2024 (4)
	Minimum	Capital Buffers	Minimum including Capital Buffers	D-SIB/G-SIB surcharge (1)	Minimum including Capital Buffers and D-SIB/G-SIB surcharge (1), (2)

Common Equity Tier 1	4.5%	2.6%	7.1%	1.0%	8.1%	14.9%	3.5%	11.6%
Tier 1 capital	6.0%	2.6%	8.6%	1.0%	9.6%	16.3%	3.5%	13.1%
Total capital	8.0%	2.6%	10.6%	1.0%	11.6%	18.1%	3.5%	15.1%
Leverage ratio	3.5%	n.a.	3.5%	n.a.	3.5%	4.4%	n.a.	3.5%
TLAC ratio	21.6%	n.a.	21.6%	n.a.	21.6%	31.4%	3.5%	25.1%
TLAC leverage ratio	7.25%	n.a.	7.25%	n.a.	7.25%	8.5%	n.a.	7.25%

(1)	A capital surcharge, equal to the higher of our D-SIB surcharge and the BCBS’s G-SIB surcharge, is applicable to risk-weighted capital.
(2)	The capital buffers include the capital conservation buffer of 2.5% and the countercyclical capital buffer (CCyB) as prescribed by OSFI. The CCyB, calculated in accordance with OSFI’s CAR guidelines, was 0.06% as at January 31, 2024 (October 31, 2023 – 0.06%; January 31, 2023 – 0.03%).
(3)	The DSB can range from 0% to 4% of total RWA and is currently set at 3.5%.
(4)	Minimum target requirements reflect CCyB requirements as at January 31, 2024 which are subject to change based on exposures held at the reporting date.
n.a.	not applicable

Royal Bank of Canada
  First Quarter 2024   41

The following table provides details on our regulatory capital, TLAC available, RWA, and on ratios for capital, leverage and TLAC. Our capital position remains strong and our capital, leverage and TLAC ratios remain well above OSFI regulatory targets.

	As at
(Millions of Canadian dollars, except percentage amounts and as otherwise noted)	January 31 2024	October 31 2023	January 31 2023
Capital (1), (2)
CET1 capital	$88,106	$86,611	$78,055
Tier 1 capital	96,140	93,904	85,357
Total capital	106,865	104,952	96,438
RWA used in calculation of capital ratios (1), (2)
Credit risk	$474,677	$475,842	$502,807
Market risk	30,980	40,498	32,635
Operational risk	84,600	79,883	78,808
Total RWA	$590,257	$596,223	$614,250
Capital ratios and Leverage ratio (1), (2)
CET1 ratio	14.9%	14.5%	12.7%
Tier 1 capital ratio	16.3%	15.7%	13.9%
Total capital ratio	18.1%	17.6%	15.7%
Leverage ratio	4.4%	4.3%	4.4%
Leverage ratio exposure (billions)	$2,173	$2,180	$1,921
TLAC available and ratios (1), (3)
TLAC available	$185,556	$184,916	$173,179
TLAC ratio	31.4%	31.0%	28.2%
TLAC leverage ratio	8.5%	8.5%	9.0%

(1)	As prior period restatements are not required by OSFI, there was no impact from the adoption of IFRS 17 on regulatory capital, RWA, capital ratios, leverage ratio, TLAC available and TLAC ratios for periods prior to November 1, 2023.
(2)	Capital, RWA, and capital ratios are calculated using OSFI’s CAR guideline and the Leverage ratio is calculated using OSFI’s LR guideline. Both the CAR guideline and LR guideline are based on the Basel III framework. The periods ended January 31, 2024 and October 31, 2023 reflect our adoption of the revised CAR and LR guidelines that came into effect in Q2 2023, as further updated on October 20, 2023 as part of OSFI’s implementation of the Basel III reforms. The period ended January 31, 2024 also reflects our adoption of the revised market risk and CVA frameworks that came into effect on November 1, 2023.
(3)	TLAC available and TLAC ratios are calculated using OSFI’s TLAC guideline. The TLAC standard is applied at the resolution entity level which for us is deemed to be Royal Bank of Canada and its subsidiaries. A resolution entity and its subsidiaries are collectively called a resolution group. The TLAC ratio and TLAC leverage ratio are calculated using the TLAC available as a percentage of total RWA and leverage exposure, respectively.

Royal Bank of Canada
  First Quarter 2024

Q1 2024 vs. Q4 2023

(1)	Represents rounded figures.
(2)	Represents net internal capital generation of $2 billion or 33 bps consisting of Net income available to shareholders excluding the impact of specified items, less common and preferred share dividends and distributions on other equity instruments.
(3)	Excludes specified items for transaction and integration costs relating to the planned acquisition of HSBC Canada and the management of closing capital volatility related to the planned acquisition of HSBC Canada.
(4)	For further details about the Dividend reinvestment plan (DRIP), refer to Note 11 of our Condensed Financial Statements.
(5)	Includes an unfavourable impact from the adoption of IFRS 17 of 13 bps, partially offset by a favourable impact of 11 bps from the second phase of OSFI’s adoption of the Basel III reforms discussed above.
(6)	Includes the impact of specified items noted above.
Our CET1 ratio was 14.9%, up 40 bps from last quarter, mainly reflecting net internal capital generation, the favourable impact of fair value OCI adjustments and share issuances under the DRIP. These factors were partially offset by RWA growth (excluding FX) and the net impact of regulatory updates.
Total RWA decreased by $6 billion, mainly reflecting the impact of foreign exchange translation, the net impact of regulatory updates and reductions relating to credit card securitization. These factors were partially offset by an unfavourable impact of net credit migration and the net impact of business growth mainly driven by operational risk RWA from higher revenues and loan growth in Canadian Banking. Business growth was partly offset by lower market risk driven by a reduction in trading activities. In our CET1 ratio, the impact of foreign exchange translation on RWA is largely mitigated with economic hedges.
Our Tier 1 capital ratio of 16.3% was up 60 bps, mainly reflecting the factors noted above under the CET1 ratio and a favourable impact from the issuance of preferred shares.
Our Total capital ratio of 18.1% was up 50 bps, mainly reflecting the factors noted above under the Tier 1 capital ratio.
Our Leverage ratio of 4.4% was up 10 bps, mainly due to net internal capital generation, and the favourable impacts of fair value OCI adjustments, the issuance of preferred shares and share issuances under the DRIP. These factors were partially offset by business-driven growth in leverage exposures and the impact of the adoption of IFRS 17.
Leverage exposures decreased by $7 billion, primarily due to the impact of foreign exchange translation and reductions relating to credit card securitization, partially offset by business growth mainly in repo-style transactions, wholesale loans and undrawn commitments.
Our TLAC ratio of 31.4% was up 40 bps, reflecting the factors noted above under the Total capital ratio.
Our TLAC leverage ratio of 8.5% was up 6 bps, reflecting the factors noted above under the Leverage ratio.
External TLAC instruments include long-term debt subject to conversion under the
Bail-in
regime. For further details, refer to Deposit and funding profile in the Liquidity and funding risk section.
Selected capital management activity
The following table provides our selected capital management activity:

	For the three months ended January 31, 2024
(Millions of Canadian dollars, except number of shares)	Issuance or redemption date	Number of shares (000s)	Amount
Tier 1 capital
Common shares activity
Issued in connection with share-based compensation plans (1)		400	$38
Issued under the DRIP (2)		6,135	720
Redemption of preferred shares, Series C-2 (3)	November 7, 2023	(15)	(23)
Issuance of preferred shares, Series BU (3), (4)	January 25, 2024	750	750

(1)	Amounts include cash received for stock options exercised during the period and fair value adjustments to stock options.
(2)	During the three months ended January 31, 2024, the requirements of the DRIP were satisfied through shares issued from treasury.
(3)	For further details, refer to Note 11 of our Condensed Financial Statements.
(4)	Non-Viability Contingent Capital (NVCC) instruments.

Royal Bank of Canada
  First Quarter 2024   43

As at January 31, 2024, we did not have an active normal course issuer bid (NCIB).
On November 7, 2023, we redeemed all 15 thousand of our issued and outstanding
Non-Cumulative
First Preferred Shares
Series
C-2
at a redemption price of US$ 1,000 per share. Concurrently, we redeemed all 615 thousand Series
C-2
depositary shares, each of which represents a
one-fortieth
interest in a Series
C-2
share.
On January 25, 2024, we issued 750 thousand
Non-Cumulative
5-Year
Fixed Rate Reset First Preferred Shares Series BU (NVCC) to certain institutional investors at a price of $1,000 per share.
Selected share data
(1)

	As at January 31, 2024
(Millions of Canadian dollars, except number of shares and as otherwise noted)	Number of shares (000s)	Amount	Dividends declared per share
Common shares issued	1,408,908	$20,156	$1.38
Treasury shares – common shares (2)	(651)	(84)
Common shares outstanding	1,408,257	$20,072
Stock options and awards
Outstanding	9,059
Exercisable	4,549
First preferred shares issued
Non-cumulative Series AZ (3), (4)	20,000	$500	$0.23
Non-cumulative Series BB (3), (4)	20,000	500	0.23
Non-cumulative Series BD (3), (4)	24,000	600	0.20
Non-cumulative Series BF (3), (4)	12,000	300	0.19
Non-cumulative Series BH (4)	6,000	150	0.31
Non-cumulative Series BI (4)	6,000	150	0.31
Non-cumulative Series BO (3), (4)	14,000	350	0.30
Non-cumulative Series BT (3), (4), (5)	750	750	4.20%
Non-cumulative Series BU (3), (4), (5)	750	750	7.41%
Other equity instruments issued
Limited recourse capital notes Series 1 (3), (4), (6), (7)	1,750	1,750	4.50%
Limited recourse capital notes Series 2 (3), (4), (6), (7)	1,250	1,250	4.00%
Limited recourse capital notes Series 3 (3), (4), (6), (7)	1,000	1,000	3.65%
Preferred shares and other equity instruments issued	107,500	8,050
Treasury instruments – preferred shares and other equity instruments (2)	(34)	(19)
Preferred shares and other equity instruments outstanding	107,466	$8,031
Dividends on common shares		$1,944
Dividends on preferred shares and distributions on other equity instruments (8)		58

(1)	For further details about our capital management activity, refer to Note 11 of our Condensed Financial Statements.
(2)	Positive amounts represent a short position and negative amounts represent a long position.
(3)	Dividend rate will reset every five years.
(4)	NVCC instruments.
(5)	The dividends declared per share represent the per annum dividend rate applicable to the shares issued as at the reporting date.
(6)	For Limited Recourse Capital Notes (LRCN) Series, the number of shares represent the number of notes issued and the dividends declared per share represent the annual interest rate percentage applicable to the notes issued as at the reporting date.
(7)	In connection with the issuance of LRCN Series 1, on July 28, 2020, we issued $1,750 million of First Preferred Shares Series BQ (Series BQ); in connection with the issuance of LRCN Series 2, on November 2, 2020, we issued $1,250 million of First Preferred Shares Series BR (Series BR); and in connection with the issuance of LRCN Series 3, on June 8, 2021, we issued $1,000 million of First Preferred Shares Series BS (Series BS). The Series BQ, BR and BS preferred shares were issued at a price of $1,000 per share and were issued to a consolidated trust to be held as trust assets in connection with the LRCN structure. For further details, refer to Note 20 of our 2023 Annual Consolidated Financial Statements.
(8)	Excludes distributions to non-controlling interests.
As at February 23, 2024, the number of outstanding common shares was 1,413,885,959, net of treasury shares held of 771,298, and the number of stock options and awards was 9,001,777.
NVCC provisions require the conversion of the capital instrument into a variable number of common shares in the event that
OSFI
deems a bank to be
non-viable
or a federal or provincial government in Canada publicly announces that a bank has accepted or agreed to accept a capital injection. If a NVCC trigger event were to occur, our NVCC capital instruments as at January 31, 2024, which were the preferred shares Series AZ, BB, BD, BF, BH, BI, BO, BT, BU, LRCN Series 1, LRCN Series 2, LRCN Series 3 and subordinated debentures due on January 27, 2026, July 25, 2029, December 23, 2029, June 30, 2030, January 28, 2033, November 3, 2031, May 3, 2032, and February 1, 2033 would be converted into common shares pursuant to an automatic conversion formula with a conversion price based on the greater of: (i) a contractual floor price of $5.00, and (ii) the current market price of our common shares at the time of the trigger event
(10-day
weighted average). Based on a floor price of $5.00 and including an estimate for accrued dividends and interest, these NVCC capital instruments would convert into a maximum of 5,149 million common shares, in aggregate, which would represent a dilution impact of 78.52% based on the number of common shares outstanding as at January 31, 2024.

Royal Bank of Canada
  First Quarter 2024

Global systemically important banks
(G-SIBs)
13 assessment indicators
(1)

The BCBS and FSB use 13 indicators in the assessment methodology for determining the systemic importance of large global banks. As noted previously, we are designated as a
G-SIB.
The following table provides the 13 indicators used in the
G-SIB
assessment methodology:

(Millions of Canadian dollars)	October 31 2023	October 31 2022
Cross-jurisdictional activity (2)
Cross-jurisdictional claims	$1,095,074	$1,046,441
Cross-jurisdictional liabilities	822,122	819,735
Size (3)
Total exposures as defined for use in the Basel III leverage ratio	2,205,597	2,107,274
Interconnectedness (4)
Intra-financial system assets	178,747	185,901
Intra-financial system liabilities	154,580	182,473
Securities outstanding	453,282	470,005
Substitutability/financial institution infrastructure (5)
Payment activity	48,548,510	50,504,158
Assets under custody	3,903,071	4,214,247
Underwritten transactions in debt and equity markets	217,449	224,039
Trading volume
Fixed income	8,692,240	7,484,605
Equities and other securities	5,488,456	5,086,612
Complexity (6)
Notional amount of over-the-counter derivatives	26,584,099	25,226,394
Trading and investment securities	79,676	71,774
Level 3 assets	5,190	4,552

(1)	The
G-SIBs
indicators are prepared based on the methodology prescribed in BCBS updated guidelines published in July 2018, and are disclosed in accordance with OSFI’s Global Systemically Important Banks – Public Disclosure Requirements Advisory. The indicators are based on the regulatory scope of consolidation, which excludes RBC Insurance subsidiaries, unless otherwise specified by the assessment methodology. For our 2023 standalone
G-SIB
disclosure, please refer to our Regulatory Disclosures at rbc.com/investorrelations.
(2)	Represents a bank’s level of interaction outside its domestic jurisdiction.
(3)	Represents the total on- and off- balance sheet exposures of the bank, as determined by leverage ratio rules, which reflect OSFI’s implementation of the final Basel III reforms, prior to regulatory adjustments.
(4)	Represents transactions with other financial institutions.
(5)	Represents the extent to which the bank’s services could be substituted by other institutions.
(6)	Includes the level of complexity and volume of a bank’s trading activities represented through derivatives, trading securities, investment securities and level 3 assets.
2023 vs. 2022
During 2023, notional amounts of over-the-counter derivatives increased primarily due to higher trading activity in interest rate and foreign exchange contracts. Assets under custody decreased primarily due to the impact of the partial sale of RBC Investor Services operations in the third quarter of 2023. The increase in total exposures as defined for use in the Basel III leverage ratio was mainly driven by business growth primarily in securities, personal and commercial lending in Canada, repo-style transactions, and undrawn commitments, partially offset by lower interest-bearing deposits with banks and cash. The impact of foreign exchange translation also contributed to the increase in total exposures. These factors were partially offset by the impact of the partial sale of RBC Investor Services operations. Other movements from the prior year primarily reflect normal changes in business activity.

Royal Bank of Canada
  First Quarter 2024   45

Accounting and control matters

Summary of accounting policies and estimates
Our Condensed Financial Statements are presented in compliance with International Accounting Standard 34
Interim Financial Reporting
. Our significant accounting policies are described in Note 2 of our audited 2023 Annual Consolidated Financial Statements and Note 2 of our Condensed Financial Statements.

Changes in accounting policies and disclosures
Changes in accounting policies
During the first quarter of 2024, we adopted IFRS 17
Insurance Contracts
(IFRS 17), replacing IFRS 4
Insurance Contracts
(IFRS 4). Our updated critical accounting policies and estimates for insurance and reinsurance contracts are described below. We have applied IFRS 17 retrospectively and restated comparative period results beginning November 1, 2022. Adjustments to the carrying amounts of insurance and reinsurance contracts at the transition date of November 1, 2022 were recognized in Retained earnings. The comparative period information for insurance and reinsurance contracts prior to November 1, 2022 is presented in accordance with our previous accounting policies.
As permitted by the transition provisions of IFRS 17, we reclassified certain financial assets between fair value classification categories at the date of initial application of IFRS 17. The reclassifications resulted in no adjustments to the carrying amounts of financial assets as at November 1, 2023. Retained earnings and Other components of equity as at November 1, 2023 were adjusted as a result with no net impact to total equity. As permitted, we elected not to restate comparative period results for these changes and accordingly, comparative period information for the impacted financial assets prior to November 1, 2023 is presented in accordance with our previous classifications.
Refer to Note 2 of our Condensed Financial Statements for details of these changes.
Insurance and reinsurance contracts
For insurance and reinsurance contracts measured using the general measurement method or variable fee approach, the carrying amount of a group of contracts is measured as the sum of the fulfilment cash flows and CSM. The fulfilment cash flows consist of the present value of future cash flows and a risk adjustment for non-financial
risk, discounted using the current rates as at the reporting date determined using the discount rate methodologies below. The estimates of future cash flows consider probability-weighted scenarios and include all future cash flows that are within the contract boundary. The risk adjustment for non-financial
risk is estimated using the margin approach and represents the compensation that we require for bearing the uncertainty about the amount and timing of cash flows that arise from non-financial
risk as the insurance contract is fulfilled. The measurement of the group of contracts requires the use of judgment in setting methodologies and assumptions for mortality, morbidity, policy lapses and other policyholder behaviour, discount rates, policy dividends, and directly attributable expenses including acquisition expenses allocated using a systematic and rational method. Changes to the underlying assumptions and estimates may have a significant effect on Non-interest income – Insurance service result and Insurance investment result.
Discount rates used reflect the time value of money and are based on the characteristics of the insurance and reinsurance contracts. Cash flows that vary based on the returns on underlying items are discounted at rates reflecting that variability. For cash flows that do not vary based on the returns on underlying items, we predominantly apply the top-down
approach in determining discount rates. Under this approach, the discount rates for the observable periods are determined using yield curves implied from a reference portfolio of assets adjusted to eliminate factors (market and credit risk of the financial assets) that are not relevant to the insurance contracts. For unobservable periods, the discount rates are interpolated using the last observable point and the ultimate discount rate that is composed of a risk-free rate and illiquidity premium. For a selected portfolio, the bottom-up
approach is applied in determining the discount rate, which uses a risk-free rate plus an illiquidity premium to reflect the characteristics of the contracts. Management judgment is required in estimating the market and credit risk factors and illiquidity premiums in determining the discount rates.
For insurance contracts, the CSM represents the unearned profit (net inflows) for providing insurance coverage. For reinsurance contracts held, the CSM represents the net cost or net gain of purchasing reinsurance. The CSM for insurance and reinsurance contacts are released into income based on coverage units, which represent the quantity of service (insurance coverage as well as investment-return and investment-related services) provided by a group of contracts and are determined by considering the quantity of benefits provided under each contract and the expected coverage duration.
Refer to Note 2 of our Condensed Financial Statements for further information.

Controls and procedures
Disclosure controls and procedures
As of January 31, 2024, management evaluated, under the supervision of and with the participation of the President and Chief Executive Officer and the Chief Financial Officer, the effectiveness of our disclosure controls and procedures as defined under rules adopted by the Canadian securities regulatory authorities and the U.S. SEC. Based on that evaluation, the President and Chief Executive Officer and the Chief Financial Officer concluded that our disclosure controls and procedures were effective as of January 31, 2024.

Royal Bank of Canada
  First Quarter 2024

Internal control over financial reporting
No changes were made in our internal control over financial reporting during the quarter ended January 31, 2024 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting. On November 1, 2023, we adopted IFRS 17 and have updated and modified certain internal controls over financial reporting as a result of the new accounting standard.

Related party transactions
In the ordinary course of business, we provide normal banking services and operational services, and enter into other transactions with associated and other related corporations, including our joint venture entities, on terms similar to those offered to non-related
parties. We grant loans to directors, officers and other employees at rates normally accorded to preferred clients. In addition, we offer deferred share and other plans to non-employee
directors, executives and certain other key employees. For further information, refer to Notes 12 and 26 of our audited 2023 Annual Consolidated Financial Statements.

Royal Bank of Canada
  First Quarter 2024   47

Glossary

Acceptances
A bill of exchange or negotiable instrument drawn by the borrower for payment at maturity and accepted by a bank. The acceptance constitutes a guarantee of payment by the bank and can be traded in the money market. The bank earns a “stamping fee” for providing this guarantee.
Allowance for credit losses (ACL)
The amount deemed adequate by management to absorb expected credit losses as at the balance sheet date. The allowance is established for all financial assets subject to impairment assessment, including certain loans, debt securities, customers’ liability under acceptances, financial guarantees, and undrawn loan commitments. The allowance is changed by the amount of provision for credit losses recorded, which is charged to income, and decreased by the amount of write-offs net of recoveries in the period.
ACL on loans ratio
ACL on loans ratio is calculated as ACL on loans as a percentage of total loans and acceptances.
Asset-backed securities (ABS)
Securities created through the securitization of a pool of assets, for example auto loans or credit card loans.
Assets under administration (AUA)
Assets administered by us, which are beneficially owned by clients, unless otherwise noted. Services provided in respect of assets under administration are of an administrative nature, including safekeeping, collecting investment income, settling purchase and sale transactions, and record keeping.
Assets under management (AUM)
Assets managed by us, which are beneficially owned by clients, unless otherwise noted. Services provided in respect of assets under management include the selection of investments and the provision of investment advice. We have assets under management that are also administered by us and included in assets under administration.
Attributed capital
Attributed capital to our business segments is based on the Basel III regulatory capital and leverage requirements other than for our insurance segment for which we attribute capital based only on economic capital.
Auction rate securities (ARS)
Debt securities whose interest rates are regularly reset through an auction process.
Average earning assets, net
Average earning assets include interest-bearing deposits with other banks, securities, net of applicable allowance, assets purchased under reverse repurchase agreements and securities borrowed, loans, net of allowance, cash collateral and margin deposits. Insurance assets, and all other assets not specified are excluded. The averages are based on the daily balances for the period.
Basis point (bp)
One
one-hundredth
of a percentage point (.01%).
Collateral
Assets pledged as security for a loan or other obligation. Collateral can take many forms, such as cash, highly rated securities, property, inventory, equipment and receivables.
Collateralized debt obligation (CDO)
Securities with multiple tranches that are issued by structured entities and collateralized by debt obligations including bonds and loans. Each tranche offers a varying degree of risk and return so as to meet investor demand.
Commercial mortgage-backed securities (CMBS)
Securities created through the securitization of commercial mortgages.
Commitments to extend credit
Unutilized amount of credit facilities available to clients either in the form of loans, bankers’ acceptances and other on-balance
sheet financing, or through
off-balance
sheet products such as guarantees and letters of credit.
Common Equity Tier 1 (CET1) capital
A regulatory Basel III capital measure comprised mainly of common shareholders’ equity less regulatory deductions and adjustments for goodwill and intangibles, defined benefit pension fund assets, shortfall in allowances and other specified items. Refer to our Capital Management section of our Annual Report for further details.
Common Equity Tier 1 capital ratio
A risk-based capital measure calculated as CET1 capital divided by risk-weighted assets.
Contractual service margin (CSM)
For insurance contracts, the CSM represents the unearned profit (net inflows) for providing insurance coverage. For reinsurance contracts held, the CSM represents the net cost or net gain of purchasing reinsurance.
Covered bonds
Full recourse
on-balance
sheet obligations issued by banks and credit institutions that are fully collateralized by assets over which investors enjoy a priority claim in the event of an issuer’s insolvency.
Credit default swaps (CDS)
A derivative contract that provides the purchaser with a
one-time
payment should the referenced entity/entities default (or a similar triggering event occur).
Derivative
A contract between two parties, which requires little or no initial investment and where payments between the parties are dependent upon the movements in price of an underlying instrument, index or financial rate. Examples of derivatives include swaps, options, forward rate agreements and futures. The notional amount of the derivative is the contract amount used as a reference point to calculate the payments to be exchanged between the two parties, and the notional amount itself is generally not exchanged by the parties.
Dividend payout ratio
Common dividends as a percentage of net income available to common shareholders.
Dividend yield
Dividends per common share divided by the average of the high and low share price in the relevant period.
Earnings per share (EPS), basic
Calculated as net income available to common shareholders divided by the average number of shares outstanding.
Earnings per share (EPS), diluted
Calculated as net income available to common shareholders divided by the average number of shares outstanding adjusted for the dilutive effects of stock options and other convertible securities.
Efficiency ratio
Non-interest
expense as a percentage of total revenue.
Expected credit losses
The difference between the contractual cash flows due to us in accordance with the relevant contractual terms and the cash flows that we expect to receive, discounted to the balance sheet date.
Fair value
Fair value of a financial instrument is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.
Funding valuation adjustment
Funding valuation adjustments are calculated to incorporate cost and benefit of funding in the valuation of uncollateralized and under-collateralized OTC derivatives. Future expected cash flows of these derivatives are discounted to reflect the cost and benefit of funding the derivatives by using a funding curve, implied volatilities and correlations as inputs.
Guarantees and standby letters of credit
These primarily represent irrevocable assurances that a bank will make payments in the event that its client cannot meet its financial obligations to third parties. Certain other guarantees, such as bid and performance bonds, represent non-financial
undertakings.
Hedge
A risk management technique used to mitigate exposure from market, interest rate or foreign currency exchange risk arising from normal banking operations. The elimination or reduction of such exposure is accomplished by establishing offsetting positions. For example, assets denominated in foreign currencies can be offset with liabilities in the same currencies or through the use of foreign exchange hedging instruments such as futures, options or foreign exchange contracts.
Hedge funds
A type of investment fund, marketed to accredited high net worth investors, that is subject to limited regulation and restrictions on its investments compared to retail mutual funds, and that often utilize aggressive strategies such as selling short, leverage, program trading, swaps, arbitrage and derivatives.
High-quality liquid assets (HQLA)
HQLA are cash or assets that can be converted into cash quickly through sales (or by being pledged as collateral) with no significant loss of value.
Impaired loans
Loans are classified as impaired when there has been a deterioration of credit quality to the extent that management no longer has reasonable assurance of timely collection of the full amount of principal and interest in accordance with the contractual terms of the loan agreement. Credit card balances are not classified as impaired as they are directly written off after payments are 180 days past due.

Royal Bank of Canada
  First Quarter 2024

Insurance contracts
Contracts under which we accept significant insurance risk from a policyholder by agreeing to compensate the policyholder if a specified uncertain future event adversely affects the policyholder. Insurance contracts also include reinsurance contracts issued by us to compensate another company for claims arising from underlying insurance contracts issued by that other company.
Insurance investment result
Calculated as Net investment income from the Insurance segment, Insurance finance income (expense) from insurance contracts and Reinsurance finance income (expense) from reinsurance contracts held.
Insurance service result
Calculated as Insurance revenue less Insurance service expense from insurance contracts and Net income (expense) from reinsurance contracts held.
International Financial Reporting Standards (IFRS)
IFRS are principles-based standards, interpretations and the framework adopted by the International Accounting Standards Board.
Leverage ratio
A Basel III regulatory measure, the ratio divides Tier 1 capital by the sum of total assets plus specified off-balance
sheet items. The leverage ratio is a
non-risk
based measure.
Liquidity Coverage Ratio (LCR)
The Liquidity Coverage Ratio is a Basel III metric designed to ensure banks hold a sufficient reserve of high-quality liquidity assets (HQLA) to allow them to service a period of significant liquidity stress lasting 30 calendar days.
Loan-to-value
(LTV) ratio
Calculated based on the total facility amount for the residential mortgage and RBC Homeline Plan product divided by the value of the related residential property.
Master netting agreement
An agreement between us and a counterparty designed to reduce the credit risk of multiple derivative transactions through the creation of a legal right of offset of exposure in the event of a default.
Net interest income
The difference between what is earned on assets such as loans and securities and what is paid on liabilities such as deposits and subordinated debentures.
Net interest margin (NIM) on average earning assets, net
Calculated as net interest income divided by average earning assets, net.
Net Stable Funding Ratio (NSFR)
The Net Stable Funding Ratio is a Basel III metric defined as the amount of available stable funding (ASF) relative to the amount of requested stable funding (RSF). The ratio should be at least equal to 100% on an ongoing basis.
Normal course issuer bid (NCIB)
A program for the repurchase of our own shares for cancellation through a stock exchange that is subject to the various rules of the relevant stock exchange and securities commission.
Notional amount
The contract amount used as a reference point to calculate payments for derivatives.
Off-balance
sheet financial instruments
A variety of arrangements offered to clients, which include credit derivatives, written put options, backstop liquidity facilities, stable value products, financial standby letters of credit, performance guarantees, credit enhancements, mortgage loans sold with recourse, commitments to extend credit, securities lending, documentary and commercial letters of credit, sponsor member guarantees, securities lending indemnifications and indemnifications.
Office of the Superintendent of Financial Institutions Canada (OSFI)
The primary regulator of federally chartered financial institutions and federally administered pension plans in Canada. OSFI’s mission is to safeguard policyholders, depositors and pension plan members from undue loss.
Operating leverage
The difference between our revenue growth rate and
non-interest
expense growth rate.
Options
A contract or a provision of a contract that gives one party (the option holder) the right, but not the obligation, to perform a specified transaction with another party (the option issuer or option writer) according to specified terms.
Provision for credit losses (PCL)
The amount charged to income necessary to bring the allowance for credit losses to a level determined appropriate by management. This includes provisions on performing and impaired financial assets.
PCL on loans ratio
PCL on loans ratio is calculated using PCL on loans as a percentage of average net loans and acceptances.
RBC Homeline Plan products
This is comprised of residential mortgages and secured personal loans whereby the borrower pledges real estate as collateral.
Reinsurance contracts held
Contracts under which we transfer significant insurance risk to a reinsurer that compensates us for claims relating to underlying insurance contracts issued by us and are accounted for separately from the underlying insurance contracts to which they relate.
Repurchase agreements
These involve the sale of securities for cash and the simultaneous repurchase of the securities for value at a later date. These transactions normally do not constitute economic sales and therefore are treated as collateralized financing transactions.
Return on common equity (ROE)
Net income available to common shareholders, expressed as a percentage of average common equity.
Reverse repurchase agreements
These involve the purchase of securities for cash and the simultaneous sale of the securities for value at a later date. These transactions normally do not constitute economic sales and therefore are treated as collateralized financing transactions.
Risk-weighted assets (RWA)
Assets adjusted by a regulatory risk-weight factor to reflect the riskiness of on and off-balance
sheet exposures. Certain assets are not risk-weighted, but deducted from capital. The calculation is defined by OSFI’s Capital Adequacy Requirements guidelines. For more details, refer to the Capital management section.
Securities lending
Transactions in which the owner of securities agrees to lend it under the terms of a prearranged contract to a borrower for a fee. Collateral for the loan consists of either high quality securities or cash and collateral value must be at least equal to the market value of the loaned securities. Borrowers pay a negotiated fee for loans collateralized by securities, whereas for cash collateral lenders pay borrowers interest at a negotiated rate and reinvest the cash collateral to earn a return. An intermediary such as a bank often acts as agent lender for the owner of the security in return for a share of the revenue earned by the owner from lending securities. Most often, agent lenders indemnify the owner against the risk of the borrower’s failure to redeliver the loaned securities – counterparty credit risk if a borrower defaults and market risk if the value of the non-cash
collateral declines. The agent lender does not indemnify against the investment risk of re-investing
cash collateral which is borne by the owner.
Securities sold short
A transaction in which the seller sells securities and then borrows the securities in order to deliver them to the purchaser upon settlement. At a later date, the seller buys identical securities in the market to replace the borrowed securities.
Securitization
The process by which various financial assets are packaged into newly issued securities backed by these assets.
Standardized Approach (SA) for credit risk
Risk weights prescribed by OSFI are used to calculate RWA for the credit risk exposures. Credit assessments by OSFI-recognized external credit rating agencies of Standard & Poor’s Financial Services LLP; Moody’s Investor Service, Inc.; Fitch Ratings, Inc.; and DBRS Limited are used to risk-weight our Sovereign and Bank exposures based on the standards and guidelines issued by OSFI. For our Business and Retail exposures, we use the standard risk weights prescribed by OSFI.
Structured entities
A structured entity is an entity in which voting or similar rights are not the dominant factor in deciding who controls the entity, such as when the activities that significantly affect the entity’s returns are directed by means of contractual arrangements. Structured entities often have restricted activities, narrow and well defined objectives, insufficient equity to finance their activities, and financing in the form of multiple contractually-linked instruments.
Taxable equivalent basis (teb)
Income from certain specified tax advantaged sources (eligible Canadian taxable corporate dividends) is increased to a level that would make it comparable to income from taxable sources. There is an offsetting adjustment in the tax provision, thereby generating the same after-tax
net income.
Tier 1 capital
Tier 1 capital comprises predominantly of CET1 capital, with additional Tier 1 items such as preferred shares, limited recourse capital notes and non-controlling
interests in subsidiaries Tier 1 instruments.

Royal Bank of Canada
  First Quarter 2024   49

Tier 2 capital
Tier 2 capital consists mainly of subordinated debentures that meet certain criteria, certain loan loss allowances and non-controlling
interests in subsidiaries’ Tier 2 instruments.
Total loss absorbing capacity (TLAC)
The aggregate of Tier 1 capital, Tier 2 capital, and external TLAC instruments which allow conversion in whole or in part into common shares under the Canada Deposit Insurance Corporation Act and meet all of the eligibility criteria under the guideline.
TLAC ratio
The risk-based TLAC ratio is defined as TLAC divided by total risk-weighted assets.
TLAC leverage ratio
The TLAC leverage ratio is defined as TLAC divided by the Leverage ratio exposure.
Total capital and total capital ratio
Total capital is defined as the total of Tier 1 and Tier 2 capital. The total capital ratio is calculated by dividing total capital by risk-weighted assets.
Tranche
A security class created whereby the risks and returns associated with a pool of assets are packaged into several classes of securities offering different risk and return profiles from those of the underlying asset pool. Tranches are typically rated by ratings agencies, and reflect both the credit quality of underlying collateral as well as the level of protection based on the tranches’ relative subordination.
Unattributed capital
Unattributed capital represents common equity in excess of common equity attributed to our business segments and is reported in the Corporate Support segment.
Value-at-Risk
(VaR)
A generally accepted risk-measurement concept that uses statistical models based on historical information to estimate within a given level of confidence the maximum loss in market value we would experience in our financial portfolio from an adverse one-day
movement in market rates and prices.

Royal Bank of Canada
  First Quarter 2024

Enhanced Disclosure Task Force recommendations index
We aim to present transparent, high-quality risk disclosures by providing disclosures in our 2023 Annual Report, Q1 2024 Report to Shareholders (RTS), Supplementary Financial Information package (SFI), and Pillar 3 Report, in accordance with recommendations from the FSB’s Enhanced Disclosure Task Force (EDTF). Information within the SFI and Pillar 3 Report is not and should not be considered incorporated by reference into our Q1 2024 Report to Shareholders.
The following index summarizes our disclosure by EDTF recommendation:

			Location of disclosure
Type of Risk	Recommendation	Disclosure	RTS page	Annual Report page	SFI page
General	1	Table of contents for EDTF risk disclosure	50	132	1
	2	Define risk terminology and measures		65-70, 130-131	–
	3	Top and emerging risks		63-65	–
	4	New regulatory ratios	39-42	109-114	–
Risk governance, risk management and business model	5	Risk management organization		65-70	–
	6	Risk culture		65-70	–
	7	Risk in the context of our business activities		117	–
	8	Stress testing		68-69, 81	–
Capital adequacy and risk-weighted assets (RWA)	9	Minimum Basel III capital ratios and Domestic systemically important bank surcharge	40	109-114	–
	10	Composition of capital and reconciliation of the accounting balance sheet to the regulatory balance sheet		–	*
	11	Flow statement of the movements in regulatory capital		–	19
	12	Capital strategic planning		109-114	–
	13	RWA by business segments		–	20
	14	Analysis of capital requirement, and related measurement model information		71-74	*
	15	RWA credit risk and related risk measurements		–	*
	16	Movement of RWA by risk type		–	20
	17	Basel back-testing		68, 71-73	31
Liquidity	18	Quantitative and qualitative analysis of our liquidity reserve	31-32	88-89, 94-95	–
Funding	19	Encumbered and unencumbered assets by balance sheet category, and contractual obligations for rating downgrades	32, 34	90, 93	–
	20	Maturity analysis of consolidated total assets, liabilities and off-balance sheet commitments analyzed by remaining contractual maturity at the balance sheet date	38-39	97-98	–
	21	Sources of funding and funding strategy	32-34	90-92	–
Market risk	22	Relationship between the market risk measures for trading and non-trading portfolios and the balance sheet	29-30	85-86	–
	23	Decomposition of market risk factors	27-28	81-86	–
	24	Market risk validation and back-testing		81	–
	25	Primary risk management techniques beyond reported risk measures and parameters		81-84	–
Credit risk	26	Bank’s credit risk profile	23-26	71-81, 178-185	21-31,*
		Quantitative summary of aggregate credit risk exposures that reconciles to the balance sheet	66-70	124-129	*
	27	Policies for identifying impaired loans		73-75, 119, 149-151	–
	28	Reconciliation of the opening and closing balances of impaired loans and impairment allowances during the year		–	23, 28
	29	Quantification of gross notional exposure for over-the-counter derivatives or exchange-traded derivatives		76	32
	30	Credit risk mitigation, including collateral held for all sources of credit risk		74-75	*
Other	31	Other risk types		100-109	–
	32	Publicly known risk events		104-105, 223-224	–

*	These disclosure requirements are satisfied or partially satisfied by disclosures provided in our Pillar 3 Report for the quarter ended January 31, 2024 and for the year ended October 31, 2023.

Royal Bank of Canada
  First Quarter 2024   51

Interim Condensed Consolidated Financial Statements (unaudited)

Interim Condensed Consolidated Balance Sheets (unaudited)

	As at
(Millions of Canadian dollars)	January 31 2024	October 31 2023 (Restated – Note 2)

Assets
Cash and due from banks	$74,347	$61,989

Interest-bearing deposits with banks	61,080	71,086

Securities
Trading	193,597	190,151
Investment, net of applicable allowance (Note 4)	212,216	219,579
	405,813	409,730

Assets purchased under reverse repurchase agreements and securities borrowed	347,871	340,191

Loans (Note 5)
Retail	569,894	569,951
Wholesale	293,721	287,826
	863,615	857,777
Allowance for loan losses (Note 5)	(5,299)	(5,004)
	858,316	852,773
Other
Customers’ liability under acceptances	16,793	21,695
Derivatives	105,038	142,450
Premises and equipment	6,633	6,749
Goodwill	12,430	12,594
Other intangibles	5,790	5,903
Other assets	80,294	81,371
	226,978	270,762
Total assets	$1,974,405	$2,006,531

Liabilities and equity
Deposits (Note 7)
Personal	$452,189	$441,946
Business and government	743,772	745,075
Bank	45,207	44,666
	1,241,168	1,231,687
Other
Acceptances	16,836	21,745
Obligations related to securities sold short	35,012	33,651
Obligations related to assets sold under repurchase agreements and securities loaned	334,490	335,238
Derivatives	106,974	142,629
Insurance contract liabilities (Note 8)	21,342	19,026
Other liabilities	90,570	96,022
	605,224	648,311

Subordinated debentures (Note 1 1 )	11,525	11,386
Total liabilities	1,857,917	1,891,384

Equity attributable to shareholders
Preferred shares and other equity instruments	8,031	7,314
Common shares (Note 1 1 )	20,072	19,167
Retained earnings	82,049	81,715
Other components of equity	6,239	6,852
	116,391	115,048
Non-controlling interests	97	99
Total equity	116,488	115,147
Total liabilities and equity	$1,974,405	$2,006,531
The accompanying notes are an integral part of these Interim Condensed Consolidated Financial Statements.

Royal Bank of Canada
  First Quarter 2024

Interim Condensed Consolidated Statements of Income (unaudited)

	For the three months ended
(Millions of Canadian dollars, except per share amounts)	January 31 2024	January 31 2023 (Restated – Note 2)

Interest and dividend income (Note 3)
Loans	$12,269	$9,997
Securities	4,554	3,003
Assets purchased under reverse repurchase agreements and securities borrowed	7,221	4,766
Deposits and other	1,565	1,571
	25,609	19,337

Interest expense (Note 3)
Deposits and other	11,305	7,772
Other liabilities	7,786	5,225
Subordinated debentures	186	138
	19,277	13,135
Net interest income	6,332	6,202

Non-interest income
Insurance service result (Note 8)	187	192
Insurance investment result (Note 8)	141	(73)
Trading revenue	804	1,069
Investment management and custodial fees	2,185	2,056
Mutual fund revenue	1,030	1,015
Securities brokerage commissions	388	361
Service charges	554	511
Underwriting and other advisory fees	606	512
Foreign exchange revenue, other than trading	262	433
Card service revenue	326	325
Credit fees	395	379
Net gains on investment securities	70	53
Share of profit in joint ventures and associates	12	29
Other	193	293
	7,153	7,155
Total revenue	13,485	13,357

Provision for credit losses (Notes 4 and 5)	813	532

Non-interest expense
Human resources (Note 9)	5,163	4,850
Equipment	619	569
Occupancy	407	404
Communications	321	278
Professional fees	624	382
Amortization of other intangibles	352	362
Other	838	744
	8,324	7,589
Income before income taxes	4,348	5,236
Income taxes	766	2,103
Net income	$3,582	$3,133

Net income attributable to:
Shareholders	$3,580	$3,131
Non-controlling interests	2	2
	$3,582	$3,133
Basic earnings per share (in dollars) (Note 1 2 )	$2.50	$2.23
Diluted earnings per share (in dollars) (Note 1 2 )	2.50	2.23
Dividends per common share (in dollars)	1.38	1.32
The accompanying notes are an integral part of these Interim Condensed Consolidated Financial Statements.

Royal Bank of Canada
  First Quarter 2024   53

Interim Condensed Consolidated Statements of Comprehensive Income (unaudited)

	For the three months ended
(Millions of Canadian dollars)	January 31 2024	January 31 2023 (Restated – Note 2)
Net income	$3,582	$3,133
Other comprehensive income (loss), net of taxes
Items that will be reclassified subsequently to income:
Net change in unrealized gains (losses) on debt securities and loans at fair value through other comprehensive income
Net unrealized gains (losses) on debt securities and loans at fair value through other comprehensive income	788	632
Reclassification of net losses (gains) on debt securities and loans at fair value through other comprehensive income to income	(49)	(32)
	739	600
Foreign currency translation adjustments
Unrealized foreign currency translation gains (losses)	(2,151)	(955)
Net foreign currency translation gains (losses) from hedging activities	922	64
Reclassification of losses (gains) on net investment hedging activities to income	1	–
	(1,228)	(891)
Net change in cash flow hedges
Net gains (losses) on derivatives designated as cash flow hedges	(602)	(398)
Reclassification of losses (gains) on derivatives designated as cash flow hedges to income	(181)	2
	(783)	(396)
Items that will not be reclassified subsequently to income:
Remeasurement gains (losses) on employee benefit plans (Note 9)	42	(230)
Net gains (losses) from fair value changes due to credit risk on financial liabilities designated at fair value through profit or loss	(701)	(796)
Net gains (losses) on equity securities designated at fair value through other comprehensive income	55	10
	(604)	(1,016)
Total other comprehensive income (loss), net of taxes	(1,876)	(1,703)
Total comprehensive income (loss)	$1,706	$1,430
Total comprehensive income attributable to:
Shareholders	$1,707	$1,431
Non-controlling interests	(1)	(1)
	$1,706	$1,430
The income tax effect on the Interim Condensed Consolidated Statements of Comprehensive Income is shown in the table below.

	For the three months ended
(Millions of Canadian dollars)	January 31 2024	January 31 2023
Income taxes on other comprehensive income
Net unrealized gains (losses) on debt securities and loans at fair value through other comprehensive income	$303	$171
Reclassification of net losses (gains) on debt securities and loans at fair value through other comprehensive income to income	(16)	(9)
Unrealized foreign currency translation gains (losses)	(17)	–
Net foreign currency translation gains (losses) from hedging activities	340	162
Net gains (losses) on derivatives designated as cash flow hedges	(262)	(64)
Reclassification of losses (gains) on derivatives designated as cash flow hedges to income	(68)	1
Remeasurement gains (losses) on employee benefit plans	22	(23)
Net gains (losses) from fair value changes due to credit risk on financial liabilities designated at fair value through profit or loss	(271)	(306)
Net gains (losses) on equity securities designated at fair value through other comprehensive income	20	12
Total income tax expenses (recoveries)	$51	$(56)
The accompanying notes are an integral part of these Interim Condensed Consolidated Financial Statements.

Royal Bank of Canada
  First Quarter 2024

Interim Condensed Consolidated Statements of Changes in Equity (unaudited)

	For the three months ended January 31, 2024
						Other components of equity
(Millions of Canadian dollars)	Preferred shares and other equity instruments	Common shares	Treasury – preferred shares and other equity instruments	Treasury – common shares	Retained earnings	FVOCI securities and loans	Foreign currency translation	Cash flow hedges	Total other components of equity	Equity attributable to shareholders	Non-controlling interests	Total equity
Restated balance at beginning of period	$7,323	$19,398	$(9)	$(231)	$81,715	$(2,516)	$6,612	$2,756	$6,852	$115,048	$99	$115,147
Transition adjustment (Note 2)	–	–	–	–	(656)	656	–	–	656	–	–	–
Restated balance at beginning of period	$7,323	$19,398	$(9)	$(231)	$81,059	$(1,860)	$6,612	$2,756	$7,508	$115,048	$99	$115,147
Changes in equity
Issues of share capital and other equity instruments	750	758	–	–	(6)	–	–	–	–	1,502	–	1,502
Redemption of preferred shares and other equity instruments	(23)	–	–	–	2	–	–	–	–	(21)	–	(21)
Sales of treasury shares and other equity instruments	–	–	113	1,227	–	–	–	–	–	1,340	–	1,340
Purchases of treasury shares and other equity instruments	–	–	(123)	(1,080)	–	–	–	–	–	(1,203)	–	(1,203)
Share-based compensation awards	–	–	–	–	8	–	–	–	–	8	–	8
Dividends on common shares	–	–	–	–	(1,944)	–	–	–	–	(1,944)	–	(1,944)
Dividends on preferred shares and distributions on other equity instruments	–	–	–	–	(58)	–	–	–	–	(58)	(1)	(59)
Other	–	–	–	–	12	–	–	–	–	12	–	12
Net income	–	–	–	–	3,580	–	–	–	–	3,580	2	3,582
Total other comprehensive income (loss), net of taxes	–	–	–	–	(604)	739	(1,225)	(783)	(1,269)	(1,873)	(3)	(1,876)
Balance at end of period	$8,050	$20,156	$(19)	$(84)	$82,049	$(1,121)	$5,387	$1,973	$6,239	$116,391	$97	$116,488

	For the three months ended January 31, 2023 (Restated – Note 2)
						Other components of equity
(Millions of Canadian dollars)	Preferred shares and other equity instruments	Common shares	Treasury – preferred shares and other equity instruments	Treasury – common shares	Retained earnings	FVOCI securities and loans	Foreign currency translation	Cash flow hedges	Total other components of equity	Equity attributable to shareholders	Non-controlling interests	Total equity
Balance at beginning of period	$7,323	$17,318	$(5)	$(334)	$78,037	$(2,357)	$5,688	$2,394	$5,725	$108,064	$111	$108,175
Transition adjustment (Note 2)	–	–	–	–	(2,359)	–	–	–	–	(2,359)	–	(2,359)
Restated balance at beginning of period	$7,323	$17,318	$(5)	$(334)	$75,678	$(2,357)	$5,688	$2,394	$5,725	$105,705	$111	$105,816
Changes in equity
Issues of share capital and other equity instruments	–	24	–	–	1	–	–	–	–	25	–	25
Redemption of preferred shares and other equity instruments	–	–	–	–	–	–	–	–	–	–	–	–
Sales of treasury shares and other equity instruments	–	–	277	742	–	–	–	–	–	1,019	–	1,019
Purchases of treasury shares and other equity instruments	–	–	(262)	(797)	–	–	–	–	–	(1,059)	–	(1,059)
Share-based compensation awards	–	–	–	–	5	–	–	–	–	5	–	5
Dividends on common shares	–	–	–	–	(1,829)	–	–	–	–	(1,829)	–	(1,829)
Dividends on preferred shares and distributions on other equity instruments	–	–	–	–	(44)	–	–	–	–	(44)	(7)	(51)
Other	–	–	–	–	3	–	–	–	–	3	–	3
Net income	–	–	–	–	3,131	–	–	–	–	3,131	2	3,133
Total other comprehensive income (loss), net of taxes	–	–	–	–	(1,016)	600	(888)	(396)	(684)	(1,700)	(3)	(1,703)
Restated balance at end of period	$7,323	$17,342	$10	$(389)	$75,929	$(1,757)	$4,800	$1,998	$5,041	$105,256	$103	$105,359
The accompanying notes are an integral part of these Interim Condensed Consolidated Financial Statements.

Royal Bank of Canada
  First Quarter 2024   55

Interim Condensed Consolidated Statements of Cash Flows (unaudited)

	For the three months ended
(Millions of Canadian dollars)	January 31 2024	January 31 2023 (Restated – Note 2)
Cash flows from operating activities
Net income	$3,582	$3,133
Adjustments for non-cash items and others
Provision for credit losses	813	532
Depreciation	320	315
Deferred income taxes	(606)	(261)
Amortization and impairment of other intangibles	354	373
Net changes in investments in joint ventures and associates	(12)	(29)
Losses (Gains) on investment securities	(70)	(53)
Losses (Gains) on disposition of businesses	(4)	–
Adjustments for net changes in operating assets and liabilities
Insurance contract liabilities	2,316	991
Net change in accrued interest receivable and payable	175	397
Current income taxes	315	883
Derivative assets	37,412	24,156
Derivative liabilities	(35,655)	(21,999)
Trading securities	(2,521)	2,688
Loans, net of securitizations	(5,838)	(4,704)
Assets purchased under reverse repurchase agreements and securities borrowed	(7,680)	(10,534)
Obligations related to assets sold under repurchase agreements and securities loaned	(748)	16,420
Obligations related to securities sold short	1,361	(264)
Deposits, net of securitizations	9,481	16,145
Brokers and dealers receivable and payable	(497)	(971)
Other	(4,141)	(9,359)
Net cash from (used in) operating activities	(1,643)	17,859
Cash flows from investing activities
Change in interest-bearing deposits with banks	10,006	(3,666)
Proceeds from sales and maturities of investment securities	65,480	34,282
Purchases of investment securities	(60,887)	(40,515)
Net acquisitions of premises and equipment and other intangibles	(482)	(698)
Net proceeds from (cash transferred for) dispositions	9	–
Net cash from (used in) investing activities	14,126	(10,597)
Cash flows from financing activities
Issuance of subordinated debentures	–	1,500
Repayment of subordinated debentures	–	(60)
Issue of common shares, net of issuance costs	36	22
Issue of preferred shares and other equity instruments, net of issuance costs	744	–
Redemption of preferred shares and other equity instruments	(21)	–
Sales of treasury shares and other equity instruments	1,340	1,019
Purchases of treasury shares and other equity instruments	(1,203)	(1,059)
Dividends paid on shares and distributions paid on other equity instruments	(1,240)	(1,841)
Dividends/distributions paid to non-controlling interests	(1)	(7)
Change in short-term borrowings of subsidiaries	533	4,491
Repayment of lease liabilities	(153)	(166)
Net cash from (used in) financing activities	35	3,899
Effect of exchange rate changes on cash and due from banks	(160)	2,719
Net change in cash and due from banks	12,358	13,880
Cash and due from banks at beginning of period (1)	61,989	72,397
Cash and due from banks at end of period (1)	$74,347	$86,277
Cash flows from operating activities include:
Amount of interest paid	$18,920	$11,226
Amount of interest received	24,950	17,492
Amount of dividends received	1,058	832
Amount of income taxes paid	855	1,436

(1)	We are required to maintain balances due to regulatory requirements or contractual restrictions from central banks, other regulatory authorities, and other counterparties. The total balances were $3 billion as at January 31, 2024 (October 31, 2023 – $3 billion; January 31, 2023 – $2 billion; October 31, 2022 – $2 billion).
The accompanying notes are an integral part of these Interim Condensed Consolidated Financial Statements.

Royal Bank of Canada
  First Quarter 2024

Note 1 General information
Our unaudited Interim Condensed Consolidated Financial Statements (Condensed Financial Statements) are presented in compliance with International Accounting Standard (IAS) 34
Interim Financial Reporting
. The Condensed Financial Statements do not include all the information and disclosures required in the annual financial statements and should be read in conjunction with our audited 2023 Annual Consolidated Financial Statements and the accompanying notes included on pages 140 to 234 in our 2023 Annual Report. Unless otherwise stated, monetary amounts are stated in Canadian dollars. Tabular information is stated in millions of dollars, except as noted. On February 27, 2024, the Board of Directors authorized the Condensed Financial Statements for issue.

Note 2 Summary of significant accounting policies, estimates and judgments
Except as indicated below, the Condensed Financial Statements have been prepared using the same accounting policies and methods used in the preparation of our audited 2023 Annual Consolidated Financial Statements. Our significant accounting policies and future changes in accounting policies and disclosures that are not yet effective for us are described in Note 2 of our audited 2023 Annual Consolidated Financial Statements and updates are provided below.
Changes in accounting policies
During the first quarter of 2024, we adopted IFRS 17
Insurance Contracts
(IFRS 17), replacing IFRS 4
Insurance Contracts
(IFRS 4). Our updated accounting policies for insurance and reinsurance contracts are described below. We have applied IFRS 17 retrospectively and restated comparative period results beginning November 1, 2022, where applicable. Adjustments to the carrying amounts of insurance and reinsurance contracts at the transition date of November 1, 2022 were recognized in Retained earnings.
As permitted by the transition provisions of IFRS 17, we reclassified certain financial assets between fair value classification categories at the date of initial application of IFRS 17 as described below. The reclassifications resulted in no adjustments to carrying amounts of financial assets as at November 1, 2023. Retained earnings and Other components of equity as at November 1, 2023 were adjusted as a result with no net impact to total equity. We elected not to restate comparative period results for these changes and accordingly, comparative period information for the impacted financial assets prior to November 1, 2023 is presented in accordance with our previous classifications.
Insurance and reinsurance contracts
Contracts under which we accept significant insurance risk from a policyholder by agreeing to compensate the policyholder if a specified uncertain future event adversely affects the policyholder are insurance contracts, which includes reinsurance contracts issued. Contracts under which we transfer significant insurance risk to a reinsurer that compensates us for claims relating to underlying insurance contracts issued by us are reinsurance contracts held, and are accounted for separately from the underlying insurance contracts to which they relate. Embedded derivatives, investment components and promises to provide non-insurance
services are separated from the insurance or reinsurance contract provided specific criteria are met. Insurance and reinsurance contracts are aggregated into portfolios that are subject to similar risks and are managed together, and then divided into groups based on the period of issuance and expected profitability. Groups are separately recognized and measured using one of three measurement models depending on the characteristics of the contracts:
•	For insurance contracts with direct participating features (applicable primarily to our segregated fund insurance contracts), the variable fee approach (VFA) is applied.
•
For insurance contracts and reinsurance contracts held with a short duration of one year or less (applicable primarily to our creditor reinsurance contracts issued, group life and health insurance contracts and travel insurance contracts), the premium allocation approach (PAA) is applied.

•	The general measurement method (GMM) is applied to all remaining contracts.
Under the GMM and VFA, the carrying amount of a group of insurance or reinsurance contracts is measured as the sum of the fulfilment cash flows and the contractual service margin (CSM). The carrying amount is also the sum of the balance for remaining coverage and the balance for incurred claims. The balance for remaining coverage comprises the fulfilment cash flows that relate to services that will be provided under the contracts in future periods and any remaining CSM at that date. The balance for incurred claims includes the fulfilment cash flows for incurred claims and expenses that have not yet been paid, including claims that have been incurred but not yet reported. The fulfilment cash flows consist of the present value of future cash flows and a risk adjustment for non-financial
risk, discounted using the current rates as at the reporting date determined using the discount rate methodology below. The estimates of future cash flows consider probability-weighted scenarios and include all future cash flows that are within the contract boundary. The risk adjustment for non-financial
risk is estimated using the margin approach and represents the compensation that we require for bearing the uncertainty about the amount and timing of cash flows that arise from non-financial
risk as the insurance contract is fulfilled. The measurement of the groups of contracts requires the use of judgment in setting methodologies and assumptions for mortality, morbidity, policy lapses and other policyholder behaviour, policy dividends and directly attributable expenses, including acquisition costs allocated using a systematic and rational method. Changes to the underlying assumptions and estimates may have a significant effect on Non-interest income – Insurance service result and Investment insurance result. Subsequent changes in fulfilment cash flows related to future services adjust the CSM, unless the group is onerous in which case such changes are recognized in
Non-interest
income – Insurance service result along with changes related to past or current services.

Royal Bank of Canada
  First Quarter 2024   57

Discount rates used reflect the time value of money and are based on the characteristics of the insurance and reinsurance contracts. Cash flows that vary based on the returns on underlying items are discounted at rates reflecting that variability. For cash flows that do not vary based on the returns on underlying items, we predominantly apply the top-down
approach in determining discount rates. Under this approach, the discount rates for the observable periods are determined using yield curves implied from a reference portfolio of assets adjusted to eliminate factors (credit and market risk of the financial assets) that are not relevant to the insurance contracts. For unobservable periods, the discount rates are interpolated using the last observable point and the ultimate discount rate, composed of a risk-free rate and illiquidity premium. For a selected portfolio, the bottom-up
approach is applied in determining the discount rate, which uses a risk-free rate plus an illiquidity premium to reflect the characteristics of the contracts. Management judgment is required in estimating the market and credit risk factors and illiquidity premiums in determining the discount rates.
For insurance contracts, the CSM represents the unearned profit (net inflows) for providing insurance coverage. If there is a net outflow at the initial recognition of the group, the group is onerous and the net outflow is recognized in
Non-interest
income – Insurance service result immediately. For reinsurance contracts held, the CSM represents the net cost or net gain of purchasing reinsurance. The CSM for insurance and reinsurance contacts are released into income based on coverage units, which represent the quantity of service (insurance coverage as well as investment-return and investment-related services) provided by a group of contracts and are determined by considering the quantity of benefits provided under each contract and the expected coverage duration. Under the GMM, the CSM is adjusted for interest accretion using the discount rates that were locked-in
at initial recognition of the groups or the discount rates that were locked-in
at the transition date for groups where the fair value approach was applied. Under the VFA, the CSM is adjusted for changes in the amount of our share of the fair value of the underlying items, while the changes to the fair value of the underlying items, reflecting changes in the obligation to pay the policyholder, are recognized in
Non-interest
income – Insurance investment result.
Under the PAA, the liability for remaining coverage for each group is measured as the premiums received less insurance revenue recognized for services provided, while the liability for incurred claims is measured as the fulfillment cash flows for incurred claims.
Losses from the recognition of onerous groups of insurance contracts, regardless of the measurement model applied, are recognized in
Non-interest
income – Insurance service result immediately. Any losses recognized relating to future service can be reversed in subsequent periods if the group of contracts is no longer onerous.
The insurance and reinsurance contract balances are remeasured at the end of each reporting period. We have elected to update the accounting estimates made in the previous interim period when remeasuring the insurance and reinsurance contracts in subsequent interim and annual reporting periods.
An insurance or reinsurance contract is derecognized when it is extinguished or modified such that the modification results in a change in the measurement model, a substantially different contract boundary or a change in the scope of the applicable standard for measuring a component of the contract.
Insurance service result comprises Insurance revenue less Insurance service expense and Net income (expense) from reinsurance contracts held.
•
Insurance revenue is recognized as we provide insurance contract services under the groups of insurance contracts. For contracts measured using the PAA, the insurance revenue is generally recognized based on allocating expected premium receipts over the passage of time. For contracts measured using the GMM and VFA, insurance revenue represents the amount of consideration we expect to be entitled to in exchange for services in the period, which includes expected claims and expenses directly attributable to fulfilling insurance contracts (excluding any investment components), release of the risk adjustment for the period, CSM amortization to reflect services provided in the period, an allocation of premiums that relates to recovering insurance acquisition expenses and experience adjustments for premium receipts relating to current or past services.

•
Insurance service expense arising from insurance contracts include incurred claims and other directly attributable expenses in the current period (excluding investment components), amortization and impairment losses relating to insurance acquisition cash flows where applicable, changes relating to past or current services and changes in loss components of onerous groups of contracts.

•	Net income (expense) from reinsurance contracts held represents the amounts recovered from the reinsurers less the allocation of premiums paid on reinsurance contracts held.
Insurance investment result comprises Net investment income, Net insurance finance income (expense) and Net reinsurance finance income (expense) from reinsurance contracts held.
•
Net investment income primarily comprises interest and dividend income and net gains (losses) on financial assets, including segregated fund assets, and derivatives relating to the Insurance segment. Financial assets supporting the Insurance segment are primarily measured at FVTPL and FVOCI.

•
Insurance and reinsurance finance income (expense) represents the net effect of and changes in the time value of money (including the time value of money relating to risk adjustment on non-financial
risks) and financial risks on insurance contracts and reinsurance contracts held respectively.

Royal Bank of Canada
  First Quarter 2024

Note 2 Summary of significant accounting policies, estimates and judgments (continued)

Impact of IFRS 17 transition excluding the impact of reclassifications of financial assets
Upon the adoption of IFRS 17, we applied IFRS 17 retrospectively by adjusting our Consolidated Balance Sheets as at November 1, 2022 and restating the comparative information for the year ended October 31, 2023. The full retrospective approach was applied for all insurance and reinsurance contracts unless it was impracticable to do so. The full retrospective approach was applied to all contracts measured using the PAA and all new contracts issued on and after November 1, 2022 measured using the GMM and VFA as if IFRS 17 had always been applied. Due to data availability and the inability to use hindsight, the fair value approach was applied to contracts issued before November 1, 2022 that were measured under the GMM and VFA. Under the fair value approach, each portfolio comprises only one group, and the CSM was calculated as the difference between the fair value of a group of contracts and the fulfilment cash flows using reasonable and supportable information available at the transition date. To determine the fair value of a group of contracts, the requirements of IFRS 13
Fair Value Measurement
were applied based on the present value of expected future cash flows within the contract boundary using assumptions adjusted for market participants’ views, and includes a profit margin beyond the risk adjustment for non-financial
risk to reflect what a market participant would require for accepting such contract obligations. The fulfilment cash flows and discount rates were determined as at the transition using the policies applicable to new business described above.
The adoption of IFRS 17 resulted in a reduction in Retained earnings of $2.4 billion, net of taxes, as at November 1, 2022. This is attributable to the establishment of the CSM and other remeasurement changes to insurance and reinsurance contracts and related tax effects. The CSM of all insurance contracts net of reinsurance contracts held as at November 1, 202
2
 was $1.8 billion. The following details the selected balances and totals impacted on our Consolidated Balance Sheets as at November 1, 2022:

(Millions of Canadian dollars)	As at November 1, 2022 before transition	Transition adjustments	As at November 1, 2022 after transition
Assets
Segregated fund net assets (1)	$2,638	$(2,638)	$–
Other
Other assets (2)	80,300	4,261	84,561
Total assets	$1,917,219	$1,623	$1,918,842
Liabilities
Segregated fund net liabilities (3)	$2,638	$(2,638)	$–
Other
Insurance claims and policy benefit liabilities (4)	11,511	(11,511)	–
Insurance contract liabilities (4)	–	18,226	18,226
Other liabilities (5)	95,235	(95)	95,140
Total liabilities	$1,809,044	$3,982	$1,813,026
Total equity	108,175	(2,359)	105,816
Total liabilities and equity	$1,917,219	$1,623	$1,918,842

(1)	Segregated fund net assets are now presented within Other assets.
(2)	The increase is primarily attributable to the inclusion of segregated fund net assets, the increase in insurance contract assets, reinsurance contracts held assets and the tax effects of the IFRS 17 transition adjustment.
(3)	Segregated fund insurance contracts are now presented within Insurance contract liabilities.
(4)	Insurance claims and policy benefit liabilities measured under IFRS 4 is replaced with Insurance contract liabilities measured under IFRS 17. The increase in these balances is attributable to presentation changes and remeasurement impacts including the establishment of the CSM for in-force
contracts at transition.
(5)	Certain liabilities that were previously presented in Other liabilities are now included in the measurement of insurance contracts or reinsurance contracts held.
Impact of reclassifications of financial assets from IFRS 17 transition
As permitted by IFRS 17, we reclassified certain eligible financial assets held in respect of activities that relate to insurance contracts upon the adoption of IFRS 17. The changes were primarily a result of changes to the business models based on facts and circumstances that existed as at November 1, 2023, the date of the initial application of IFRS 17. We have applied these changes retrospectively by adjusting our Consolidated Balance Sheet as at
November 1, 2023 with no restatement of comparative information. The following were reclassified as at November 1, 2023:
•	$8.3 billion of securities and $2.0 billion of loans from designated as FVTPL to classified as FVTPL;
•	$0.5 billion of securities and $0.3 billion of loans from designated as FVTPL to classified as FVOCI;
•	$1.7 billion of securities from classified as FVOCI to classified as FVTPL; and
•	$0.3 billion of securities from classified as FVTPL to designated as FVOCI.
The impacts of the reclassifications resulted in an increase in Other components of equity by $656 million, net of taxes, and a decrease in Retained earnings by the same amount, with no net impact to our total equity nor the carrying amounts of those assets.

Royal Bank of Canada
  First Quarter 2024   59

Note 3 Fair value of financial instruments
Carrying value and fair value of financial instruments
The following tables provide a comparison of the carrying values and fair values for financial instruments classified or designated as fair value through profit or loss (FVTPL) and fair value through other comprehensive income (FVOCI). Embedded derivatives are presented on a combined basis with the host contracts. Refer to Note 2 and Note 3 of our audited 2023 Annual Consolidated Financial Statements for a description of the valuation techniques and inputs used in the fair value measurement of our financial instruments. There have been no significant changes to our determination of fair value during the quarter.

	As at January 31, 2024
	Carrying value and fair value				Carrying value	Fair value
(Millions of Canadian dollars)	Financial instruments classified as FVTPL	Financial instruments designated as FVTPL	Financial instruments classified as FVOCI	Financial instruments designated as FVOCI	Financial instruments measured at amortized cost	Financial instruments measured at amortized cost	Total carrying amount	Total fair value
Financial assets
Interest-bearing deposits with banks	$–	$51,812	$–	$–	$9,268	$9,268	$61,080	$61,080
Securities
Trading	192,679	918	–	–	–	–	193,597	193,597
Investment, net of applicable allowance	–	–	120,281	1,239	90,696	85,727	212,216	207,247
	192,679	918	120,281	1,239	90,696	85,727	405,813	400,844
Assets purchased under reverse repurchase agreements and securities borrowed	292,204	–	–	–	55,667	55,667	347,871	347,871
Loans, net of applicable allowance
Retail	490	–	390	–	566,006	550,375	566,886	551,255
Wholesale	12,740	1,318	952	–	276,420	271,120	291,430	286,130
	13,230	1,318	1,342	–	842,426	821,495	858,316	837,385
Other
Derivatives	105,038	–	–	–	–	–	105,038	105,038
Other assets (1)	8,892	6	–	–	59,389	59,389	68,287	68,287
Financial liabilities
Deposits
Personal	$241	$28,089			$423,859	$423,208	$452,189	$451,538
Business and government (2)	180	151,518			592,074	592,014	743,772	743,712
Bank (3)	–	9,401			35,806	35,807	45,207	45,208
	421	189,008			1,051,739	1,051,029	1,241,168	1,240,458
Other
Obligations related to securities sold short	35,012	–			–	–	35,012	35,012
Obligations related to assets sold under repurchase agreements and securities loaned	–	300,662			33,828	33,828	334,490	334,490
Derivatives	106,974	–			–	–	106,974	106,974
Other liabilities (4)	(1,099)	6			84,201	84,356	83,108	83,263
Subordinated debentures	–	–			11,525	11,511	11,525	11,511

Royal Bank of Canada
  First Quarter 2024

Note 3 Fair value of financial instruments (continued)

	As at October 31, 2023 (Restated – Note 2)
	Carrying value and fair value				Carrying value	Fair value
(Millions of Canadian dollars)	Financial instruments classified as FVTPL	Financial instruments designated as FVTPL	Financial instruments classified as FVOCI	Financial instruments designated as FVOCI	Financial instruments measured at amortized cost	Financial instruments measured at amortized cost	Total carrying amount	Total fair value
Financial assets
Interest-bearing deposits with banks	$–	$60,856	$–	$–	$10,230	$10,230	$71,086	$71,086
Securities
Trading	180,651	9,500	–	–	–	–	190,151	190,151
Investment, net of applicable allowance	–	–	127,624	842	91,113	83,667	219,579	212,133
	180,651	9,500	127,624	842	91,113	83,667	409,730	402,284
Assets purchased under reverse repurchase agreements and securities borrowed	285,869	–	–	–	54,322	54,322	340,191	340,191
Loans, net of applicable allowance
Retail	114	362	280	–	566,376	542,480	567,132	543,236
Wholesale	5,629	3,619	597	–	275,796	268,843	285,641	278,688
	5,743	3,981	877	–	842,172	811,323	852,773	821,924
Other
Derivatives	142,450	–	–	–	–	–	142,450	142,450
Other assets (1)	7,579	5	–	–	68,450	68,450	76,034	76,034
Financial liabilities
Deposits
Personal	$109	$26,702			$415,135	$412,886	$441,946	$439,697
Business and government (2)	174	137,454			607,447	605,260	745,075	742,888
Bank (3)	–	11,462			33,204	33,160	44,666	44,622
	283	175,618			1,055,786	1,051,306	1,231,687	1,227,207
Other
Obligations related to securities sold short	33,651	–			–	–	33,651	33,651
Obligations related to assets sold under repurchase agreements and securities loaned	–	298,679			36,559	36,559	335,238	335,238
Derivatives	142,629	–			–	–	142,629	142,629
Other liabilities (4)	(937)	11			92,539	92,441	91,613	91,515
Subordinated debentures	–	–			11,386	11,213	11,386	11,213

(1)	Includes Customers’ liability under acceptances and financial instruments recognized in Other assets.
(2)	Business and government deposits include deposits from regulated deposit-taking institutions other than banks.
(3)	Bank deposits refer to deposits from regulated banks and central banks.
(4)	Includes Acceptances and financial instruments recognized in Other liabilities.

Royal Bank of Canada
  First Quarter 2024   61

Fair value of assets and liabilities measured at fair value on a recurring basis and classified using the fair value hierarchy

	As at
	January 31, 2024						October 31, 2023 (Restated – Note 2)
	Fair value measurements using			Netting adjustments			Fair value measurements using			Netting adjustments
(Millions of Canadian dollars)	Level 1	Level 2	Level 3			Fair value	Level 1	Level 2	Level 3			Fair value
Financial assets
Interest-bearing deposits with banks	$–	$51,812	$–	$		$51,812	$–	$60,856	$–	$		$60,856
Securities
Trading
Debt issued or guaranteed by:
Canadian government (1)
Federal	19,907	3,320	–			23,227	26,675	2,581	–			29,256
Provincial and municipal	–	17,816	–			17,816	–	16,389	–			16,389
U.S. federal, state, municipal and agencies (1), (2)	1,734	55,806	–			57,540	2,249	50,439	–			52,688
Other OECD government (3)	2,047	2,942	–			4,989	2,055	2,577	–			4,632
Mortgage-backed securities (1)	–	2	–			2	–	2	–			2
Asset-backed securities
Non-CDO securities (4)	–	1,205	–			1,205	–	1,245	–			1,245
Corporate debt and other debt	–	24,175	–			24,175	–	22,615	–			22,615
Equities	60,184	2,173	2,286			64,643	58,826	2,232	2,266			63,324
	83,872	107,439	2,286			193,597	89,805	98,080	2,266			190,151
Investment
Debt issued or guaranteed by:
Canadian government (1)
Federal	313	3,730	–			4,043	2,731	3,528	–			6,259
Provincial and municipal	–	1,957	–			1,957	–	2,748	–			2,748
U.S. federal, state, municipal and agencies (1)	729	63,053	–			63,782	275	73,020	–			73,295
Other OECD government	2,029	7,620	–			9,649	–	6,192	–			6,192
Mortgage-backed securities (1)	–	2,502	30			2,532	–	2,672	29			2,701
Asset-backed securities
CDO	–	7,766	–			7,766	–	8,265	–			8,265
Non-CDO securities	–	410	–			410	–	441	–			441
Corporate debt and other debt	–	29,994	148			30,142	–	27,574	149			27,723
Equities	369	408	462			1,239	38	338	466			842
	3,440	117,440	640			121,520	3,044	124,778	644			128,466
Assets purchased under reverse repurchase agreements and securities borrowed	–	292,204	–			292,204	–	285,869	–			285,869
Loans	–	14,075	1,815			15,890	–	8,742	1,859			10,601
Other
Derivatives
Interest rate contracts	–	30,982	329			31,311	–	39,243	290			39,533
Foreign exchange contracts	–	59,066	9			59,075	–	89,644	4			89,648
Credit derivatives	–	160	–			160	–	224	–			224
Other contracts	2,478	14,187	42			16,707	2,352	13,927	111			16,390
Valuation adjustments	–	(1,503)	4			(1,499)	–	(1,805)	4			(1,801)
Total gross derivatives	2,478	102,892	384			105,754	2,352	141,233	409			143,994
Netting adjustments					(716)	(716)					(1,544)	(1,544)
Total derivatives						105,038						142,450
Other assets	4,602	4,286	10			8,898	4,152	3,421	11			7,584
	$94,392	$690,148	$5,135		$(716)	$788,959	$99,353	$722,979	$5,189		$(1,544)	$825,977
Financial liabilities
Deposits
Personal	$–	$27,901	$429	$		$28,330	$–	$26,428	$383	$		$26,811
Business and government	–	151,698	–			151,698	–	137,628	–			137,628
Bank	–	9,401	–			9,401	–	11,462	–			11,462
Other
Obligations related to securities sold short	13,343	21,669	–			35,012	14,391	19,260	–			33,651
Obligations related to assets sold under repurchase agreements and securities loaned	–	300,662	–			300,662	–	298,679	–			298,679
Derivatives
Interest rate contracts	–	28,964	864			29,828	–	41,249	952			42,201
Foreign exchange contracts	–	51,620	58			51,678	–	81,750	53			81,803
Credit derivatives	–	166	–			166	–	176	–			176
Other contracts	3,411	22,894	391			26,696	3,119	17,306	549			20,974
Valuation adjustments	–	(678)	–			(678)	–	(982)	1			(981)
Total gross derivatives	3,411	102,966	1,313			107,690	3,119	139,499	1,555			144,173
Netting adjustments					(716)	(716)					(1,544)	(1,544)
Total derivatives						106,974						142,629
Other liabilities	394	(1,487)	–			(1,093)	370	(1,296)	–			(926)
	$17,148	$612,810	$1,742		$(716)	$630,984	$17,880	$631,660	$1,938		$(1,544)	$649,934

(1)	As at January 31, 2024, residential and commercial mortgage-backed securities (MBS) included in all fair value levels of trading securities were $13,307 million

and $nil (October 31, 2023 – $14,345 million and $nil), respectively, and in all fair value levels of Investment securities were $26,826 million

and $2,454

million

(
October 31, 2023 – $24,365 million and $2,618 million), respectively.
(2)	United States (U.S.).
(3)	Organisation for Economic Co-operation and Development (OECD).
(4)	Collateralized debt obligations (CDO).

Royal Bank of Canada
  First Quarter 2024

Note 3 Fair value of financial instruments (continued)

Fair value measurements using significant unobservable inputs (Level 3 Instruments)
A financial instrument is classified as Level 3 in the fair value hierarchy if one or more of its unobservable inputs may significantly affect the measurement of its fair value. In preparing the financial statements, appropriate levels for these unobservable input parameters are chosen so that they are consistent with prevailing market evidence or management judgment. Due to the unobservable nature of the prices or rates, there may be uncertainty about the valuation of these Level 3 financial instruments.
During the three months ended January 31, 2024, there were no significant changes made to the valuation techniques and ranges and weighted averages of unobservable inputs used in the determination of fair value of Level 3 financial instruments. As at January 31, 2024, the impacts of adjusting one or more of the unobservable inputs by reasonably possible alternative assumptions did not change significantly from the impacts disclosed in our audited 2023 Annual Consolidated Financial Statements.
Changes in fair value measurement for instruments measured on a recurring basis and categorized in Level 3

	For the three months ended January 31, 2024
(Millions of Canadian dollars)	Fair value at beginning of period	Gains (losses) included in earnings	Gains (losses) included in OCI (1)	Purchases (issuances)	Settlement (sales) and other (2)	Transfers into Level 3	Transfers out of Level 3	Fair value at end of period	Gains (losses) included in earnings for positions still held
Assets
Securities
Trading
Debt issued or guaranteed by:
U.S. state, municipal and agencies	$–	$–	$–	$–	$–	$–	$–	$–	$–
Asset-backed securities
Non-CDO securities	–	–	–	–	–	–	–	–	–
Corporate debt and other debt	–	–	–	–	–	–	–	–	–
Equities	2,266	(18)	(36)	98	(24)	–	–	2,286	1
	2,266	(18)	(36)	98	(24)	–	–	2,286	1
Investment
Mortgage-backed securities	29	–	1	–	–	–	–	30	n.a.
Corporate debt and other debt	149	–	3	–	(4)	–	–	148	n.a.
Equities	466	–	(4)	–	–	–	–	462	n.a.
	644	–	–	–	(4)	–	–	640	n.a.
Loans	1,859	(46)	(8)	165	(193)	38	–	1,815	(44)
Other
Net derivative balances (3)
Interest rate contracts	(662)	80	–	12	16	17	2	(535)	84
Foreign exchange contracts	(49)	(11)	1	5	5	–	–	(49)	(11)
Other contracts	(438)	(123)	14	(15)	(2)	(7)	222	(349)	(71)
Valuation adjustments	3	–	–	1	–	–	–	4	–
Other assets	11	–	–	–	(1)	–	–	10	–
	$3,634	$(118)	$(29)	$266	$(203)	$48	$224	$3,822	$(41)
Liabilities
Deposits	$(383)	$(47)	$3	$(122)	$13	$(1)	$108	$(429)	$(33)
	$(383)	$(47)	$3	$(122)	$13	$(1)	$108	$(429)	$(33)

Royal Bank of Canada
  First Quarter 2024   63

	For the three months ended January 31, 2023
(Millions of Canadian dollars)	Fair value at beginning of period	Gains (losses) included in earnings	Gains (losses) included in OCI (1)	Purchases (issuances)	Settlement (sales) and other (2)	Transfers into Level 3	Transfers out of Level 3	Fair value at end of period	Gains (losses) included in earnings for positions still held
Assets
Securities
Trading
Debt issued or guaranteed by:
U.S. state, municipal and agencies	$4	$–	$–	$–	$(4)	$–	$–	$–	$–
Asset-backed securities
Non-CDO securities	2	–	–	–	(2)	–	–	–	–
Corporate debt and other debt	7	–	–	–	–	–	(7)	–	–
Equities	1,874	(14)	(25)	250	(20)	41	–	2,106	(32)
	1,887	(14)	(25)	250	(26)	41	(7)	2,106	(32)
Investment
Mortgage-backed securities	28	–	–	–	–	–	–	28	n.a.
Corporate debt and other debt	151	–	(1)	–	(1)	–	–	149	n.a.
Equities	397	–	24	–	(1)	–	–	420	n.a.
	576	–	23	–	(2)	–	–	597	n.a.
Loans	1,692	(52)	(7)	1,193	(120)	28	(137)	2,597	(15)
Other
Net derivative balances (3)
Interest rate contracts	(859)	5	5	(20)	173	18	24	(654)	8
Foreign exchange contracts	(132)	5	8	4	37	–	15	(63)	8
Other contracts	(785)	(55)	17	(8)	62	(31)	253	(547)	(26)
Valuation adjustments	53	–	–	–	(36)	–	–	17	–
Other assets	15	–	–	–	(2)	–	–	13	–
	$2,447	$(111)	$21	$1,419	$86	$56	$148	$4,066	$(57)
Liabilities
Deposits	$(241)	$(20)	$1	$(35)	$2	$(34)	$77	$(250)	$(14)
	$(241)	$(20)	$1	$(35)	$2	$(34)	$77	$(250)	$(14)

(1)	These amounts include the foreign currency translation gains or losses arising on consolidation of foreign subsidiaries relating to the Level 3 instruments, where applicable. The unrealized gains on Investment securities recognized in other comprehensive income (OCI) were $10 million

for the three months ended January 31, 2024 (January 31, 2023 – gains of $18 million), excluding the translation gains or losses arising on consolidation.
(2)	Other includes amortization of premiums or discounts recognized in net income.
(3)	Net derivatives as at January 31, 2024 included derivative assets of $384 million (January 31, 2023 – $336 million) and derivative liabilities of $1,313 million (January 31, 2023 – $1,583 million).
n.a.	not applicable
Transfers between fair value hierarchy levels for instruments carried at fair value on a recurring basis
Transfers between Level 1 and Level 2, and transfers into and out of Level 3 are assumed to occur at the end of the period. For an asset or a liability that transfers into Level 3 during the period, the entire change in fair value for the period is excluded from the Gains (losses) included in earnings for positions still held column of the above reconciliation, whereas for transfers out of Level 3 during the period, the entire change in fair value for the period is included in the same column of the above reconciliation.
Transfers between Level 1 and 2 are dependent on whether fair value is obtained on the basis of quoted market prices in active markets (Level 1).
During the three months ended January 31, 2024, transfers out of Level 1 to Level 2 included Investment U.S. federal, state, municipal and agencies debt of $123 million. During the three months ended January 31, 2023, transfers out of Level 1 to Level 2 included Investment U.S. federal, state, municipal and agencies debt of
$435 million.
During the three months ended January 31, 2024 and January 31, 2023, there were no
significant transfers out of Level 2 to Level 1.
Transfers between Level 2 and Level 3 are primarily due to either a change in the market observability for an input, or a change in an unobservable input’s significance to a financial instrument’s fair value.
During the three months ended January 31, 2024 and January 31, 2023, there were no significant transfers out of Level 2 to Level 3.
During the three months ended January 31, 2024, transfers out of Level 3 to Level 2 included Other contracts and Deposits due to changes in the market observability of inputs and changes in the significance of unobservable inputs. During the three months ended January 31, 2023, transfers out of Level 3 to Level 2 included Other contracts and Loans due to changes in the market observability of inputs and changes in the significance of unobservable inputs.

Royal Bank of Canada
  First Quarter 2024

Note 3 Fair value of financial instruments (continued)

Net interest income from financial instruments
Interest and dividend income arising from financial assets and financial liabilities and the associated costs of funding are reported in Net interest income.

	For the three months ended
(Millions of Canadian dollars)	January 31 2024	January 31 2023
Interest and dividend income (1), (2)
Financial instruments measured at fair value through profit or loss	$9,474	$6,709
Financial instrume nt s measured at fa ir value through other comprehensive income	1,608	942
Financial instruments measured at amortized cost	14,527	11,686
	25,609	19,337
Interest expense (1)
Financial instruments measured at fair value through profit or loss	9,084	6,240
Financial instruments measured at amortized cost	10,193	6,895
	19,277	13,135
Net interest income	$6,332	$6,202

(1)	Excludes interest and dividend income of $272 million (January 31, 2023 – $143 million) and interest expense of $11 million

(January 31, 2023 – $4

million) presented in Insurance investment result in the Interim Condensed Consolidated Statements of Income.
(2)	Includes dividend income for the three months ended January 31, 2024 of
$
957 million

(January 31, 2023 – $792 million) presented in Interest and dividend income in the Interim Condensed C
o
nsolidated Statements of Income.

Note 4 Securities
Unrealized gains and losses on securities at FVOCI
(1), (2)

	As at
	January 31, 2024 (3)				October 31, 2023
(Millions of Canadian dollars)	Cost/ Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value	Cost/ Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value
Debt issued or guaranteed by:
Canadian government
Federal	$4,058	$3	$(18)	$4,043	$6,609	$1	$(351)	$6,259
Provincial and municipal	1,937	48	(28)	1,957	3,396	2	(650)	2,748
U.S. federal, state, municipal and agencies	65,178	367	(1,763)	63,782	75,326	343	(2,374)	73,295
Other OECD government	9,664	6	(21)	9,649	6,200	1	(9)	6,192
Mortgage-backed securities	2,566	1	(35)	2,532	2,762	–	(61)	2,701
Asset-backed securities
CDO	7,769	9	(12)	7,766	8,308	3	(46)	8,265
Non-CDO securities	414	–	(4)	410	444	2	(5)	441
Corporate debt and other debt	30,131	95	(84)	30,142	27,774	44	(95)	27,723
Equities	816	429	(6)	1,239	493	357	(8)	842
	$122,533	$958	$(1,971)	$121,520	$131,312	$753	$(3,599)	$128,466

(1)	Excludes $90,696 million of held-to-collect securities as at January 31, 2024 that are carried at amortized cost, net of allowance for credit losses (October 31, 2023 – $91,113 million).
(2)	Gross unrealized gains and losses includes $(33) million

of allowance for credit losses on debt securities at FVOCI as at January 31, 2024 (October 31, 2023 – $(33
) million) recognized in income and Other components of equity.
(3)	These amounts reflect certain reclassifications made upon the adoption of IFRS 17 as at November 1, 2023 with no restatement of comparative information. Refer to Note 2 for further details.
Allowance for credit losses on investment securities
The following tables reconcile the opening and closing allowance for debt securities at FVOCI and amortized cost by stage. Reconciling items include the following:
•	Transfers between stages, which are presumed to occur before any corresponding remeasurement of the allowance.
•	Purchases, which reflect the allowance related to assets newly recognized during the period, including those assets that were derecognized following a modification of terms.
•
Sales and maturities, which reflect the allowance related to assets derecognized during the period without a credit loss being incurred, including those assets that were derecognized following a modification of terms.

•
Changes in risk, parameters and exposures, which comprise the impact of changes in model inputs or assumptions, including changes in forward-looking macroeconomic conditions; partial repayments; changes in the measurement following a transfer between stages; and unwinding of the time value discount due to the passage of time.

Royal Bank of Canada
  First Quarter 2024   65

Allowance for credit losses – securities at FVOCI
(1)

	For the three months ended
	January 31, 2024				January 31, 2023
	Performing		Impaired		Performing		Impaired
(Millions of Canadian dollars)	Stage 1	Stage 2	Stage 3 (2)	Total	Stage 1	Stage 2	Stage 3 (2)	Total
Balance at beginning of period	$4	$–	$(37)	$(33)	$3	$1	$(23)	$(19)
Provision for credit losses
Transfers to stage 1	–	–	–	–	–	–	–	–
Transfers to stage 2	–	–	–	–	–	–	–	–
Transfers to stage 3	–	–	–	–	–	–	–	–
Purchases	3	–	–	3	2	–	–	2
S a les and maturities	(1)	–	–	(1)	–	–	–	–
Changes in risk, parameters and exposures	(2)	–	(2)	(4)	(1)	–	(2)	(3)
Exchange rate and other	–	–	2	2	–	–	1	1
Balance at end of period	$4	$–	$(37)	$(33)	$4	$1	$(24)	$(19)

(1)	Expected credit losses on debt securities at FVOCI are not separately recognized on the balance sheet as the related securities are recorded at fair value. The cumulative amount of credit losses recognized in income is presented in Other components of equity.
(2)	Reflects changes in the allowance for purchased credit impaired securities.
Allowance for credit losses – securities at amortized cost

	For the three months ended
	January 31, 2024				January 31, 2023
	Performing		Impaired		Performing		Impaired
(Millions of Canadian dollars)	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
Balance at beginning of period	$8	$15	$–	$23	$8	$14	$–	$22
Provision for credit losses
Transfers to stage 1	–	–	–	–	–	–	–	–
Transfers to stage 2	–	–	–	–	–	–	–	–
Transfers to stage 3	–	–	–	–	–	–	–	–
Purchases	3	–	–	3	4	–	–	4
Sales and maturities	–	–	–	–	–	–	–	–
Changes in risk, parameters and exposures	(2)	–	–	(2)	(2)	(1)	–	(3)
Exchange rate and other	–	(1)	–	(1)	–	–	–	–
Balance at end of period	$9	$14	$–	$23	$10	$13	$–	$23
Credit risk exposure by internal risk rating
The following table presents the fair value of debt securities at FVOCI and gross carrying amount of securities at amortized cost. Risk ratings are based on internal ratings used in the measurement of expected credit losses as at the reporting date, as outlined in the internal ratings maps in the Credit risk section of our 2023 Annual Report.

	As at
	January 31, 2024				October 31, 2023
	Performing		Impaired		Performing		Impaired
(Millions of Canadian dollars)	Stage 1	Stage 2	Stage 3 (1)	Total	Stage 1	Stage 2	Stage 3 (1)	Total
Investment securities
Securities at FVOCI
Investment grade	$119,277	$8	$–	$119,285	$126,732	$1	$–	$126,733
Non-investment grade	848	–	–	848	742	–	–	742
Impaired	–	–	148	148	–	–	149	149
	120,125	8	148	120,281	127,474	1	149	127,624
Items not subject to impairment (2)				1,239				842
				$121,520				$128,466
Securities at amortized cost
Investment grade	$89,598	$–	$–	$89,598	$89,947	$–	$–	$89,947
Non-investment grade	941	180	–	1,121	990	199	–	1,189
Impaired	–	–	–	–	–	–	–	–
	90,539	180	–	90,719	90,937	199	–	91,136
Allowance for credit losses	9	14	–	23	8	15	–	23
	$90,530	$166	$–	$90,696	$90,929	$184	$–	$91,113

(1)	Reflects $148 million of purchased credit impaired securities (October 31, 2023 – $149 million).
(2)	Investment securities at FVOCI not subject to impairment represent equity securities designated as FVOCI.

Royal Bank of Canada
  First Quarter 2024

Note 5 Loans and allowance for credit losses
Allowance for credit losses

	For the three months ended
	January 31, 2024					January 31, 2023
(Millions of Canadian dollars)	Balance at beginning of period	Provision for credit losses	Net write-offs	Exchange rate and other	Balance at end of period	Balance at beginning of period	Provision for credit losses	Net write-offs	Exchange rate and other	Balance at end of period
Retail
Residential mortgages	$481	$74	$(1)	$(12)	$542	$432	$51	$(5)	$(9)	$469
Personal	1,228	202	(139)	(4)	1,287	1,043	169	(83)	–	1,129
Credit cards	1,069	183	(150)	(1)	1,101	893	136	(102)	(1)	926
Small business	194	37	(15)	(4)	212	194	17	(9)	2	204
Wholesale	2,326	329	(149)	(61)	2,445	1,574	161	(17)	(38)	1,680
Customers’ liability under acceptances	50	(7)	–	–	43	45	(4)	–	–	41
	$5,348	$818	$(454)	$(82)	$5,630	$4,181	$530	$(216)	$(46)	$4,449
Presented as:
Allowance for loan losses	$5,004				$5,299	$3,753				$3,999
Other liabilities – Provisions	288				282	378				403
Customers’ liability under acceptances	50				43	45				41
Other components of equity	6				6	5				6
The following table reconciles the opening and closing allowance for each major product of loans and commitments as determined by our modelled, scenario-weighted allowance and the application of expert credit judgment as applicable. Reconciling items include the following:
•	Transfers between stages, which are presumed to occur before any corresponding remeasurements of the allowance.
•	Originations, which reflect the allowance related to assets newly recognized during the period, including those assets that were derecognized following a modification of terms.
•
Maturities, which reflect the allowance related to assets derecognized during the period without a credit loss being incurred, including those assets that were derecognized following a modification of terms.

•
Changes in risk, parameters and exposures, which comprise the impact of changes in model inputs or assumptions, including changes in forward-looking macroeconomic conditions; partial repayments and additional draws on existing facilities; changes in the measurement following a transfer between stages; and unwinding of the time value discount due to the passage of time in stage 1 and stage 2.

Royal Bank of Canada
  First Quarter 2024   67

Allowance for credit losses – Retail and wholesale loans

	For the three months ended
	January 31, 2024				January 31, 2023
	Performing		Impaired		Performing		Impaired
(Millions of Canadian dollars)	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
Residential mortgages
Balance at beginning of period	$223	$90	$168	$481	$235	$65	$132	$432
Provision for credit losses
Transfers to stage 1	17	(17)	–	–	13	(13)	–	–
Transfers to stage 2	(6)	10	(4)	–	(6)	10	(4)	–
Transfers to stage 3	(1)	(8)	9	–	–	(3)	3	–
Originations	19	–	–	19	30	–	–	30
Maturities	(4)	(4)	–	(8)	(4)	(2)	–	(6)
Changes in risk, parameters and exposures	(1)	40	24	63	(13)	25	15	27
Write-offs	–	–	(4)	(4)	–	–	(8)	(8)
Recoveries	–	–	3	3	–	–	3	3
Exchange rate and other	(2)	(1)	(9)	(12)	(1)	–	(8)	(9)
Balance at end of period	$245	$110	$187	$542	$254	$82	$133	$469

Personal
Balance at beginning of period	$280	$793	$155	$1,228	$285	$661	$97	$1,043
Provision for credit losses
Transfers to stage 1	125	(125)	–	–	150	(150)	–	–
Transfers to stage 2	(19)	20	(1)	–	(23)	23	–	–
Transfers to stage 3	(1)	(28)	29	–	–	(13)	13	–
Originations	22	–	–	22	23	–	–	23
Maturities	(12)	(46)	–	(58)	(12)	(25)	–	(37)
Changes in risk, parameters and exposures	(114)	229	123	238	(138)	231	90	183
Write-offs	–	–	(169)	(169)	–	–	(112)	(112)
Recoveries	–	–	30	30	–	–	29	29
Exchange rate and other	(1)	–	(3)	(4)	1	(2)	1	–
Balance at end of period	$280	$843	$164	$1,287	$286	$725	$118	$1,129

Credit cards
Balance at beginning of period	$203	$866	$–	$1,069	$177	$716	$–	$893
Provision for credit losses
Transfers to stage 1	137	(137)	–	–	164	(164)	–	–
Transfers to stage 2	(28)	28	–	–	(20)	20	–	–
Transfers to stage 3	(1)	(108)	109	–	–	(94)	94	–
Originations	3	–	–	3	4	–	–	4
Maturities	(1)	(8)	–	(9)	(1)	(7)	–	(8)
Changes in risk, parameters and exposures	(125)	272	42	189	(139)	271	8	140
Write-offs	–	–	(259)	(259)	–	–	(142)	(142)
Recoveries	–	–	109	109	–	–	40	40
Exchange rate and other	–	–	(1)	(1)	(1)	–	–	(1)
Balance at end of period	$188	$913	$–	$1,101	$184	$742	$–	$926

Small business
Balance at beginning of period	$70	$66	$58	$194	$73	$73	$48	$194
Provision for credit losses
Transfers to stage 1	5	(5)	–	–	10	(10)	–	–
Transfers to stage 2	(5)	5	–	–	(3)	3	–	–
Transfers to stage 3	–	(2)	2	–	–	(2)	2	–
Originations	9	–	–	9	8	–	–	8
Maturities	(3)	(5)	–	(8)	(4)	(6)	–	(10)
Changes in risk, parameters and exposures	(5)	15	26	36	(12)	13	18	19
Write-offs	–	–	(18)	(18)	–	–	(11)	(11)
Recoveries	–	–	3	3	–	–	2	2
Exchange rate and other	1	–	(5)	(4)	1	2	(1)	2
Balance at end of period	$72	$74	$66	$212	$73	$73	$58	$204

Wholesale
Balance at beginning of period	$774	$785	$767	$2,326	$597	$585	$392	$1,574
Provision for credit losses
Transfers to stage 1	50	(50)	–	–	51	(51)	–	–
Transfers to stage 2	(55)	58	(3)	–	(20)	21	(1)	–
Transfers to stage 3	(3)	(9)	12	–	(3)	(14)	17	–
Originations	124	–	–	124	153	–	–	153
Maturities	(97)	(87)	–	(184)	(118)	(71)	–	(189)
Changes in risk, parameters and exposures	(101)	173	317	389	(55)	150	102	197
Write-offs	–	–	(160)	(160)	–	–	(26)	(26)
Recoveries	–	–	11	11	–	–	9	9
Exchange rate and other	17	(17)	(61)	(61)	(5)	(8)	(25)	(38)
Balance at end of period	$709	$853	$883	$2,445	$600	$612	$468	$1,680

Royal Bank of Canada
  First Quarter 2024

Note 5 Loans and allowance for credit losses (continued)

Key inputs and assumptions

The following provides an update on the key inputs and assumptions used in the measurement of expected credit losses. For further details, refer to Note 2 and Note 5 of our audited 2023 Annual Consolidated Financial Statements.
Our base scenario reflects rising unemployment rates in the near-term and central bank policy interest rate cuts beginning in calendar Q2 2024 as inflation declines towards target levels in Canada and the U.S. Our base scenario also reflects Canadian residential real estate price declines in the near-term from the recent peak in Q3 2023.
Downside scenarios, including two additional and more severe downside scenarios designed for the energy and real estate sectors, reflect the possibility of a more severe macroeconomic shock beginning in calendar Q2 2024 relative to our base scenario. In these scenarios, conditions are expected to deteriorate from calendar Q1 2024 levels for up to 18 months, followed by a recovery for the remainder of the period. These scenarios assume monetary policy responses that return the economy to a long-run,
sustainable growth rate within the forecast period.
The upside scenario reflects slightly stronger economic growth than the base scenario, without prompting a further offsetting monetary policy response as compared to our base scenario, followed by a return to a long-run
sustainable growth rate within the forecast period.
The following provides additional detail about our calendar quarter forecasts for certain key macroeconomic variables used in the models to estimate the allowance for credit losses:

•
Unemployment rates

– In our base forecast, calendar Q1 2024 unemployment rates
in
C
an
ada

are expected to rise to 6.2%
,
 peaking at 6.6% in
Q2 2024 with the U.S. to rise to 3.9%, peaking
 at
4.5% in
Q3 2024 then

reverting to long run equilibrium towards the

middle

of the forecast horizon.

•
Gross Domestic Product (GDP
)
–
In our base forecast, we expect Canadian GDP to grow continuously following calendar Q1 2024, while U.S. GDP is expected to decline initially followed by continuous growth in calendar Q3 2024 and thereafter. GDP in calendar Q4 2024 is expected to be

1.4
% and
0.4
% above Q4 2023 levels in Canada and the U.S., respectively.

Royal Bank of Canada
  First Quarter 2024   69

•
Oil price (West Texas Intermediate in US$)

– In our base forecast, we expect oil prices to average $76 per barrel over the next 12 months from calendar Q1 2024 and $67 per barrel in the following 2 to 5 years. The range of average prices in our alternative downside and upside scenarios is $27 to $92 per barrel for the next 12 months and $43 to $71 per barrel for the following 2 to 5 years
.
As at October 31, 2023, our base forecast included an average price of $81 per barrel for the next 12 months and $67 per barrel for the following 2 to 5 years.

•
Canadian housing price index
– In our base forecast, we expect housing prices to increase by 1.4% over the next 12 months from calendar Q1 2024, with a compound annual growth rate of 5.0% for the following 2 to 5 years. The range of annual housing price growth (contraction) in our alternative real estate downside and upside scenarios is (30.0)% to 10.9% over the next 12 months and 4.2% to 9.6% for the following 2 to 5 years. As at October 31, 2023, our base forecast included housing price growth of 1.6% for the next 12 months and 5.0% for the following 2 to 5 years.

Royal Bank of Canada
  First Quarter 2024

Note 5 Loans and allowance for credit losses (continued)

Credit risk exposure by internal risk rating
The following table presents the gross carrying amount of loans measured at amortized cost, and the full contractual amount of undrawn loan commitments subject to the impairment requirements of IFRS 9
Financial Instruments
. Risk ratings are based on internal ratings used in the measurement of expected credit losses as at the reporting date, as outlined in the internal ratings maps for Wholesale and Retail facilities in the Credit risk section of our 2023 Annual Report.

	As at
	January 31, 2024				October 31, 2023
(Millions of Canadian dollars)	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
Retail
Loans outstanding – Residential mortgages

Low risk	$347,982	$2,453	$–	$350,435	$349,001	$1,630	$–	$350,631
Medium risk	19,103	1,586	–	20,689	19,126	1,610	–	20,736
High risk	1,463	5,499	–	6,962	1,582	4,927	–	6,509
Not rated (1)	52,733	1,402	–	54,135	54,247	1,220	–	55,467
Impaired	–	–	853	853	–	–	682	682
	421,281	10,940	853	433,074	423,956	9,387	682	434,025
Items not subject to impairment (2)				490				476
Total				$433,564				$434,501

Loans outstanding – Personal
Low risk	$76,351	$1,741	$–	$78,092	$75,572	$1,676	$–	$77,248
Medium risk	5,720	2,937	–	8,657	5,587	2,915	–	8,502
High risk	468	2,145	–	2,613	477	2,088	–	2,565
Not rated (1)	9,330	266	–	9,596	9,982	157	–	10,139
Impaired	–	–	317	317	–	–	280	280
Total	$91,869	$7,089	$317	$99,275	$91,618	$6,836	$280	$98,734

Loans outstanding – Credit cards
Low risk	$16,331	$162	$–	$16,493	$16,331	$135	$–	$16,466
Medium risk	1,709	2,134	–	3,843	1,771	2,132	–	3,903
High risk	45	1,851	–	1,896	41	1,734	–	1,775
Not rated (1)	741	32	–	773	856	35	–	891
Total	$18,826	$4,179	$–	$23,005	$18,999	$4,036	$–	$23,035

Loans outstanding – Small business
Low risk	$8,724	$899	$–	$9,623	$8,641	$920	$–	$9,561
Medium risk	2,275	969	–	3,244	2,238	936	–	3,174
High risk	122	785	–	907	99	592	–	691
Not rated (1)	8	–	–	8	11	–	–	11
Impaired	–	–	268	268	–	–	244	244
Total	$11,129	$2,653	$268	$14,050	$10,989	$2,448	$244	$13,681

Undrawn loan commitments – Retail
Low risk	$264,315	$769	$–	$265,084	$266,209	$610	$–	$266,819
Medium risk	11,705	332	–	12,037	10,759	298	–	11,057
High risk	1,122	465	–	1,587	956	434	–	1,390
Not rated (1)	6,953	161	–	7,114	6,686	138	–	6,824
Total	$284,095	$1,727	$–	$285,822	$284,610	$1,480	$–	$286,090

Wholesale – Loans outstanding
Investment grade	$91,756	$356	$–	$92,112	$89,037	$416	$–	$89,453
Non-investment grade	149,767	24,149	–	173,916	156,211	19,210	–	175,421
Not rated (1)	10,676	199	–	10,875	10,968	238	–	11,206
Impaired	–	–	2,760	2,760	–	–	2,498	2,498
	252,199	24,704	2,760	279,663	256,216	19,864	2,498	278,578
Items not subject to impairment (2)				14,058				9,248
Total				$293,721				$287,826

Undrawn loan commitments – Wholesale
Investment grade	$311,697	$45	$–	$311,742	$312,178	$186	$–	$312,364
Non-investment grade	129,709	14,604	–	144,313	130,994	13,947	–	144,941
Not rated (1)	5,440	1	–	5,441	4,176	–	–	4,176
Total	$446,846	$14,650	$–	$461,496	$447,348	$14,133	$–	$461,481

(1)	In certain cases where an internal risk rating is not assigned, we use other approved credit risk assessment or rating methodologies, policies and tools to manage our credit risk.
(2)	Items not subject to impairment are loans held at FVTPL.
Loans past due but not impaired
(1), (2)

	As at
	January 31, 2024			October 31, 2023
(Millions of Canadian dollars)	30 to 89 days	90 days and greater	Total	30 to 89 days	90 days and greater	Total
Retail	$1,933	$224	$2,157	$1,840	$208	$2,048
Wholesale	1,220	57	1,277	1,823	49	1,872
	$3,153	$281	$3,434	$3,663	$257	$3,920

(1)	Excludes loans less than 30 days past due as they are not generally representative of the borrowers’ ability to meet their payment obligations.
(2)	Amounts presented may include loans past due as a result of administrative processes, such as mortgage loans on which payments are restrained pending payout due to sale or refinancing, which can fluctuate based on business volumes. Past due loans arising from administrative processes are not representative of the borrowers’ ability to meet their payment obligations.

Royal Bank of Canada
  First Quarter 2024   71

Note 6 Significant acquisition and disposition
Acquisition
HSBC Bank Canada
On November 29, 2022, we entered into an agreement to acquire 100%
of the common shares of HSBC Bank Canada (HSBC Canada) for an all-cash purchase price of $
13.5
billion. HSBC Canada is a premier Canadian personal and commercial bank focused on globally connected clients. We will also purchase all of the existing preferred shares and subordinated debt of HSBC Canada held directly or indirectly by HSBC Holdings plc at par value ($2.1 billion as of December 31, 2023).
The agreement includes a locked box mechanism under which HSBC Canada’s earnings from June 30, 2022 to the closing date accrue to RBC and will be reflected in the acquired net assets on closing. Relatedly, we will pay an additional amount that accrues from August 30, 2023 to the closing date, which is calculated based on the all-cash purchase price for the common shares of HSBC Canada and the Canadian Overnight Repo Rate Average.
On December 21, 2023, we received approval from the federal Minister of Finance to proceed with the planned acquisition of HSBC Canada, which is expected to close on March 28, 2024, subject to the satisfaction of customary closing conditions. The results of the acquired business will be consolidated from the date of close.
Disposition
Wealth Management
On December 1, 2023, we completed the previously announced sale of the RBC Investor Services® business in Jersey to CACEIS. The transaction did not have a significant impact on our financial statements. The completion of the sale of the business of the U.K. branch of RBC Investor Services Trust remains subject to customary closing conditions. The disposal group consists of $2.7 billion of assets, primarily consisting of cash and due from banks, and $2.7 billion of liabilities, primarily consisting of deposits, and remains classified as held-for-sale,
presented in Other assets and Other liabilities.

Note 7 Deposits

	As at
	January 31, 2024				October 31, 2023
(Millions of Canadian dollars)	Demand (1)	Notice (2)	Term (3)	Total	Demand (1)	Notice (2)	Term (3)	Total
Personal	$183,035	$59,654	$209,500	$452,189	$186,530	$57,614	$197,802	$441,946
Business and government	308,455	16,663	418,654	743,772	316,200	19,056	409,819	745,075
Bank	7,994	688	36,525	45,207	7,996	769	35,901	44,666
	$499,484	$77,005	$664,679	$1,241,168	$510,726	$77,439	$643,522	$1,231,687
Non-interest-bearing (4)
Canada	$128,063	$6,187	$193	$134,443	$132,994	$6,107	$168	$139,269
United States	36,514	–	–	36,514	40,646	–	–	40,646
Europe (5)	11	–	–	11	17	–	–	17
Other International	7,262	–	–	7,262	7,265	–	–	7,265
Interest-bearing (4)
Canada	300,806	14,502	515,934	831,242	302,746	14,641	493,347	810,734
United States	16,206	55,499	83,225	154,930	16,210	55,895	78,837	150,942
Europe (5)	5,154	771	48,402	54,327	5,353	726	51,812	57,891
Other International	5,468	46	16,925	22,439	5,495	70	19,358	24,923
	$499,484	$77,005	$664,679	$1,241,168	$510,726	$77,439	$643,522	$1,231,687

(1)	Demand deposits are deposits for which we do not have the right to require notice of withdrawal, which include both savings and chequing accounts.
(2)	Notice deposits are deposits for which we can legally require notice of withdrawal. These deposits are primarily savings accounts.
(3)	Term deposits are deposits payable on a fixed date, and include term deposits, guaranteed investment certificates and similar instruments.
(4)	The geographical splits of the deposits are based on the point of origin of the deposits and where the revenue is recognized. As at January 31, 2024, deposits denominated in U.S. dollars, British pounds, Euro and other foreign currencies were $453 billion
, $34

billion
,
$46

billion
an
d $30

billion
,
respectively (October 31, 2023 – $445 billion, $34 billion, $49 billion and $32 billion, respectively).
(5)	Europe includes the United Kingdom and the Channel Islands.

Royal Bank of Canada
  First Quarter 2024

Note 7 Deposits (continued)

Contractual maturities of term deposits

	As at
(Millions of Canadian dollars)	January 31 2024	October 31 2023
Within 1 year:
less than 3 months	$168,694	$182,373
3 to 6 months	100,797	69,868
6 to 12 months	145,368	151,079
1 to 2 years	76,110	76,232
2 to 3 years	55,812	49,965
3 to 4 years	39,359	36,774
4 to 5 years	29,681	36,506
Over 5 years	48,858	40,725
	$664,679	$643,522
Aggregate amount of term deposits in denominations of one hundred thousand dollars or more	$602,000	$586,000

Note 8 Insurance and reinsurance
Insurance and reinsurance contracts by measurement components
(1)

The following table presents the measurement components of assets and liabilities for insurance contracts issued and reinsurance contracts held by estimates of present value of future cash flows, risk adjustment for non-financial risk and CSM. These contracts are presented on a portfolio basis such that portfolios of contracts that are in an asset position are presented separately from those that are in a liability position. Financial assets held in support of the insurance and reinsurance contracts are not reflected in this table.

	As at
	January 31, 2024				October 31, 2023
(Millions of Canadian dollars)	Estimates of present value of future cash flows	Risk adjustment for non-financial risk	CSM	Total	Estimates of present value of future cash flows	Risk adjustment for non-financial risk	CSM	Total
Insurance contract assets (2)	$1,952	$(630)	$(558)	$764	$1,790	$(544)	$(565)	$681
Insurance contract liabilities (3)
Insurance contract liabilities for segregated funds	$(3,236)	$(16)	$(54)	$(3,306)	$(2,553)	$(15)	$(64)	$(2,632)
Insurance contract liabilities excluding segregated funds	(13,227)	(2,664)	(2,145)	(18,036)	(11,955)	(2,308)	(2,131)	(16,394)
	$(16,463)	$(2,680)	$(2,199)	$(21,342)	$(14,508)	$(2,323)	$(2,195)	$(19,026)
Reinsurance contracts held assets (2), (3)	$360	$555	$780	$1,695	$327	$469	$786	$1,582
Reinsurance contracts held liabilities (4)	$–	$–	$–	$–	$(42)	$6	$18	$(18)
CSM for insurance contracts, net of reinsurance contracts held			$(1,977)				$(1,956)

(1)	Includes contracts measured using the GMM and VFA that have CSM and contracts measured using the PAA in which CSM is not applicable.
(2)	Presented in Other assets.
(3)	Insurance contract liabilities and reinsurance contract held assets primarily relate to balances for remaining coverage for future services on contracts measured using the GMM or VFA.
(4)	Presented in Other liabilities.

Royal Bank of Canada
  First Quarter 2024   73

Insurance service and insurance investment results
The following table provides the composition of Insurance service result and Insurance investment result for insurance contracts issued and reinsurance contracts held.

	For the three months ended
(Millions of Canadian dollars)	January 31 2024	January 31 2023 (1)
Insurance service result
Insurance revenue	$1,205	$1,104
Insurance service expense	(984)	(853)
Net income (expense) from reinsurance contracts held	(34)	(59)
	$187	$192
Insurance investment result
Net investment income	$2,018	$1,019
Insurance finance income (expense)	(1,976)	(1,134)
Reinsurance finance income (expense)	99	42
	$141	$(73)
Insurance service and insurance investment results	$328	$119

(1)	The 2023 amounts may not be fully comparable to the current period as we were not managing our asset and liability portfolios under IFRS 17 and Net investment income was not restated for the reclassifications of certain eligible financial assets. Refer to Note 2 for further
details.

Note 9 Employee benefits – Pension and other post-employment benefits
We offer a number of defined benefit and defined contribution plans which provide pension and post-employment benefits to eligible employees. The following tables present the composition of our pension and other post-employment benefit expense and the effects of remeasurements recorded in OCI:
Pension and other post-employment benefit expense

	For the three months ended
	Pension plans		Other post-employment benefit plans
(Millions of Canadian dollars)	January 31 2024	January 31 2023	January 31 2024	January 31 2023
Current service costs	$46	$48	$8	$8
Past service costs	–	–	–	–
Net interest expense (income)	(38)	(40)	20	19
Remeasurements of other long-term benefits	–	–	10	2
Administrative expense	4	3	–	–
Defined benefit pension expense (1)	12	11	38	29
Defined contribution pension expense (1)	106	85	–	–
	$118	$96	$38	$29

(1)	Pension expenses are primarily reported in
Non-Interest
expense – Human resources with a portion reported in Insurance service result when such expenses are directly attributable to insurance or reinsurance contracts.
Pension and other post-employment benefit remeasurements
(1)

	For the three months ended
	Defined benefit pension plans		Other post-employment benefit plans
(Millions of Canadian dollars)	January 31 2024	January 31 2023	January 31 2024	January 31 2023
Actuarial (gains) losses:
Changes in financial assumptions (2)	$1,271	$772	$120	$75
Experience adjustments	–	–	1	–
Return on plan assets (excluding interest based on discount rate)	(1,469)	(594)	–	–
	$(198)	$178	$121	$75

(1)	Market based assumptions, including Changes in financial assumptions and Return on plan assets, are reviewed on a quarterly basis. All other assumptions are updated during our annual review of plan assumptions.
(2)	Changes in financial assumptions in our defined benefit pension plans primarily relate to changes in discount rates.

Royal Bank of Canada
  First Quarter 2024

Note 10 Income taxes
Pillar Two model rules
The 2023 Canadian Federal budget reinforced the Government of Canada’s commitment to the Organisation for Economic Co-operation and Development’s two-pillar plan for international tax reform, including a global

15
%
minimum tax on multinational enterprises (under the Pillar Two model rules), and associated draft legislation for a Global Minimum Tax Act was released by the Government on August 4. The timing of the enactment of these proposed rules in Canada remains uncertain, and the legislation remains subject to amendment prior to enactment. While the Pillar Two model rules are not yet substantively enacted in Canada, certain non-Canadian jurisdictions where we have operations have enacted or substantively enacted legislation implementing these rules. The impact on RBC continues to be assessed and will depend on numerous variables including, among others, the final legislation enacted across the various jurisdictions in which we operate. We continue to actively monitor developments.

Note 1 1 Significant capital and funding transactions
Preferred Shares
On November 7, 2023, we redeemed all 15 thousand of our issued and outstanding Non-Cumulative First Preferred Shares Series C-2 at a redemption price of US$1,000 per share. Concurrently, we redeemed all 615 thousand Series C-2 depositary shares, each of which represents a one-fortieth interest in a Series C-2 share.
On January
25, 2024, we issued 750 thousand Non-Cumulative 5-Year Fixed Rate Reset First Preferred Shares Series BU to certain institutional investors, at a price of $1,000 per share, for total gross proceeds of $750 million. For the initial period ending February 24, 2029, the shares pay semi-annual cash dividends, if declared, at a rate of 7.408% per annum. The dividend rate will reset every fifth year at a rate equal to the 5-year Government of Canada bond yield plus a premium of 3.90%.
Subject to the consent of the Office of the Superintendent of Financial Institutions (OSFI) and the requirements of the
Bank Act
(Canada), we may redeem the Series BU Preferred Shares in whole or in part at par during the period from January 25, 2029, to and including February 24, 2029, and during the period from January 24 to and including February 24 every fifth year thereafter. The shares include non-viability contingency capital (NVCC) provisions necessary for them to qualify as Tier 1 regulatory capital under Basel III.
Common shares issued

	For the three months ended
	January 31, 2024		January 31, 2023
(Millions of Canadian dollars, except number of shares)	Number of shares (thousands)	Amount	Number of shares (thousands)	Amount
Issued in connection with share-based compensation plans (1)	400	$38	269	$24
Issued in connection with dividend reinvestment plan (2)	6,135	720	–	–
	6,535	$758	269	$24

(1)	Amounts include cash received for stock options exercised during the period and the fair value adjustment to stock options.
(2)
The requirements of our dividend reinvestment plan (DRIP) are satisfied through either open market share purchases or shares issued from treasury. During the three months ended January 31, 2024 our DRIP requirements were satisfied through shares issued from treasury. During the three months ended January 31, 2023 our DRIP requirements were satisfied through open market share purchases.

Royal Bank of Canada
  First Quarter 2024   75

Note 1 2 Earnings per share

	For the three months ended
(Millions of Canadian dollars, except share and per share amounts)	January 31 2024	January 31 2023 (Restated – Note 2)
Basic earnings per share
Net income	$3,582	$3,133
Dividends on preferred shares and distributions on other equity instruments	(58)	(44)
Net income attributable to non-controlling interests	(2)	(2)
Net income available to common shareholders	$3,522	$3,087
Weighted average number of common shares (in thousands)	1,406,324	1,382,754
Basic earnings per share (in dollars)	$2.50	$2.23
Diluted earnings per share
Net income available to common shareholders	$3,522	$3,087
Weighted average number of common shares (in thousands)	1,406,324	1,382,754
Stock options (1)	1,291	1,756
Issuable under other share-based compensation plans	26	26
Average number of diluted common shares (in thousands)	1,407,641	1,384,536
Diluted earnings per share (in dollars)	$2.50	$2.23

(1)	The dilutive effect of stock options was calculated using the treasury stock method. When the exercise price of options outstanding is greater than the average market price of our common shares, the options are excluded from the calculation of diluted earnings per share. For the three months ended January 31, 2024, an average of 2,216,903 outstanding options with an average exercise price of $130.78 were excluded from the calculation of diluted earnings per share. For the three months ended January 31, 2023, an average of 591,472 outstanding options with an average exercise price of $131.64 were excluded from the calculation of diluted earnings per share.

Note 13 Legal and regulatory matters
We are a large global institution that is subject to many different complex legal and regulatory requirements that continue to evolve. We are and have been subject to a variety of legal proceedings, including civil claims and lawsuits, regulatory examinations, investigations, audits and requests for information by various governmental regulatory agencies and law enforcement authorities in various jurisdictions. Some of these matters may involve novel legal theories and interpretations and may be advanced under criminal as well as civil statutes, and some proceedings could result in the imposition of civil, regulatory enforcement or criminal penalties. We review the status of all proceedings on an ongoing basis and will exercise judgment in resolving them in such manner as we believe to be in our best interest. In many proceedings, it is inherently difficult to determine whether any loss is probable or to reliably estimate the amount of any loss. This is an area of significant judgment and uncertainty and the extent of our financial and other exposure to these proceedings after taking into account current provisions could be material to our results of operations in any particular period though we do not believe that the ultimate resolution of any such matter will have a material effect on our consolidated financial condition.
Our significant legal proceedings and regulatory matters are described in Note 25 of our audited 2023 Annual Consolidated Financial Statements and as updated below. Based on the facts currently known, except as may otherwise be noted, it is not possible at this time for us to predict the ultimate outcome of these proceedings or the timing of their resolution.
London interbank offered rate (LIBOR) litigation
On December 12, 2023, the settlement agreement resolving one of the LIBOR class actions brought on behalf of certain plaintiffs that purchased U.S. dollar LIBOR-based instruments was granted final court approval.
Royal Bank of Canada Trust Company (Bahamas) Limited proceedings
On December 11, 2023, the U.S. Department of Labor published a technical correction to the prior one-year exemption reflecting the fact that the pending Court of Appeal’s decision will be rendered by an appellate court, and not the district court.

Royal Bank of Canada
  First Quarter 2024

Note 1 4 Results by business segment
Composition of business segments
For management purposes, based on the products and services offered, we are organized into four business segments: Personal & Commercial Banking, Wealth Management, Insurance and Capital Markets.

	For the three months ended January 31, 2024
(Millions of Canadian dollars)	Personal & Commercial Banking	Wealth Management	Insurance	Capital Markets (1)	Corporate Support (1)	Total
Net interest income (2)	$4,216	$1,150	$–	$661	$305	$6,332
Non-interest income	1,578	3,387	363	2,290	(465)	7,153
Total revenue	5,794	4,537	363	2,951	(160)	13,485
Provision for credit losses	634	11	1	167	–	813
Non-interest expense	2,339	3,768	71	1,642	504	8,324
Income (loss) before income taxes	2,821	758	291	1,142	(664)	4,348
Income taxes (recoveries)	760	152	71	(12)	(205)	766
Net income	$2,061	$606	$220	$1,154	$(459)	$3,582
Non-interest expense includes:
Depreciation and amortization	$235	$311	$4	$124	$(2)	$672

	For the three months ended January 31, 2023 (Restated – Note 2)
(Millions of Canadian dollars)	Personal & Commercial Banking	Wealth Management (3), (4)	Insurance	Capital Markets (1), (4)	Corporate Support (1), (3)	Total
Net interest income (2)	$4,007	$1,216	$–	$792	$187	$6,202
Non-interest income	1,534	3,344	154	2,354	(231)	7,155
Total revenue	5,541	4,560	154	3,146	(44)	13,357
Provision for credit losses	401	66	–	65	–	532
Non-interest expense	2,229	3,434	70	1,701	155	7,589
Income (loss) before income taxes	2,911	1,060	84	1,380	(199)	5,236
Income taxes (recoveries)	785	230	17	139	932	2,103
Net income	$2,126	$830	$67	$1,241	$(1,131)	$3,133
Non-interest expense includes:
Depreciation and amortization	$241	$301	$8	$127	$–	$677

(1)	Taxable equivalent basis.
(2)	Interest revenue is reported net of interest expense as we rely primarily on net interest income as a performance measure.
(3)	Amounts for the three months ended January 31, 2023 have been revised from those previously presented.
(4)
Effective the fourth quarter of 2023, we moved the Investor Services lending business from our Wealth Management segment to our Capital Markets segment. Therefore, comparative results for the three months ended January 31, 2023 have been revised from those previously presented.

Total assets and total liabilities by business segment

	As at January 31, 2024
(Millions of Canadian dollars)	Personal & Commercial Banking	Wealth Management	Insurance	Capital Markets	Corporate Support	Total
Total assets	$640,193	$175,270	$26,956	$1,069,398	$62,588	$1,974,405
Total liabilities	640,114	174,043	26,904	1,069,685	(52,829)	1,857,917

	As at October 31, 2023 (Restated – Note 2)
(Millions of Canadian dollars)	Personal & Commercial Banking	Wealth Management	Insurance	Capital Markets	Corporate Support	Total
Total assets	$636,046	$179,227	$24,130	$1,100,172	$66,956	$2,006,531
Total liabilities	635,952	177,389	24,895	1,099,893	(46,745)	1,891,384

Royal Bank of Canada
  First Quarter 2024   77

Note 1 5 Capital management
Regulatory capital and capital ratios
OSFI formally establishes risk-based capital and leverage minimums and Total Loss Absorbing Capacity (TLAC) ratios for deposit-taking institutions in Canada. During the first quarter of 2024, we complied with all applicable capital, leverage and TLAC requirements, including the Domestic Stability Buffer, imposed by OSFI.

	As at
(Millions of Canadian dollars, except percentage amounts and as otherwise noted)	January 31 2024	October 31 2023
Capital (1), (2)
CET1 capital	$88,106	$86,611
Tier 1 capital	96,140	93,904
Total capital	106,865	104,952
Risk-weighted assets (RWA) used in calculation of capital ratios (1), (2)
Credit risk	$474,677	$475,842
Market risk	30,980	40,498
Operational risk	84,600	79,883
Total RWA	$590,257	$596,223
Capital ratios and Leverage ratio (1), (2)
CET1 ratio	14.9%	14.5%
Tier 1 capital ratio	16.3%	15.7%
Total capital ratio	18.1%	17.6%
Leverage ratio	4.4%	4.3%
Leverage ratio exposure (billions)	$2,173	$2,180
TLAC available and ratios (1), (3)
TLAC available	$185,556	$184,916
TLAC ratio	31.4%	31.0%
TLAC leverage ratio	8.5%	8.5%

(1)	As prior period restatements are not required by OSFI, there was no impact from the adoption of IFRS 17 on regulatory capital, RWA, capital ratios, leverage ratio, TLAC available and TLAC ratios for periods prior to November 1, 2023.
(2)	Capital, RWA, and capital ratios are calculated using OSFI’s Capital Adequacy Requirements (CAR) guideline and the Leverage ratio is calculated using OSFI’s Leverage Requirements (LR) guideline. Both the CAR guideline and LR guideline are based on the Basel III framework. The periods ended January 31, 2024 and October 31, 2023 reflect our adoption of the revised CAR and LR guidelines that came into effect in Q2 2023, as further updated on October 20, 2023 as part of OSFI’s implementation of the Basel III reforms. The period ended January 31, 2024 also reflects our adoption of the revised market risk and CVA frameworks that came into effect on November 1, 2023.
(3)	TLAC available and TLAC ratios are calculated using OSFI’s TLAC guideline. The TLAC standard is applied at the resolution entity level which for us is deemed to be Royal Bank of Canada and its subsidiaries. A resolution entity and its subsidiaries are collectively called a resolution group. The TLAC ratio and TLAC leverage ratio are calculated using the TLAC available as percentage of total RWA and leverage exposure, respectively.